Confidential Draft Submitted on December 23, 2013

This draft registration statement has not been publically filed with the Securities and Exchange Commission and all information herein remains confidential

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Corium International, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	38-3230774 (I.R.S. Employer Identification Number)

Corium International, Inc.
235 Constitution Drive
Menlo Park, California 94025
(650) 298-8255
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Peter D. Staple
Chief Executive Officer
Corium International, Inc.
235 Constitution Drive
Menlo Park, California 94025
(650) 298-8255
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Cynthia Clarfield Hess Robert A. Freedman Effie Toshav Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500	Robert S. Breuil Chief Financial Officer Corium International, Inc. 235 Constitution Drive Menlo Park, California 94025 (650) 298-8255	B. Shayne Kennedy Daniel E. Rees Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 (714) 540-1234

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, $0.001 par value	$	$

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)
Includes additional shares that the underwriters have the right to purchase from the Registrant.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 23, 2013

PRELIMINARY PROSPECTUS

                             Shares

Corium International, Inc.

Common Stock

We are offering                             shares of our common stock. This is our initial public offering of our common stock and no public market currently exists for our common stock. We expect the initial public offering price to be between $               and $               per share. We intend to apply to list our common stock on the NASDAQ Global Market under the symbol "CORI."

We are an "emerging growth company" as defined in the Jumpstart our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public reporting requirements for this prospectus and future filings.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions
Proceeds to Corium before Expenses

Delivery of the shares of common stock is expected to be made on or about                                             , 2014. We have granted the underwriters an option for a period of 30 days to purchase an additional                              shares of our common stock. If the underwriters exercise the option in full, total underwriting discounts and commissions payable by us will be $               , and the total proceeds to us before expenses will be $               .

Joint Book-Running Managers
Jefferies	Leerink Swann

Co-Managers
Needham & Company	FBR

Prospectus dated                                             , 2014

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

Until                                             , 2014 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit our initial public offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our common stock. You should carefully consider, among other things, our financial statements and the related notes and the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

 CORIUM INTERNATIONAL, INC.

Overview

We are a commercial stage biopharmaceutical company focused on the development, manufacture and commercialization of specialty pharmaceutical products that leverage our broad experience in transdermal and transmucosal delivery systems. Together with our partners, we have successfully developed six marketed products in the prescription drug and consumer markets, and we are the sole commercial supplier of each of those products for our marketing partners. These marketed products are Clonidine Transdermal Delivery System, or TDS, Fentanyl TDS and four Crest Advanced Seal Whitestrips products. We use our novel transdermal and transmucosal approaches to bring new products to markets with significant opportunities. Our development platforms enable transdermal delivery of large molecules, or biologics, including vaccines, peptides and proteins, as well as small molecules that are otherwise difficult to deliver in a transdermal dosage form. Our pipeline includes three partnered products that are the subject of pending drug marketing applications to the U.S. Food and Drug Administration, or FDA. In addition, we have 12 partner- or self-funded programs at earlier stages.

Since 1999, we have built significant know-how and experience in the development, scale-up and manufacture of complex specialty products and have formed relationships with our partners that include both the development of new product formulations and our manufacture of the resulting products. Our partners include The Procter & Gamble Company, or P&G, Par Pharmaceutical, Inc., Teva Pharmaceuticals USA, Inc. and Agile Therapeutics, Inc., as well as several other multinational pharmaceutical companies. We have the capability to develop and manufacture our own product candidates and are one of only a few independent companies that develops and manufactures transdermal products for other parties. We believe our proprietary manufacturing processes, know-how and custom equipment give us a distinct competitive advantage over other pharmaceutical, consumer products and manufacturing companies.

Transdermal drug delivery is the transport of drugs through the skin for absorption into the body. We have developed two proprietary technology platforms, Corplex and MicroCor, that we believe offer significant competitive advantages over existing transdermal approaches. Corplex and MicroCor are designed to be adapted broadly for use in multiple drug categories and indications. We use our Corplex technology to create advanced transdermal and transmucosal systems for small molecules that utilize less of the active ingredient while achieving the same or better therapeutic effect, that can adhere well to either wet or dry surfaces, and that can hold additional ingredients required to aid the diffusion of low-solubility molecules through the skin without losing adhesion. Our MicroCor technology is a biodegradable microstructure system currently in development that enables the painless and convenient delivery of biologics that otherwise must be delivered via injection. MicroCor is designed to expand the market for transdermal delivery of biologics, which cannot currently be delivered by other FDA-approved transdermal technologies.

In addition to commercialized products, we have a number of products in late stages of development. The most advanced clinical stage product in our pipeline is AG200-15, which is in Phase 3 development by our partner Agile. AG200-15 is a combined hormonal contraceptive patch designed to deliver two hormones, ethinyl estradiol and levonorgestrel, through the skin at levels comparable to low-dose oral contraceptives, in an easy-to-use format over seven days. Agile has filed an NDA for approval of this product, and is preparing to conduct an additional Phase 3 clinical trial based on guidance from the FDA. We estimate the market for this product could exceed $1 billion annually in the United States based in part on sales of earlier generation contraceptive patches, including Johnson & Johnson's Ortho Evra patch.

We are developing two additional products utilizing our proprietary technologies that we plan to advance into Phase 2 trials in 2014 and 2015. MicroCor hPTH(1-34) utilizes our MicroCor technology to deliver parathyroid hormone, a peptide for treating osteoporosis that is currently available only in a refrigerated injectable form. Corplex Tamsulosin is a patch being developed to deliver tamsulosin to patients with benign prostate hyperplasia. It is designed to deliver a controlled dose over several days and to reduce side effects compared to currently marketed products. We are not aware of any FDA-approved transdermal systems for delivering either hPTH(1-34) or tamsulosin.

Transdermal Drug Delivery Industry

Transdermal delivery and transmucosal delivery, or delivery through mucous membranes, offer patients more convenient, non-invasive and comfortable methods of drug delivery. The benefits of transdermal and transmucosal delivery systems over other dosage forms generally include enhancing the efficacy and reducing the side effects of a drug by controlling the rate of delivery and absorption, avoiding the undesirable breakdown of drugs in the liver associated with gastrointestinal absorption, and improving patient compliance and long-term adherence to therapy. According to Datamonitor, the global value of the market for systemic transdermal products, including patches, was approximately $20 billion in 2010 and is expected to grow to approximately $30 billion by 2015. We believe this growth is driven by the increasing availability of transdermal systems for important therapeutic applications and changing disease demographics.

Despite the benefits of current transdermal delivery products, many key challenges prevent broader use and applicability:

  •
  Skin Irritation and Adhesion:  A number of patches cause skin irritation and sensitization, often brought on by the inclusion of skin-permeating ingredients necessary to overcome the limitations of traditional patch technologies. Some patches also experience adhesion failure resulting from excess moisture or heat while worn by the patient, for example when swimming, bathing or during other normal daily activities.

  •
  Safety and Drug Loading:  In order to enable effective diffusion of sufficient amounts of drug through the skin, many transdermal delivery systems must incorporate large amounts of drug in the patch. After use, a large residual amount of the drug remains and must be disposed of carefully, especially if the drug is potent or toxic. In some cases, only a small amount of the total drug loaded in a patch is actually delivered into the bloodstream.

  •
  Delivery Limitation:  The pharmaceutical industry has been unable to formulate certain drugs, especially biologics, for transdermal drug delivery, given the size and complexity of the molecules. These drugs generally are delivered by injection, which causes pain and often requires administration by a medical professional. In addition, these drugs generally must be refrigerated, require biohazard disposal and present the risk of accidental needle sticks. Many small molecules are also difficult to deliver transdermally, especially those that are not soluble in water or are unstable in the presence of air or water.

One of the greatest opportunities in transdermal drug delivery is the ability to deliver biologics including vaccines, peptides and proteins, without the use of an injection. A number of companies have attempted to develop technologies to address this challenge, but many have experienced commercial and development failures due to the formulation, scale-up and manufacturing complexities. Some of these systems have relied upon large, complex and costly devices, usually with external power sources, which adversely impact their usability and reproducibility.

Our Solution

We are developing and commercializing advanced transdermal drug delivery products that are intended to expand the number and types of drugs that can be delivered transdermally. We believe our technologies can be applied to improve the therapeutic value of many drugs by controlling the levels of drug delivered over a longer period time. They are also designed to eliminate the need for injections of certain drugs and to improve adhesion and skin irritation profiles. Our technologies also allow us to create cost-effective products, especially by eliminating the need for complex devices and refrigeration throughout the supply chain. Our two proprietary platforms, Corplex and MicroCor, separately address some of the primary shortcomings of traditional transdermal drug delivery. We believe our track record within the industry demonstrates our ability to develop commercially successful products.

Corplex Technology

Corplex is a novel technology incorporating combinations of materials that utilize the properties of both traditional pressure-sensitive adhesives, or PSAs, as well as bioadhesives, to enable the transdermal delivery of small molecules. Corplex encompasses combinations and blends of polymers to provide a range of properties that improve adhesion and delivery of active ingredients that may otherwise be difficult to formulate for transdermal delivery. We use our Corplex technology in the Crest Whitestrips line of products and in our clinical stage Corplex Tamsulosin, as well as in other products in development. Additionally, we have one product utilizing Corplex technology for which an ANDA has been filed. Our Corplex transdermal delivery systems provide advanced custom solutions for small molecules and feature the following benefits:

  •
  Flexibility:  Corplex is adaptable and provides the ability to formulate adhesives to complement a drug's unique properties, enabling new drug dosage forms and delivery options.

  •
  Ease-of-Use:  Our Corplex systems are designed to improve patient compliance by being easy to use, self-administered and discreet. In addition, Corplex products are suitable for long-term skin contact and are designed to be easily removed with minimal damage to skin and without leaving a residue.

  •
  Compatibility:  Corplex can incorporate liquid-based components that improve stability and diffusion of the drug without compromising adhesion.

  •
  Efficient and Controlled Drug Delivery:  Because Corplex enables drugs to diffuse more easily through the skin, we can design Corplex products to require less drug to achieve the desired therapeutic result.

  •
  Improved Therapeutic Profile:  By achieving a steady dosage level, Corplex systems are designed to minimize side effects that otherwise result from peak concentrations of the drug when delivered with oral or other dosage forms.

We believe the combination of these benefits make Corplex well-suited for the development of a variety of healthcare products that require adhesive properties, including prescription transdermal drug products and personal care, oral care, wound care, medical device and diagnostics products.

MicroCor Technology

MicroCor is a biodegradable microstructure patch technology that we are developing to enable transdermal delivery of biologics, in a disruptive platform that reduces the need for needles and syringes and enables global distribution of biologics without requiring refrigeration. Because biologics cannot diffuse through the skin due to their size, some mechanism is required to introduce these molecules beyond the outer layer of the skin, or stratum corneum, where they can be absorbed into the body. The further a delivery system penetrates beyond the stratum corneum, the more likely it is to cause pain, bleeding and bruising. By integrating active ingredients directly into arrays of biodegradable microstructures, our MicroCor technology is designed to penetrate only the stratum corneum to release the drug for local or systemic absorption, while eliminating the pain, bleeding and bruising that can be caused by needles and other active delivery devices.

We believe MicroCor will offer the following advantages over other delivery technologies in development for biologics:

  •
  Minimal Discomfort:  Our MicroCor systems feature an array of microstructures that penetrate the stratum corneum to only a few hundred microns in depth, deep enough for effective delivery without causing pain, bruising or bleeding.

  •
  Dose Sparing:  MicroCor needles are biodegradable and dissolve in the skin once the system is applied. In our clinical studies to date, we determined that over 90% of the drug contained in a single use of a MicroCor system was delivered into the skin each time the system was administered. We expect our MicroCor systems to reduce drug waste and the costs associated with the excess drug that may be required in less efficient delivery technologies.

  •
  Thermally Stable:  Our MicroCor systems do not contain moisture, and therefore are designed to be room temperature stable, enabling both stockpiling and worldwide delivery without refrigeration, thereby minimizing drug or product spoilage.

  •
  No Biohazard Disposal:  Because MicroCor needles completely dissolve in the skin, no sharps remain after use. We believe this feature will allow disposal of the system in a traditional trash receptacle without risk of accidental needle sticks or abuse associated with residual drug left in the delivery system.

  •
  Ease-of-Use:  MicroCor products are designed to be self-administered, fully-integrated, single-use systems that are worn for only a few minutes. Unlike other delivery systems, MicroCor requires no additional parts, electrical power or complex external enabling devices to effectively deliver the drug or product.

  •
  Cost-Effective:  In addition to the cost savings associated with dose sparing and thermal stability, MicroCor's fundamental design and our proprietary molding process also minimize costs associated with manufacturing MicroCor systems.

Our Products and Partners

The following table identifies the products we have developed that are marketed by our partners, products in our advanced pipeline and products currently awaiting FDA approval.

Our Strategy

We believe our balanced portfolio strategy enables us to capitalize on our proven strengths and technological advantages while diversifying risk and limiting our financial exposure. The key components of our strategy are to:

  •
  Expand our existing revenue base by commercializing our advanced pipeline.  We intend to work with our existing partners to gain regulatory approval and commercially launch the AG200-15 contraceptive patch with Agile and a motion sickness patch and a urology patch with Teva. We also plan to develop, launch and manufacture new oral care products and certain other new products outside of oral care, through our partnership with P&G.

  •
  Advance the development of proprietary products already in development.  We plan to advance the development of MicroCor hPTH(1-34) and Corplex Tamsulosin, and selectively work with new partners to advance certain products in our earlier stage pipeline. We intend to focus primarily on products that incorporate FDA-approved drugs, thereby allowing us to take advantage of the 505(b)(2) regulatory pathway.

  •
  Enter into co-development and commercialization agreements with new and existing partners for new products.  We are actively evaluating potential new product candidates that leverage our proprietary technologies. Additionally, we plan to transition our MicroCor technology feasibility programs with leading pharmaceutical partners into co-development partnerships to develop and commercialize transdermal system-based vaccines and proprietary biologic products.

  •
  Expand our MicroCor manufacturing capabilities.  We intend to further develop MicroCor manufacturing capabilities to commercial scale, enabling late-stage development, launch and commercial production of multiple new high-margin biologic products.

  •
  Further leverage our core competencies and proprietary technologies.  We intend to apply our technologies to create and develop a portfolio of new transdermal products in areas of significant unmet need — in particular, chronic, degenerative and progressive conditions affecting the brain and central nervous system, such as Alzheimer's and Parkinson's diseases. We are focusing our self-funded new product efforts on products that we could commercialize with a relatively small specialty sales force.

Risks Related to Our Business

Our ability to implement our business strategy is subject to numerous risks and uncertainties, some of which are inherent in our business of developing, manufacturing and commercializing pharmaceutical products. You should carefully consider all of the information set forth in this prospectus and, in particular, the information under the heading "Risk Factors," prior to making an investment in our common stock. These risks include, among others, the following:

  •
  We have limited operating revenues, a history of operational losses and may not achieve or sustain profitability;

  •
  We are dependent on the commercial success of our Clonidine TDS, Fentanyl TDS and Crest Whitestrips, and although we are generating revenues from sales of our products, we expect a decline in revenues generated by our Clonidine TDS and Fentanyl TDS products;

  •
  We depend on a few partners for a significant amount of our revenues;

  •
  We have had significant and increasing operating expenses and may require additional funding;

  •
  We or our partners may choose not to continue developing or commercialize a product or product candidate at any time during development or after approval, which would reduce or eliminate our potential return on investment for that product or product candidate;

  •
  Our near-term product revenue growth heavily relies on the success of the AG200-15 contraceptive patch;

  •
  We may not be able to obtain and enforce patent rights or other intellectual property rights that cover our drug delivery systems and technologies with sufficient breadth;

  •
  We are dependent on numerous third parties in our supply chain for the commercial supply of our products;

  •
  Our current and future products will be subject to ongoing and continued regulatory review, which may result in significant expense and limit the commercialization of such products;

  •
  We may encounter manufacturing failures that could impede or delay commercial production of our products or product candidates, or the preclinical and clinical development or regulatory approval of our product candidates;

  •
  We face product liability exposure, and if successful claims are brought against us, we may incur substantial liability if our insurance coverage for those claims is inadequate;

  •
  We have been subject to product recalls in the past, and may be subject to additional product recalls in the future;

  •
  We face intense competition, in both our delivery systems and products, including from generic drug products;

  •
  If we or our partners are unable to achieve and maintain adequate levels of coverage and reimbursement for our products, or any future products we may seek to commercialize, their commercial success may be severely hindered;

  •
  The report of our independent registered public accounting firm on our 2013 financial statements contains a going concern modification, and we will need additional financing to execute our business plan, to fund our operations and to continue as a going concern; and

  •
  Our principal stockholder has the ability to control our business, which may be disadvantageous.

Our Corporate Information

We were incorporated in Michigan in 1995 as Corium Corporation and in 1996 as Converting Systems, Inc. In 2002, these companies were merged and re-named Corium International, Inc. and our place of incorporation changed to Delaware. Our principal executive offices are located at 235 Constitution Drive, Menlo Park, CA 94025, and our telephone number is (650) 298-8255. We have research and development operations and corporate offices in Menlo Park, California and pilot-scale and commercial-scale manufacturing facilities in Grand Rapids, Michigan. Our website address is www.coriumgroup.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our common stock. We have included our website address in this prospectus solely as an inactive textual reference.

Unless the context indicates otherwise, as used in this prospectus, the terms "Corium," "we," "us" and "our" refer to Corium International, Inc., a Delaware corporation. We registered the trademarks "Corplex" and "MicroCor" in the United States, European Union, Canada, Australia and Japan as well as the Russian Federation and Madrid Protocol. The "Corium" logo and certain product names contained in this prospectus are our common law trademarks. This prospectus also includes references to trade names, trademarks and service marks of other entities, and those trade names, trademarks and service marks are the property of their respective owners. We do not intend our use or display of other companies' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Our fiscal year ends on September 30. Throughout this prospectus, references to "fiscal" refer to the years ended September 30.

Emerging Growth Company

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenues of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeded $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We refer to the Jumpstart Our Business Startups Act of 2012 in this prospectus as the "JOBS Act" and references to "emerging growth company" shall have the meaning associated with it in the JOBS Act.

As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

  •
  only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced "Management's Discussion and Analysis of Financial Conditions and Results of Operations" disclosure;

  •
  reduced disclosure about our executive compensation arrangements;

  •
  no requirement that we hold non-binding advisory votes on executive compensation or golden parachute arrangements; and

  •
  exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We have taken advantage of some of these reduced burdens, and thus the information we provide stockholders may be different from what you might receive from other public companies in which you hold shares.

THE OFFERING

Common stock offered by us	shares
Common stock to be outstanding after our initial public offering	shares
Option to purchase additional shares of common stock offered by us	shares
Use of proceeds

We expect that our net proceeds from the sale of the common stock that we are offering will be approximately $                million, assuming an initial public offering price of $               per share, which is the midpoint of the price range on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purpose of this offering is to create a public market for our common stock. We intend to use the net proceeds to us from our initial public offering for Phase 2 clinical trials for MicroCor hPTH(1-34) and Corplex Tamsulosin; scale up of production capability for our MicroCor products; formulation and development of our proprietary Corplex products; advancement of our MicroCor technology; the repurchase of shares of common stock pursuant to the recapitalization described below; and working capital and other general corporate purposes. See "Use of Proceeds."

Risk Factors	See "Risk Factors" beginning on page 12 for a discussion of risks you should consider before deciding to invest in our common stock.
Proposed NASDAQ Global Market symbol	"CORI"

The number of shares of common stock to be outstanding after our initial public offering is based on                           shares of our common stock outstanding as of September 30, 2013. This number assumes (i) the conversion of all outstanding shares of our convertible preferred stock, (ii) the automatic net exercise of certain warrants based on an assumed initial public offering price of $               per share, the midpoint of the range set forth on the cover of this prospectus, and (iii) the recapitalization, as discussed in greater detail below, and excludes:

  •
  15,487,684 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2013, with a weighted-average exercise price of $0.22 per share;

  •
  1,576,470 shares of common stock issuable upon the exercise of warrants to purchase convertible preferred stock that were outstanding as of September 30, 2013, with an exercise price of $0.92 per share, that do not expire upon the completion of this offering;

  •
  82,000 shares of common stock issuable upon the exercise of warrants to purchase common stock that were outstanding as of September 30, 2013, with an exercise price of $0.01 per share, that do not expire upon the completion of this offering;

  •
                 shares of our common stock that are reserved for future issuance under our 2014 Equity Incentive Plan, which will become effective in connection with this offering; and

  •
  2,508,950 shares of common stock available for future issuance under our 2012 Equity Incentive Plan, which will be added to the shares reserved for issuance under the 2014 Equity Incentive Plan in connection with this offering.

Unless expressly indicated or the context requires otherwise, all information in this prospectus assumes:

  •
  a               -for-               reverse stock split of our outstanding capital stock that was effected on                             , 2014;

  •
  the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 36,034,900 shares of common stock immediately prior to the closing of this offering;

  •
  the recapitalization as discussed in greater detail below;

  •
  the conversion of warrants to purchase shares of our convertible preferred stock that do not expire at the closing of this offering into warrants to purchase an aggregate of               shares of common stock effective immediately prior to the closing of this offering;

  •
  the automatic net exercise of warrants to purchase an aggregate of                shares of common stock effective immediately prior to the closing of this offering, which is based on an assumed initial public offering price of $               per share, the midpoint of the range set forth on the cover of this prospectus;

  •
  no exercise by the underwriters of their right to purchase up to an additional               shares of common stock; and

  •
  the filing of our restated certificate of incorporation and the effectiveness of our restated bylaws in connection with our initial public offering.

Recapitalization

Prior to the completion of this offering, we had outstanding certain convertible notes with principal and accrued interest of approximately $18.9 million and a subordinated note with principal and accrued interest of $15.7 million, most of which are held by Essex Woodlands, our largest stockholder. In December 2013, we and Essex Woodlands entered into an agreement that (i) amended the convertible notes to provide that they will automatically convert either into 20,569,231 shares of our common stock immediately prior to the closing of this offering or into 20,569,231 shares of our Series C preferred stock immediately prior to the first closing of a qualified equity financing that occurs prior to the closing of this offering and the convertible notes will be terminated; (ii) amended the subordinated note to provide that it will automatically convert either into 34,210,182 shares of our common stock immediately prior to the closing of this offering or into 34,210,182 a new series of our preferred stock (with identical rights, preferences and privileges as our Series C preferred stock, but with a liquidation preference of one times its original issue price) immediately prior to the first closing of a qualified equity financing that occurs prior to the closing of this offering and the subordinated note will be terminated; and (iii) requires Essex Woodlands to effect the automatic conversion of all outstanding shares of our preferred stock in connection with the completion of this offering.

Simultaneously, we also entered into a repurchase agreement pursuant to which we agreed to repurchase 10,885,884 shares of our common stock for an aggregate repurchase price of $5.2 million from our founders. These repurchases will occur immediately prior to earlier of the consummation of this offering and the first closing of a qualified equity financing.

SUMMARY FINANCIAL DATA

The following tables summarize our historical financial data. We have derived the summary statement of operations data for fiscal 2012 and 2013 and the summary balance sheet data as of September 30, 2013 from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary financial data should be read in conjunction with the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

	Year Ended September 30,
	2012	2013
	(In thousands, except share and per share data)
Statement of Operations Data:
Revenues:
Product revenues	$35,716		$38,704
Contract research and development revenues	6,838		10,750
Other revenues	306		816

Total revenues	42,860		50,270
Costs and operating expenses:
Cost of product revenues	24,360		24,828
Cost of contract research and development revenues	10,244		11,856
Research and development expenses	3,966		5,496
General and administrative expenses	4,645		6,525
Amortization of intangible assets	512		541
Gain on disposal and sale and leaseback of equipment	(57)		(177)

Total costs and operating expenses	43,670		49,069

Income (loss) from operations	(810)		1,201
Interest income	4		9
Interest expense	(5,247)		(7,705)
Change in fair value of preferred stock warrant liability	21		(14)
Change in fair value of subordinated note embedded derivative liability	—		(7,367)
Other income	582		—

Loss before income taxes	(5,450)		(13,876)
Income tax benefit (expense)	7		(1)

Net loss and comprehensive loss	$(5,443)		$(13,877)

Net loss attributable to common stockholders, basic and diluted(1)	$(5,443)		$(13,877)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(0.24)		$(0.62)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(1)	22,227,342		22,452,114

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1):		$

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1) :

(1)
See Note 14 to our audited financial statements for an explanation of the method used to calculate basic and diluted net loss and pro forma net income (loss) per share attributable to common stockholders and the weighted average number of shares used in the computation of the per share amounts.

	As of September 30, 2013
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$13,581	$	$
Working capital	8,594
Total assets	44,022
Preferred stock warrant liability	560
Subordinated note embedded derivative liability	7,367
Deferred contract revenues, current and long-term portions	5,800
Debt, current and long-term portions	63,685
Recall liability, current and long-term portions	4,832
Convertible preferred stock	57,261
Redeemable common stock	3,224
Total stockholders' equity (deficit)	(119,100)

(1)
Gives effect to the following items that will occur immediately prior to the closing of this offering: (i) the automatic conversion of all outstanding shares of our convertible preferred stock into common stock, (ii) the related reclassification of the preferred stock warrant liability to additional paid-in capital upon the conversion of the shares of convertible preferred stock underlying the warrants that make up the liability, (iii) the conversion of our outstanding convertible and subordinated notes into 54,719,403 shares of common stock and the related reclassification of the subordinated note embedded derivative liability to additional paid-in capital, (iv) the repurchase of 10,885,884 shares from our founders and (v) the issuance of                             shares of common stock upon the automatic net exercise of certain outstanding warrants based on the assumed initial offering price of $               per share, the midpoint of the price range on the cover page this prospectus.

(2)
Gives effect to (i) the pro forma adjustments set forth above and (ii) the issuance and sale by us of                             shares of common stock in this offering, at an assumed initial public offering price of $               per share, the midpoint of the price range on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)
A $1.00 increase (decrease) in the assumed initial public offering price of $               per share, the midpoint of the price range reflected on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders' equity (deficit) by approximately $           million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease), cash and cash equivalents, working capital, total assets and total stockholders' equity (deficit) by approximately $                million, assuming the assumed initial public offering price remains the same and after deducting the underwriting discounts and commissions.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, including our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," before deciding whether to invest in shares of our common stock. The occurrence of any of the events or developments described in the following risk factors could have a material adverse effect on our business, financial condition, results of operations and prospects. In such an event, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have limited operating revenues and a history of operational losses and may not achieve or sustain profitability.

We have incurred significant operating and net losses since our inception. For fiscal 2013, we recorded net revenues of $50.3 million and net loss of $13.9 million. For fiscal 2012, we recorded net revenues of $42.9 million and net loss of $5.4 million. As of September 30, 2013, we had an accumulated deficit of $92.4 million. We expect to continue to incur net operating losses for at least the next several years as we seek to advance our products through clinical development and regulatory approval, prepare for and, if approved, proceed to further commercialization, and expand our operations. Our ability to generate sufficient revenues from our existing products or from any of our product candidates in development, and to transition to profitability and generate consistent positive cash flow is uncertain, and we may continue to incur losses and negative cash flow and may never transition to profitability or positive cash flow. In particular, we expect our operating expenses to continue to increase in the near-term as we expand our operations and transition to operating as a public company, and may not be able to generate sufficient revenues to offset this anticipated increase in expenses.

We are dependent on the commercial success of our Clonidine TDS, Fentanyl TDS and Crest Advance Seal Whitestrips, and although we are generating revenues from sales of our products, we expect a decline in revenues generated by our Clonidine TDS and Fentanyl TDS products.

We anticipate that, in the near term, our ability to become profitable will depend upon the commercial success of the products marketed by our partners. To date, we have generated limited revenues from sales of these products, and in addition, we have incurred liability in association with a product recall of our Fentanyl TDS. We expect revenues from Fentanyl TDS to decline significantly in fiscal 2014, particularly in the first half of fiscal 2014. We are also experiencing increased competition in that market, including a new product that is manufactured by one of two suppliers of the fentanyl active pharmaceutical ingredient, or API. In addition, Fentanyl TDS relies on a reservoir patch design instead of a matrix patch design. Although both reservoir and matrix patches have been subject to safety concerns and recalls in the past, our current competitors, most of whom use a matrix patch, may raise questions about the design and safety of a reservoir patch and the FDA may decide that the current reservoir patch design is a less safe design and may require the use of matrix patch technology instead. This would result in a more substantial decrease in our revenues and harm our operating results. Our product revenues from Clonidine TDS in fiscal 2013 were higher than historic levels, primarily as a result of Teva's increased market share resulting from a major competitor's diminished ability to supply its product for seven months during the year. We expect our product revenues from Clonidine TDS during fiscal 2014 to be significantly lower than they were during fiscal 2013, as this competitor resumed supply at historic levels.

In addition to the risks discussed elsewhere in this section, our ability to continue to generate revenues from our commercialized products will depend on a number of factors, including, but not limited to:

  •
  achievement of broad market acceptance and coverage by third-party payors for our products;

  •
  the effectiveness of our partners' efforts in marketing and selling our products;

  •
  our ability to successfully manufacture commercial quantities of our products at acceptable cost levels and in compliance with regulatory requirements;

  •
  our ability to maintain a cost-efficient organization and, to the extent we seek to do so, to partner successfully with additional third parties;

  •
  our ability to expand and maintain intellectual property protection for our products successfully;

  •
  the efficacy and safety of our products; and

  •
  our ability to comply with regulatory requirements, which are subject to change.

Because of the numerous risks and uncertainties associated with our commercialization efforts, including our reliance on our partners for the marketing and distribution of our products, and other factors, we are unable to predict the extent to which we will continue to generate revenues from our products or the timing for when or the extent to which we will become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis.

We depend on a few partners for a significant amount of our revenues, and if we lose any of our significant partners, our business could be harmed.

The majority of our sales are to only a few partners. For fiscal 2013, three partners, P&G, Teva and Par, individually comprised approximately 23%, 33%, and 33%, respectively, of our total revenues. We expect that revenues from a limited number of partners will continue to account for a large portion of our revenues in the future. The loss by us of any of these partners or a material reduction in their purchases could harm our business, results of operations, financial condition and prospects. In addition, if any of these partners were to fail to pay us in a timely manner, it could harm our cash flow.

We or our partners may choose not to continue developing or commercialize a product or product candidate at any time during development or after approval, which would reduce or eliminate our potential return on investment for that product or product candidate.

We currently have six products on the market, two of which are drugs approved under Abbreviated New Drug Applications, or ANDAs, and four consumer products. In addition, three drug product candidates that we have developed in partnership with other companies are the subject of pending applications for approval by the FDA and we have four self-funded drug product candidates in early stages of research and development.

At any time, we or our partners may decide to discontinue the development of a marketed product or drug product candidate or not to continue commercializing a marketed product or a drug product candidate for a variety of reasons, including the appearance of new technologies that make our product obsolete, the position of our partner in the market, competition from a competing product, or changes in or failure to comply with applicable regulatory requirements. If we terminate a program in which we have invested significant resources, we will not receive any return on our investment and we will have missed the opportunity to have allocated those resources to potentially more productive uses. If one of our partners terminates a development program or ceases to market an approved or commercial product, we will not receive any future milestone payments or royalties relating to that program or product under our partnership agreement with that party.

Our near-term product revenue growth heavily relies on the success of the AG200-15 contraceptive patch.

The near-term growth of our product revenues heavily relies on the Agile AG200-15 transdermal contraceptive patch reaching the market in 2016. Our collaboration partner Agile has conducted Phase 3 clinical studies and filed an NDA with the FDA for AG200-15 in April 2012. The FDA issued a "Complete Response Letter" identifying certain issues, including a request for additional clinical data, which must be addressed before approval can be granted. We cannot assure you that Agile will be able to complete an additional clinical trial in a timely manner, or at all, and ultimately obtain regulatory approval for the

AG200-15 product, which would limit our near-term growth prospects, and would create uncertainty around the value and usefulness of our AG200-15 manufacturing facility and equipment.

Since 2003, we have devoted substantial resources to the development of the AG200-15 contraceptive patch in collaboration with Agile. The success of the AG200-15 product is a key component of our business strategy over the next few years and we have projected we will receive revenues from sales of this product beginning in 2016. The AG200-15 product requires a process step that we have not yet incorporated into commercial production, which involves the laser-etching of label information on each patch. In addition to requiring an additional Phase 3 clinical study, the FDA has requested information relating to this laser-etching process to demonstrate that it does not adversely affect the performance of the patch. If this product is not approved and launched by mid-2016, or at all, we will not realize our projected revenues for 2016. In addition, one of our three buildings in our manufacturing facility in Grand Rapids, Michigan has been built out for the anticipated commercial production of AG200-15. Although some of the equipment used in that building may be repurposed for other uses with Agile's permission, it would be expensive and time consuming to do so. If AG200-15 is not approved, our business and financial prospects will be significantly harmed.

We are dependent on numerous third parties in our supply chain for the commercial supply of our products, and if we fail to maintain our supply relationships with these third parties, develop new relationships with other third parties or suffer disruptions in supply, we may be unable to continue to commercialize our products or to develop our product candidates.

We rely on a number of third parties for the supply of active ingredients and other raw materials for our products and the clinical supply of our product candidates. Our ability to commercially supply our products and to develop our product candidates depends, in part, on our ability to obtain successfully the APIs used in the products, in accordance with regulatory requirements and in sufficient quantities for commercialization and clinical testing. If we fail to develop and maintain supply relationships with these third parties, we may be unable to continue to commercialize our products, or develop any other product candidates or our MicroCor systems.

We also rely on certain third parties as the current sole source of the materials they supply. Although many of these materials are produced in more than one location or are available from another supplier, if any of these materials becomes unavailable to us for any reason, we likely would incur added costs and delays in identifying or qualifying replacement materials and there can be no assurance that replacements would be available to us on acceptable terms, or at all. In certain cases we may be required to get regulatory approval to use alternative suppliers, and this process of approval could delay production of our products or development of product candidates indefinitely.

If our third-party suppliers fail to deliver the required commercial quantities of sub-components and starting materials, on a timely basis and at commercially reasonable prices, and we are unable to find one or more replacement suppliers capable of production at a substantially equivalent cost in substantially equivalent volumes and quality, and on a timely basis, the continued commercialization of our products and the development of our product candidates would be impeded, delayed, limited or prevented, which could harm our business, results of operations, financial condition and prospects.

We face intense competition, in both our delivery systems and products, including from generic drug products, and if our competitors market or develop alternative treatments that are approved more quickly or marketed more effectively than our product candidates or are demonstrated to be safer or more effective than our products, our commercial opportunities will be reduced or eliminated.

The pharmaceutical industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on developing proprietary therapeutics. We face competition from a number of sources, such as pharmaceutical companies, generic drug companies, biotechnology companies, drug delivery companies and academic and research institutions, many of which have greater financial resources, marketing capabilities, sales forces, manufacturing capabilities, research and development capabilities, experience in obtaining regulatory approvals for drug product candidates and other resources than us.

Many pharmaceutical companies are developing transdermal drug delivery systems, including 3M, Johnson & Johnson, Lohmann Therapies Systems, or LTS, Mylan, Hisamitsu, or Noven, and Actavis. In the field of microneedle transdermal systems, other participants include 3M, Zosano, Theraject, Fujifilm and several academic institutions. For more information about the competition we face, see "Business—Competition."

We also face competition from third parties in obtaining allotments of fentanyl and other controlled substances under applicable annual quotas of the U.S. Drug Enforcement Administration, or DEA, recruiting and retaining qualified personnel, establishing clinical trial sites and enrolling patients in clinical trials, and in identifying and acquiring or in-licensing new products and product candidates.

Our competitors may develop products that are more effective, better tolerated, subject to fewer or less severe side effects, more useful, more widely prescribed or accepted, or less costly than ours. For each product we commercialize, sales and marketing efficiency are likely to be significant competitive factors. We do not have internal sales or marketing departments, and there can be no assurance that we can develop or contract out these capabilities in a manner that will be cost-efficient and competitive with the sales and marketing efforts of our competitors, especially since some or all of those competitors could expend greater economic resources than we do and/or employ third-party sales and marketing channels. Such competition can lead to reduced market share for our products and contribute to downward pressure in our pricing, which could harm our business, results of operations, financial condition and prospects.

We face product liability exposure, and if successful claims are brought against us, we may incur substantial liability if our insurance coverage for those claims is inadequate.

The commercial use of our products and clinical use of our product candidates expose us to the risk of product liability claims. This risk exists even if a product is approved for commercial sale by the FDA and manufactured in facilities licensed and regulated by the FDA, such as the case with Fentanyl TDS and Clonidine TDS, or an applicable foreign regulatory authority. Our products and product candidates are designed to affect important bodily functions and processes. Any side effects, manufacturing defects, misuse or abuse associated with our products or our product candidates could result in injury to a patient or even death. We have had 19 past legal proceedings related to this product. Eighteen of the cases have been settled and dismissed with prejudice, and one case is pending. For the one product liability suit we have pending, we have insurance coverage up to $10 million dollars with a maximum liability of $50,000 of out-of-pocket expense per claim. We cannot offer any assurance that we will not face other product liability suits in the future.

Fentanyl TDS is an opioid pain reliever that contains fentanyl, which is a regulated "controlled substance" under the Controlled Substances Act of 1970, or CSA, and could result in harm to patients relating to the potent effects of the opioid drug and its potential for abuse. In addition, a liability claim may be brought against us even if our products or product candidates merely appear to have caused an injury. Product liability claims may be brought against us by consumers, health care providers, pharmaceutical companies or others selling or otherwise coming into contact with our products or product candidates, among others. If we cannot successfully defend ourselves against product liability claims we will incur substantial liabilities and reputational harm. In addition, regardless of merit or eventual outcome, product liability claims may result in:

  •
  the inability to commercialize our products or, if approved, our product candidates;

  •
  decreased demand for our products or, if approved, product candidates;

  •
  impairment of our business reputation;

  •
  product recall or withdrawal from the market;

  •
  withdrawal of clinical trial participants;

  •
  costs of related litigation;

  •
  distraction of management's attention from our primary business;

  •
  substantial monetary awards to patients or other claimants; or

  •
  loss of revenues.

We have obtained product liability insurance coverage for commercial product sales and clinical trials with a $10 million per occurrence and a $10 million annual aggregate coverage limit. Our insurance coverage may not be sufficient to cover all of our product liability related expenses or losses and may not cover us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost, in sufficient amounts or upon adequate terms to protect us against losses due to product liability. If we determine that it is prudent to increase our product liability coverage based on sales of our products, approval of other product candidates, or otherwise, we may be unable to obtain this increased product liability insurance on commercially reasonable terms or at all. Large judgments have been awarded in class action or individual lawsuits based on drugs that had unanticipated side effects, including side effects that are less severe than those of our products and our product candidates. A successful product liability claim or series of claims brought against us could cause our stock price to decline and, if judgments exceed our insurance coverage, could decrease our cash and could harm our business, results of operations, financial condition and prospects.

We have been subject to product recalls in the past, and may be subject to additional product recalls in the future that could harm our reputation and could negatively affect our business.

We may be subject to product recalls, withdrawals or seizures if any of the products we formulate, manufacture or sell fail to meet their specifications or are believed to cause injury or illness or if we are alleged to have violated governmental regulations in the manufacture, labeling, promotion, sale, or distribution of any of our products. In 2008 and 2010, Actavis voluntarily recalled certain lots of Fentanyl TDS, due to imperfections in our manufacturing processes, including an issue that resulted in some patches that may have released the active ingredient at a faster rate than the rate provided in the product specifications. Any similar recall, withdrawal or seizure in the future, particularly if they involve our own proprietary product candidates, could materially and adversely affect consumer confidence in our brands and lead to decreased demand for our products. In addition, a recall, withdrawal or seizure of any of our products would require significant management attention, would likely result in substantial and unexpected expenditures, and would harm our business, financial condition, and results of operations.

If we or our partners are unable to achieve and maintain adequate levels of coverage and reimbursement for our products, or any future products we may seek to commercialize, their commercial success may be severely hindered.

For our products that are available only by prescription, successful sales by our partners depend on the availability of adequate coverage and reimbursement from third-party payors. Patients who are prescribed medicine for the treatment of their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and private third-party payors is critical to new product acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new drug products when more established or lower cost therapeutic alternatives are already available or subsequently become available. If our products do not demonstrate superior efficacy profiles, they may not qualify for coverage and reimbursement. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate or may require co-payments that patients find unacceptably high. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products.

In addition, the market for our products will depend significantly on access to third-party payors' drug formularies, or lists of medications for which third-party payors provide coverage and reimbursement. The industry competition to be included in such formularies often leads to downward pricing pressures on pharmaceutical companies. Also, third-party payors may refuse to include a particular branded drug in their formularies or otherwise restrict patient access to a branded drug when a less costly generic equivalent or other alternative is available.

Third-party payors, whether foreign or domestic, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In addition, in the United States, no uniform policy of coverage and reimbursement for drug products exists among third-party payors. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

Further, we believe that future coverage and reimbursement will likely be subject to increased restrictions both in the United States and in international markets. Third-party coverage and reimbursement for our products or any of our product candidates for which we may receive regulatory approval may not be available or adequate in either the United States or international markets, which could harm our business, results of operations, financial condition and prospects.

Our partners depend on wholesale pharmaceutical distributors for retail distribution of our products and, if our partners lose any of their significant wholesale pharmaceutical distributors, our business could be harmed.

The majority of our partners' sales are to wholesale pharmaceutical distributors who, in turn, sell the products to pharmacies, hospitals and other customers. The loss of any of these wholesale pharmaceutical distributors' accounts or a material reduction in their purchases could have a material adverse effect on our business, results of operations, financial condition and prospects. In addition, these wholesale customers comprise a significant part of the distribution network for pharmaceutical products in the United States. This distribution network has undergone, and may continue to undergo, significant consolidation marked by mergers and acquisitions. As a result, a small number of large wholesale distributors control a significant share of the market. Consolidation of drug wholesalers has increased, and may continue to increase, competitive and pricing pressures on pharmaceutical products. We cannot assure you that we or our partners can manage these pricing pressures or that wholesaler purchases will not fluctuate unexpectedly from period to period.

Our results of operations may be adversely affected by demand fluctuations outside our ability to control or influence.

In general, our marketing partners are required to provide us with 12-month rolling forecasts of their demand on a quarterly basis, and are also required to place firm purchase orders with us based on the near-term portion of those forecasts. If wholesaler or market demand for these products is lower than forecasted, our marketing partners or their wholesaler customers may accumulate excess inventory. Additionally, our marketing partners may price our products at levels that result in lost contract sales to their wholesaler customers. If such conditions persist, our marketing partners may sharply reduce subsequent purchase orders for a sustained period of time until such excess inventory is consumed, if ever. Significant and unplanned reductions in our manufacturing orders have occurred in the past and our results of operations were harmed. If such reductions occur again in the future, our revenues will be negatively impacted, we will lose our economies of scale, and our revenues may be insufficient to fully absorb our overhead costs, which could result in larger net losses. Conversely, if our marketing partners promote significantly increased demand, we may not be able to manufacture such unplanned increases in a timely manner, especially following prolonged periods of reduced demand. As we have no control over these factors, including our marketing partners' decisions on pricing, our purchase orders could fluctuate significantly from quarter to quarter, and the results of our operations could fluctuate accordingly.

Our MicroCor technology has not been incorporated into a therapeutic commercial product and is still at a relatively early stage of development.

Our MicroCor technology, utilizing proprietary microneedle arrays, has not been incorporated into a therapeutic commercial product and is still at a relatively early stage of development. We use this technology in several of our therapeutic candidates. Although we have conducted Phase 1 clinical trials for our product candidate MicroCor hPTH(1-34), additional studies are required for this product candidate and there is no guarantee that future clinical trials will prove the technology is effective or does not have harmful side effects. Any failures or setbacks in utilizing our MicroCor technology, including adverse effects resulting from the use of this technology in humans, could have a detrimental impact on our internal product candidate pipeline and our ability to enter into new corporate collaborations regarding this technology, which would harm our business and financial position. As of yet, no microneedle technology has been approved by the FDA for commercial sale.

In addition, our MicroCor product candidates have been manufactured in small quantities for preclinical studies and early stage clinical trials. As we prepare for later stage clinical trials and potential commercialization, we will need to take steps to increase the scale of production of our MicroCor product candidates. In order to conduct larger or late-stage scale clinical trials for a MicroCor product candidate and supply sufficient commercial quantities of the resulting drug product and its components, if that product candidate is approved for sale, we will need to manufacture it in larger quantities. We may not be able to increase successfully the manufacturing capacity for any of such product candidates in a timely or cost-effective manner or at all. Significant scale-up of manufacturing may require additional processes, technologies and validation studies, which are costly, may not be successful and which the FDA must review and approve. In addition, quality issues may arise during those scale-up activities because of the inherent properties of a product candidate itself or of a product candidate in combination with other components added during the manufacturing and packaging process, or during shipping and storage of the finished product or active pharmaceutical ingredients. If we are unable to successfully scale-up the manufacture of any of our MicroCor product candidates in sufficient quality and quantity, the development of that product candidate and regulatory approval or commercial launch for any resulting drug products may be delayed, or there may be a shortage in supply, either of which could significantly harm our business.

If we are not able to establish collaborations, we may have to alter our development and commercialization plans.

The development and potential commercialization of our product candidates will require substantial additional cash to fund expenses. For some of our product candidates, we may decide to collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of those product candidates. For example, although we have initiated Phase I clinical trials through self-funding, we will need to find a partner or partners for the commercialization of MicroCor hPTH(1-34) if we are to effectively compete in the target primary care market against generic medicines and drug delivery systems.

We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator's resources and experience, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or other regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available for collaboration and whether such a collaboration could be more attractive than the one with us for our product candidate. We may also be restricted under future license agreements from entering into agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

We may not be able to negotiate collaborations on a timely basis, on acceptable terms or at all. If we are unable to do so, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenues.

The report of our independent registered public accounting firm on our 2013 financial statements contains a going concern modification, and we will need additional financing to execute our business plan, to fund our operations and to continue as a going concern.

Our recurring losses from operations and negative cash flows from operations raise substantial doubt about our ability to continue as a going concern without additional financing. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements for fiscal 2013 with respect to this uncertainty. Substantial doubt about our ability to continue as a going concern may materially and adversely affect the price per share of our common stock and we may have a more difficult time obtaining financing.

We have prepared our financial statements on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might be necessary should we be unable to continue in existence.

We will need to further increase the size and complexity of our organization in the future, and we may experience difficulties in executing our growth strategy and managing any growth.

Our management, personnel, systems and facilities currently in place may not be adequate to support our business plan and future growth. As a public company, we will need to further expand our scientific, sales and marketing, managerial, operational, financial and other resources to support our planned research, development and commercialization activities.

Our need to manage our operations, growth and various projects effectively requires that we:

  •
  continue to improve our operational, financial, management and regulatory compliance controls and reporting systems and procedures, including the implementation of new enterprise resource management software;

  •
  attract and retain sufficient numbers of talented employees;

  •
  manage our commercialization activities for our products and product candidates effectively and in a cost-effective manner;

  •
  manage our relationship with our partners related to the commercialization of our products and product candidates;

  •
  manage our clinical trials effectively;

  •
  manage our internal manufacturing operations effectively and in a cost-effective manner while increasing production capabilities for our current product candidates to commercial levels;

  •
  manage our development efforts effectively while carrying out our contractual obligations to partners and other third parties.

In addition, historically, we have utilized and continue to utilize the services of part-time outside consultants to perform a number of tasks for us, including tasks related to preclinical and clinical testing. Our growth strategy may also entail expanding our use of consultants to implement these and other tasks going forward. Because we rely on consultants for certain functions of our business, we will need to be able to effectively manage these consultants to ensure that they successfully carry out their contractual obligations and meet expected deadlines. There can be no assurance that we will be able to manage our existing consultants or find other competent outside consultants, as needed, on economically reasonable terms, or at all. If we are not able to effectively expand our organization by hiring new employees and expanding our use of consultants, we might be unable to implement successfully the tasks necessary to execute effectively on our planned research, development and commercialization activities and, accordingly, might not achieve our research, development and commercialization goals.

If we fail to attract and retain management and other key personnel, we may be unable to continue to successfully commercialize our products, develop our product candidates or otherwise implement our business plan.

Our ability to compete in the highly competitive pharmaceuticals industry depends upon our ability to attract and retain highly qualified managerial, scientific, medical and other personnel. We are highly dependent on our management and scientific personnel, including our President and Chief Executive Officer, Peter Staple, our Chief Financial Officer, Robert Breuil, and our Chief Technology Officer and Vice President, Research and Development, Parminder Singh. The loss of the services of any of these individuals could impede, delay or prevent the continuing commercialization of our products and the development of our product candidates and could negatively impact our ability to successfully implement our business plan. If we lose the services of any of these individuals, we might not be able to find suitable replacements on a timely basis or at all, and our business could be harmed as a result. We do not maintain "key man" insurance policies on the lives of these individuals or the lives of any of our other employees. We employ all of our executive officers and key personnel on an at-will basis and their employment can be terminated by us or them at any time, for any reason and without notice. In order to retain valuable employees at our company, in addition to salary and cash incentives, we provide stock options that vest over time. The value to employees of stock options that vest over time will be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract offers from other companies.

We might not be able to attract or retain qualified management and other key personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses, particularly in the San Francisco Bay area where we are headquartered. We could have difficulty attracting experienced personnel to our company and may be required to expend significant financial resources in our employee recruitment and retention efforts. We do not currently have a chief medical officer, and we cannot assure you that, if we require such a position to be filled, we will be able to hire a qualified candidate for this position. Many of the other pharmaceutical companies with whom we compete for qualified personnel have greater financial and other resources, different risk profiles and longer histories in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will harm our ability to implement our business strategy and achieve our business objectives.

In addition, we have scientific and clinical advisors who assist us in formulating our development and clinical strategies. These advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, our advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with ours.

We may engage in strategic transactions that could impact our liquidity, increase our expenses and present significant distractions to our management.

From time to time we may consider strategic transactions, such as acquisitions of companies, asset purchases and out-licensing or in-licensing of products, product candidates or technologies. Additional potential transactions that we may consider include a variety of different business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Any such transaction may require us to incur non-recurring or other charges, may increase our near and long-term expenditures and may pose significant integration challenges or disrupt our management or business, which could adversely affect our operations and financial results. For example, these transactions entail numerous potential operational and financial risks, including:

  •
  exposure to unknown liabilities;

  •
  disruption of our business and diversion of our management's time and attention in order to develop acquired products, product candidates or technologies;

  •
  incurrence of substantial debt or dilutive issuances of equity securities to pay for acquisitions;

  •
  higher-than-expected acquisition and integration costs;

  •
  write-downs of assets or impairment charges;

  •
  increased amortization expenses;

  •
  difficulty and cost in combining the operations and personnel of any acquired businesses with our operations and personnel;

  •
  impairment of relationships with key suppliers, partners or customers of any acquired businesses due to changes in management and ownership; and

  •
  inability to retain key employees of any acquired businesses.

Accordingly, there can be no assurance that we will undertake or successfully complete any transactions of the nature described above, and any transaction that we do complete could harm our business, results of operations, financial condition and prospects. We have no current plan, commitment or obligation to enter into any transaction described above.

Our business involves the use of hazardous materials and we and our third-party suppliers must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our research and development activities and our manufacturing activities involve the controlled storage, use and disposal of hazardous materials owned by us, including the components of our products and product candidates and other hazardous compounds. We are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at our facilities pending use and disposal and we dispose of certain materials directly through incineration. We cannot completely eliminate the risk of contamination, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, injury to our employees and others, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures we utilize for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources. We do not currently carry biological or hazardous waste insurance coverage and our property and casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination.

Our employees, partners, independent contractors, principal investigators, consultants, vendors and contract research organizations may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, partners, independent contractors, principal investigators, consultants, vendors and contract research organizations, or CROs, may engage in fraudulent or other illegal activity. Misconduct by these employees could include intentional, reckless and/or negligent conduct or unauthorized activity that violates: (1) FDA regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA; (2) manufacturing standards; (3) federal and state healthcare fraud and abuse laws and regulations; or (4) laws that require the true, complete and accurate reporting of financial information or data. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials, or illegal misappropriation of drug product, which could result in regulatory sanctions and serious harm to our reputation. We have dismissed employees in the past for improper handling and theft of our product components, and although we reported their actions to all relevant authorities, any similar incidents or any other conduct that leads to an employee receiving an FDA debarment could result in a loss of business from our partners and severe reputational harm. In connection with the consummation of this offering, we will adopt a code of business conduct and ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

We may be adversely affected by natural disasters or other events that disrupt our business operations, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our corporate headquarters are located in Menlo Park, California, near major earthquake and fire zones. Our manufacturing facilities are in Grand Rapids, Michigan, where other natural disasters or similar events, like blizzards, tornadoes, fires or explosions or large-scale accidents or power outages, could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition and prospects. If a disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters or our Grand Rapids facility, that damaged critical infrastructure, such as enterprise financial systems or manufacturing resource planning and enterprise quality systems, or that otherwise disrupted operations at either location, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time.

Our business and operations would suffer in the event of failures in our internal computer systems.

Despite the implementation of security measures, our internal computer systems and those of our current and any future partners, contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our manufacturing activities, development programs and our business operations. For example, the loss of manufacturing records or clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further commercialization and development of our products and product candidates could be delayed.

In connection with the reporting of our financial condition and results of operations, we are required to make estimates and judgments which involve uncertainties, and any significant differences between our estimates and actual results could have an adverse impact on our financial position, results of operations and cash flows.

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. For example, we estimate annual market revenues based on patient prescriptions using an analysis of third-party information and third-party market research data. If this third-party data underestimates or overestimates actual revenues for a given period, adjustments to revenues may be necessary in future periods. Any significant differences between our actual results and our estimates and assumptions could negatively impact our financial position, results of operations and cash flows.

Changes in accounting standards and their interpretations could adversely affect our operating results.

GAAP are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, or AICPA, the SEC, and various other bodies that promulgate and interpret appropriate accounting principles. These principles and related implementation guidelines and interpretations can be highly complex and involve subjective judgments. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

Risks Related to Our Financial Position and Capital Requirements

We have had significant and increasing operating expenses and may require additional funding.

Our recurring operating losses raise substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for fiscal 2013 with respect to this uncertainty. Our ability to continue as a going concern will require us to obtain additional financing to fund our operations. We believe that the net proceeds from this offering and our existing cash and cash equivalents, together with interest thereon and our existing line of credit, will be sufficient to fund our operations through at least the next 12 months. We have based these estimates, however, on assumptions that may prove to be wrong, and we could spend our available financial resources much faster than we currently expect. Further, we may need to raise additional capital following this offering to fund our operations and continue to support our planned research and development and commercialization activities.

The amount and timing of our future funding requirements will depend on many factors, including, but not limited to:

  •
  the timing and amount of revenues from sales of our approved products and any subsequently approved product candidates that are commercialized;

  •
  the size and cost of our commercial infrastructure;

  •
  the timing of FDA approval of our product candidates, if at all;

  •
  the timing, rate of progress and cost of any future clinical trials and other product development activities for our product candidates that we may develop, in-license or acquire;

  •
  costs associated with marketing, manufacturing and distributing any subsequently approved product candidates;

  •
  costs and timing of completion of any additional outsourced commercial manufacturing supply arrangements that we may establish;

  •
  costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights associated with our products and our product candidates;

  •
  costs associated with prosecuting or defending any litigation that we are or may become involved in and any damages payable by us that result from such litigation;

  •
  costs associated with any product recall that could occur;

  •
  costs of operating as a public company;

  •
  the effect of competing technological and market developments;

  •
  our ability to acquire or in-license products and product candidates, technologies or businesses;

  •
  personnel, facilities and equipment requirements; and

  •
  the terms and timing of any additional collaborative, licensing, co-promotion or other arrangements that we may establish.

We cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that we raise additional capital by issuing equity securities or convertible debt, your ownership will be diluted. Any future debt financing into which we enter may impose upon us covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, redeem our stock, make certain investments and engage in certain merger, consolidation or asset sale transactions.

If we are unable to raise additional capital when required or on acceptable terms, we may be required to significantly delay, scale back or discontinue one or more of our product development programs or commercialization efforts, or other aspects of our business plan. We also may be required to relinquish, license or otherwise dispose of rights to products or product candidates that we would otherwise seek to commercialize or develop ourselves on terms that are less favorable than might otherwise be available. In addition, our ability to achieve profitability or to respond to competitive pressures would be significantly limited.

Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations.

As of September 30, 2013, the amount of our total indebtedness was approximately $63.7 million, of which we borrowed $36.4 million pursuant to our term loan agreement with Capital Royalty, and the remainder was primarily amounts outstanding under convertible or subordinated notes. As of September 30, 2013, no principal funds remained available to us for borrowing under the Capital Royalty term loan agreement. We are required to make significant payments to Capital Royalty beginning on September 30, 2016, as described in more detail in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our outstanding debt and related debt service obligations could have important adverse consequences to us, including:

  •
  heightening our vulnerability to downturns in our business or our industry or the general economy and restricting us from making improvements or acquisitions, or exploring business opportunities;

  •
  requiring a significant portion of our available cash to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our available cash to fund our operations, capital expenditures and future business opportunities;

  •
  limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who have greater capital resources; and

  •
  subjecting us to financial and other restrictive covenants in our debt instruments, the failure with which to comply could result in an event of default under the applicable debt instrument that allows the lender to demand immediate repayment of the related debt.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay product development, sales and marketing, capital and other expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. This risk is increased by the fact that borrowings under our revolving credit facility with Silicon Valley Bank, or our SVB line, bear interest at a variable rates, exposing us to the risk that the amount of cash required to pay interest will increase to the extent that market interest rates increase.

The terms of our bank line of credit and term loan agreement place restrictions on our operating and financial flexibility.

During any such times when credit remains available to us under the SVB line, or we have outstanding borrowings under the term loan agreement with Capital Royalty, we will be required to maintain certain deposits and minimum balances as well as be prohibited from engaging in significant business transactions without the prior consent of Silicon Valley Bank and Capital Royalty, respectively, including a change of control or the acquisition by us of another company, or engaging in new business activities which are substantially different from our current business activities. These restrictions could significantly limit our ability to respond to changes in our business or competitive activities or take advantage of business opportunities that may create value for our stockholders. In addition, in the event of a default under either of these arrangements, our repayment obligations may be accelerated in full. In the event that we do not have sufficient capital to repay the amounts then owed, we may be required to renegotiate such arrangements on terms less favorable to us, pursue strategic alternatives, including sale of our company or our significant assets, or to cease operations. Furthermore, if we raise any additional debt financing, the terms of such additional debt could further restrict our operating and financial flexibility.

Our ability to utilize our net operating loss carryforwards, or NOLs, and research and development income tax credit carryforwards may be limited.

As of September 30, 2013, we had NOLs for federal and state income tax purposes of $63.2 million and $12.0 million, respectively. If not utilized, these NOLs will expire beginning in 2026 and 2017 for federal and state income purposes, respectively. Under Section 382 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an "ownership change," generally defined as a greater than 50% change (by value) in its equity ownership over a three year period, the corporation's ability to use its pre-change net operating loss carryforwards, or NOLs, and other pre-change tax attributes (such as research tax credits) to offset its post-change income may be limited. We believe that, with our initial public offering and other transactions that have occurred over the past three years, we may have triggered an "ownership change" limitation. We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As a result, if we earn net taxable income, our ability to use our pre-change NOLs to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our quarterly and annual operating results may fluctuate significantly in the future, which makes it difficult for us to predict our future operating results. From time to time, we enter into collaboration agreements with other companies that include development funding and significant upfront and milestone payments, and we expect that amounts earned from our collaboration agreements will continue to be an important source of our revenues. Accordingly, our revenues will depend on development funding and the achievement of development and clinical milestones under our existing collaboration arrangements, as well as any potential future collaboration and license agreements and sales of our products, if approved. These upfront and milestone payments may vary significantly from period to period and any such variance could cause a significant fluctuation in our operating results from one period to the next. For example, our product revenues from Clonidine TDS in fiscal 2013 were higher than historic levels, primarily as a result of Teva's increased market share resulting from a major competitor's diminished ability to supply its product for seven months during the year. We expect our product revenues from Clonidine TDS during fiscal 2014 to be significantly lower than they were during fiscal 2013, as this competitor resumed supply at historic levels. In addition, we measure compensation cost for stock-based awards made to employees at the grant date of the award, based on the fair value of the award as determined by our board of directors, and recognize the cost as an expense over the employee's requisite service period. As the variables that we use as a basis for valuing these awards change over time, including our underlying stock price and stock price volatility, the magnitude of the expense that we must recognize may vary significantly. Furthermore, our operating results may fluctuate due to a variety of other factors, many of which are outside of our control and may be difficult to predict, including the following:

  •
  the timing and cost of, and level of investment in, research and development activities relating to our product candidates, which may change from time to time;

  •
  the cost of manufacturing our product candidates, which may vary depending on FDA guidelines and requirements, and the quantity of production;

  •
  expenditures that we will or may incur to acquire or develop additional product candidates and technologies;

  •
  the level of demand for our product candidates, should they receive approval, which may vary significantly;

  •
  future accounting pronouncements or changes in our accounting policies;

  •
  the timing and success or failure of clinical studies for our product candidates or competing product candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners;

Our results of operations and liquidity needs could be materially negatively affected by market fluctuations and economic downturn.

Our results of operations and liquidity could be materially negatively affected by economic conditions generally, both in the United States and elsewhere around the world. Domestic and international equity and debt markets have experienced and may continue to experience heightened volatility and turmoil based on domestic and international economic conditions and concerns. In the event these economic conditions and concerns continue or worsen and the markets continue to remain volatile, our results of operations and liquidity could be adversely affected by those factors in many ways, including making it more difficult for us to raise funds if necessary, and our stock price may decline. Additionally, although we market our products primarily in the United States, our partners have extensive global operations, indirectly exposing us to risk.

Risks Related to Regulation of our Products and Product Candidates

Our currently marketed products, and any of our product candidates that we or our partners commercialize, will be subject to ongoing and continued regulatory review, which may result in significant expense and limit our or our partners' ability to commercialize such products.

Even after we achieve U.S. regulatory approval for a product, or after we or our partners commercialize an FDA-regulated product that does not require premarket approval (such as our consumer teeth whitening products), we will be subject to continued regulatory review and compliance obligations. For example, with respect to our drug products, the FDA may impose significant restrictions on the approved indicated uses for which the product may be marketed or on the conditions of approval. A drug product's approval may contain requirements for potentially costly post-approval studies and surveillance, including Phase 4 clinical trials, to monitor the safety and efficacy of the product. We will also be subject to ongoing FDA obligations and continued regulatory review with respect to the manufacturing, processing, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for our products. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current Good Manufacturing Practice, or cGMP, requirements and with Good Clinical Practice, or GCP, and good laboratory practice, or GLP, requirements, which are regulations and guidelines enforced by the FDA for all of our products in clinical and pre-clinical development, and for any clinical trials that we conduct post-approval. To the extent that a product is approved for sale in other countries, we may be subject to similar restrictions and requirements imposed by laws and government regulators in those countries.

In the case of Fentanyl TDS and any of our product candidates containing controlled substances, we will also be subject to ongoing DEA regulatory obligations, including, among other things, annual registration renewal, security, recordkeeping, theft and loss reporting, periodic inspection and annual quota allotments for the raw material for commercial production of our products. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP regulations, including the Quality System Regulation, or QSR, requirements for medical device components of our products or similar requirements, if applicable. If we or a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where, or processes by which, the product is manufactured, a regulatory agency may impose restrictions on that product or us, including requiring product recall, notice to physicians, withdrawal of the product from the market or suspension of manufacturing.

For instance, in connection with the recall of selected lots of fentanyl patches we manufactured for Actavis in 2008, the FDA inspected our manufacturing facilities and issued a Form 483 describing certain deficiencies in our manufacturing and quality systems. We submitted a response to the Form 483, and held a regulatory meeting with the FDA District Office in October 2008 to review actions we took relating to such observations, and resumed manufacture of Fentanyl TDS in September 2008 with first commercial shipments beginning December 2008.

The FDA conducted another inspection of our production facility in March 2009 as part of a general assignment by the FDA's Center for Drug Evaluation and Research to inspect the producers of liquid reservoir transdermal patches. Transdermal fentanyl products, including reservoir-format patches, have been the subject of significant regulatory scrutiny. Following this inspection, the FDA issued a Form 483 with nine observations. We submitted a response to these observations and the FDA subsequently closed out the inspection and issued us an Establishment Inspection Report, or EIR.

In response to a fentanyl product recall in October 2010 by our partner Actavis, the FDA inspected our facility and issued a Form 483 with three observations. The FDA again inspected our production facility in November 2011. Following the inspection, the FDA issued a Form 483 with nine observations. We submitted a reply to these observations and the FDA subsequently closed out the inspection and issued us an EIR. The FDA has subsequently inspected our facilities two times, most recently in January and February 2013, when it issued a Form 483 identifying three observations, and that inspection has been closed out with the issuance of an EIR in March 2013.

If we, our products or product candidates or the manufacturing facilities for our products or product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

  •
  impose restrictions on the marketing or manufacturing of the product, suspend or withdraw product approvals or revoke necessary licenses;

  •
  issue warning letters, show cause notices or untitled letters describing alleged violations, which may be publicly available;

  •
  commence criminal investigations and prosecutions;

  •
  impose injunctions, suspensions or revocations of necessary approvals or other licenses;

  •
  impose fines or other civil or criminal penalties;

  •
  suspend any ongoing clinical trials;

  •
  deny or reduce quota allotments for the raw material for commercial production of our controlled substance products;

  •
  delay or refuse to approve pending applications or supplements to approved applications filed by us;

  •
  refuse to permit drugs or precursor chemicals to be imported or exported to or from the United States;

  •
  suspend or impose restrictions on operations, including costly new manufacturing requirements; or

  •
  seize or detain products or require us to initiate a product recall.

In addition, our or our partners' product labeling, advertising and promotion are subject to regulatory requirements and continuing regulatory review. The FDA strictly regulates the promotional claims that may be made about prescription drug products. In particular, a drug product may not be promoted for uses that are not approved by the FDA as reflected in the product's approved labeling, although the FDA does not regulate the prescribing practices of physicians. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including substantial monetary penalties and criminal prosecution.

The FDA's regulations, policies or guidance may change and new or additional statutes or government regulations may be enacted that could prevent or delay regulatory approval of our product candidates or further restrict or regulate post-approval activities. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action, either in the

United States or abroad. If we are not able to achieve and maintain regulatory compliance, we may not be permitted to market our products, which would adversely affect our ability to generate revenues and achieve or maintain profitability.

Some of our products or product candidates contain controlled substances, the making, use, sale, importation and distribution of which are subject to regulation by state, federal and foreign law enforcement and other regulatory agencies.

Fentanyl TDS and certain of our other drug product candidates contain active ingredients which are classified as controlled substances, which are subject to state, federal and foreign laws and regulations regarding their manufacture, use, sale, importation, exportation and distribution. Controlled substances are regulated under the Controlled Substances Act of 1970, or CSA, and the regulations of the Drug Enforcement Administration, or DEA. The DEA regulates controlled substances as Schedule I, II, III, IV or V substances. Schedule I substances by definition have no established medicinal use and may not be marketed or sold in the United States. A pharmaceutical product may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest risk of abuse and Schedule V substances the lowest relative risk of abuse among such substances. Fentanyl TDS is regulated by the DEA as a Schedule II controlled substance.

Various states also independently regulate controlled substances. Though state controlled substances laws often mirror federal law, because the states are separate jurisdictions, they may separately schedule drugs as well. While some states automatically schedule a drug when the DEA does so, in other states there must be rulemaking or a legislative action. Adverse scheduling could impair the commercial attractiveness of such product. We or our collaborators must also obtain separate state registrations in order to be able to obtain, handle and distribute controlled substances for clinical trials or commercial sale, and failure to meet applicable regulatory requirements could lead to enforcement and sanctions from the states in addition to those from the DEA or otherwise arising under federal law.

For our products or product candidates containing controlled substances, we and our partners, suppliers, contractors and distributors are required to obtain and maintain applicable registrations from state, federal and foreign law enforcement and regulatory agencies and comply with state, federal and foreign laws and regulations regarding the manufacture, use, sale, importation, exportation and distribution of controlled substances. These regulations are extensive and include regulations governing manufacturing, labeling, packaging, testing, dispensing, production and procurement quotas, record keeping, reporting, handling, shipment and disposal. These regulations increase the personnel needs and the expense associated with development and commercialization of drug candidates including controlled substances. Failure to obtain and maintain required registrations or comply with any applicable regulations could delay or preclude us from developing and commercializing our products containing controlled substances and subject us to enforcement action. In addition, because of their restrictive nature, these regulations could limit our commercialization of our pharmaceutical systems containing controlled substances. In particular, among other things, there is a risk that these regulations may interfere with the supply of the drugs used in our clinical trials, and in the future, our ability to produce and distribute our products in the volume needed to meet commercial demand. The DEA may seek civil penalties, refuse to renew necessary registrations or initiate proceedings to revoke those registrations. In some circumstances, violations could lead to criminal proceeding. Because of their restrictive nature, these regulations could limit commercialization of any of our product candidates that are classified as controlled substances.

In addition to the level of commercial success of our approved products, our future growth is also dependent on our ability to successfully develop a pipeline of product candidates, and we cannot give any assurance that any of our product candidates will receive regulatory approval or that any approved products will be successfully commercialized.

Our long-term growth will be limited unless we successfully develop a pipeline of additional product candidates. We do not have internal new drug discovery capabilities, and our primary focus is on developing improved transdermal drug delivery systems by reforumulating FDA approved drugs using our proprietary technologies.

Our near-term growth is dependent on bringing the Agile AG200-15 transdermal contraceptive to market in 2016. Our collaboration partner Agile has performed Phase 3 clinical studies and filed an NDA with the FDA for AG200-15 in April 2012. The FDA issued a Complete Response Letter identifying certain issues, including a request for additional clinical data, which must be addressed before approval can be granted. We cannot assure you that Agile will be able to obtain regulatory approval for the AG200-15 product, which would limit our near-term growth prospects, and would create uncertainty around the value and usefulness of our AG200-15 manufacturing facility and equipment.

We have two other partnered product candidates that are the subject of ANDAs submitted by our partners to the FDA, and three product candidates in clinical development. The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drug products are subject to extensive regulation by the FDA and other regulatory authorities in the United States and in foreign countries. Obtaining approval of an NDA or ANDA is a lengthy, expensive and uncertain process. The FDA also has substantial discretion in the drug approval process, including the ability to delay, limit or deny approval of a product candidate for many reasons. For example our product candidates could fail to receive regulatory approval for many reasons, including the following:

  •
  the FDA may disagree with the design or implementation of clinical trials;

  •
  the FDA may not deem a product candidate safe and effective for its proposed indication, or may deem a product's safety risks to outweigh its clinical or other benefits;

  •
  the FDA may not find the data from pre-clinical studies and clinical trials sufficient to support approval, or the results of clinical trials may not meet the level of statistical significance required by the FDA for approval;

  •
  the FDA may disagree with our or our partners' interpretation of data from pre-clinical studies or clinical trials;

  •
  the data collected from clinical trials may not be sufficient to support the submission of an NDA or ANDA;

  •
  the FDA may require additional pre-clinical studies or clinical trials;

  •
  the FDA may not approve of our manufacturing processes and facilities; or

  •
  the FDA may change its approval policies or adopt new regulations.

Any of our product candidates may fail to achieve their specified endpoints in clinical trials. Furthermore, product candidates may not be approved even if they achieve their specified endpoints in clinical trials. The FDA may disagree with the design of clinical trials and our interpretation of data from clinical trials, or may change the requirements for approval even after it has reviewed and commented on the design for clinical trials. The FDA may also approve a product candidate for fewer or more limited indications than we or our partners request, or may grant approval contingent on the performance of costly post-approval clinical trials. In addition, the FDA may not approve the labeling claims that we or our partners believe are necessary or desirable for the successful commercialization of our product candidates.

If we are unable to expand our pipeline and obtain regulatory approval for our product candidates on the timelines we anticipate, we will not be able to execute our business strategy effectively and our ability to substantially grow our revenues will be limited, which would harm our long-term business, results of operations, financial condition and prospects.

We manufacture our products internally and may encounter manufacturing failures that could impede or delay commercial production of our current products or our product candidates, if approved, or the preclinical and clinical development or regulatory approval of our product candidates.

Any failure in our internal manufacturing operations could cause us to be unable to meet the demand for our products and lose potential revenues, delay the preclinical and clinical development or regulatory approval of our product candidates, and harm our reputation. Our internal manufacturing operations may encounter difficulties involving, among other things, production yields, regulatory compliance, quality control and quality assurance, obtaining DEA quotas which allow us to produce in the quantities needed to execute on our business plan, and shortages of qualified personnel. Our ability to commercially supply our products, and regulatory approval of our product candidates, could be impeded, delayed, limited or denied if the FDA does not maintain the approval of our manufacturing processes and facilities. In addition, we have no experience producing our MicroCor system in commercial quantities. We have experienced product recalls in the past and we may encounter difficulties when we attempt to manufacture commercial quantities of our product candidates in the quantities needed for our preclinical studies or clinical trials. Such difficulties could result in commercial supply shortfalls of our products, delay in the commercial launch of any of our product candidates, if approved, delays in our preclinical studies, clinical trials and regulatory submissions, or the recall or withdrawal of our products from the market.

We must comply with cGMP requirements enforced by the FDA through its facilities inspection program and review of submitted technical information. In addition, we must obtain and maintain necessary DEA and state registrations, and must establish and maintain processes to assure compliance with DEA and state requirements governing, among other things, the storage, handling, security, recordkeeping and reporting for controlled substances. We must also apply for and receive a quota for fentanyl for our Fentanyl TDS product. Any failure to comply with these requirements may result in penalties, including fines and civil penalties, suspension of production, suspension or delay in product approvals, product seizure or recall, operating restrictions, criminal prosecutions, withdrawal of product approvals or severe reputational harm, any of which could adversely affect our business. If the safety of any product or product candidate or component is compromised due to a failure to adhere to applicable laws or for other reasons, we may not be able to successfully commercialize or obtain regulatory approval for the affected product or product candidate, and we may be held liable for any injuries sustained as a result. Any of these factors could cause a delay or termination of commercialization, preclinical studies and clinical trials, regulatory submissions or approvals of our products or product candidates, entail higher costs or result in our being unable to effectively commercialize our approved products.

Clinical drug development for our product candidates is expensive, time consuming, uncertain and susceptible to change, delay or termination.

Clinical drug development for our product candidates is very expensive, time-consuming and difficult to design and implement. Our product candidates are in varying stages of development ranging from pre-clinical feasibility studies to registration. We estimate that clinical trials for these product candidates, if and when initiated, will continue for several years and may take significantly longer than expected to complete. In addition, we, our partners, the FDA, an Institutional Review Board, or IRB, or other regulatory authorities, including state and local agencies, may suspend, delay or terminate our clinical trials at any time, for various reasons, including:

  •
  obtaining IRB approval of each site;

  •
  recruiting suitable patients to participate in a trial;

  •
  lack of effectiveness of any product candidate during clinical trials;

  •
  discovery of serious or unexpected toxicities or side effects experienced by study participants or other safety issues;

  •
  slower than expected rates of subject recruitment and enrollment rates in clinical trials;

  •
  difficulty in retaining subjects who have initiated a clinical trial but may withdraw at any time due to adverse side effects from the therapy, insufficient efficacy, fatigue with the clinical trial process or for any other reason;

  •
  delays in or inability to manufacture or obtain sufficient quantities of materials for use in clinical trials;

  •
  inadequacy of or changes in our manufacturing process or the product formulation;

  •
  delays in obtaining regulatory authorization to commence a study, or "clinical holds" or delays requiring suspension or termination of a study by a regulatory agency, such as the FDA, before or after a study is commenced;

  •
  changes in applicable regulatory policies and regulations;

  •
  delays or failure in reaching agreement on acceptable terms in clinical trial contracts or protocols with prospective contract research organizations, or CROs, and clinical trial sites;

  •
  uncertainty regarding proper dosing;

  •
  unfavorable results from ongoing clinical trials and preclinical studies;

  •
  failure of our CROs or other third-party contractors to comply with all contractual and regulatory requirements or to perform their services in a timely or acceptable manner;

  •
  failure by us, our employees, our collaboration partners or their employees, or our CROs or their employees to comply with all applicable FDA or other regulatory requirements relating to the conduct of clinical trials or the handling, storage, security and recordkeeping for controlled substances;

  •
  scheduling conflicts with participating clinicians and clinical institutions;

  •
  failure to design appropriate clinical trial protocols;

  •
  insufficient data to support regulatory approval;

  •
  inability or unwillingness of medical investigators to follow our clinical protocols; or

  •
  difficulty in maintaining contact with subjects during or after treatment, which may result in incomplete data.

Generally, there is a high rate of failure for drug candidates proceeding through clinical trials. We or our partners may suffer significant setbacks in our clinical trials similar to the experience of a number of other companies in the pharmaceutical and biotechnology industries, even after receiving promising results in earlier trials. Further, even if we view the results of a clinical trial to be positive, the FDA or other regulatory authorities may disagree with our interpretation of the data. Even after the completion of Phase 3 clinical studies, we may have to address additional issues raised by the FDA in response to the NDA or ANDA filed by us or our partners, such as the issues with the Agile contraceptive patch. In the event that we or our partners abandon or are delayed in the clinical development efforts related to our product candidates, we may not be able to execute on our business plan effectively, we may not be able to become profitable, our reputation in the industry and in the investment community could be significantly damaged and our stock price could decrease significantly.

We have in the past relied and expect to continue to rely on third parties to conduct and oversee our clinical trials. If these third parties do not meet our deadlines or otherwise conduct the trials as required we may not be able to obtain regulatory approval for or commercialize our product candidates when expected or at all.

We have in the past relied and expect to continue to rely on third-party CROs to conduct and oversee our clinical trials. For example, we contracted with Nucleus Network in Australia to conduct the Phase 1 clinical trials for both our MicroCor hPTH(1-34) and the Corplex Tamsulosin products.

We also rely upon various medical institutions, clinical investigators and contract laboratories to conduct our trials in accordance with our clinical protocols and all applicable regulatory requirements, including the FDA's good clinical practice regulations and state regulations governing the handling, storage, security and recordkeeping for controlled substances. These CROs and third parties play a significant role in the conduct of these trials and the subsequent collection and analysis of data from the clinical trials. We rely heavily on these parties for the execution of our clinical and preclinical studies, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that our studies are conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs and other third party contractors are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for products in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or other regulatory authority may require us to perform additional clinical trials before approving our or our partners; marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials complies with GCP requirements. In addition, our clinical trials must generally be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

If any of our CROs or clinical trial sites terminate their involvement in one of our clinical trials for any reason, we may not be able to enter into arrangements with alternative CROs or clinical trial sites, or do so on commercially reasonable terms. In addition, if our relationship with clinical trial sites is terminated, we may experience the loss of follow-up information on patients enrolled in our ongoing clinical trials unless we are able to transfer the care of those patients to another qualified clinical trial site. In addition, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, the integrity of the data generated at the applicable clinical trial site may be questioned by the FDA.

We have conducted and may in the future conduct clinical trials for our products or product candidates outside the United States and the FDA may not accept data from such trials.

We have conducted and may in the future choose to conduct one or more of our clinical trials outside the United States. For example, our CRO conducted the Phase 1 clinical trials for both our MicroCor hPTH (1-34) and the Corplex Tamsulosin products in Australia. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of such study data by the FDA is subject to certain conditions. For example, the study must be conducted in accordance with GCP requirements and the FDA must be able to validate the data from the study through an onsite inspection if it deems such inspection necessary. Where data from foreign clinical trials are intended to serve as the sole basis for marketing approval in the United States, the FDA will not approve the application on the basis of foreign data alone unless those data are applicable to the U.S. population and U.S. medical practice; the studies were performed by clinical investigators of recognized competence; and (3) the data is considered valid without the need for an on-site inspection by FDA or, if FDA considers such an inspection to be necessary, FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, such studies would be subject to the applicable local laws of the foreign jurisdictions where the studies are conducted. There can be no assurance the FDA will accept data from trials conducted outside of the United States. If the FDA does not accept any such data, it would likely result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan.

If the FDA does not conclude that certain of our product candidates satisfy the requirements under Section 505(b)(2)of the Federal Food Drug and Cosmetics Act, or Section 505(b)(2), or if the requirements for such product candidates under Section 505(b)(2) are not as we expect, the approval pathway for those product candidates will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in either case may not be successful.

We and our collaboration partners are developing several proprietary product candidates, for which we and our partners intend to seek FDA approval through the Section 505(b)(2) regulatory pathway. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, added Section 505(b)(2) to the Federal Food, Drug and Cosmetic Act, or FDCA. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies that were not conducted by or for the applicant, and for which the applicant has not received a right of reference, which could expedite the development program for our product candidates by potentially decreasing the amount of clinical data that we or our partners would need to generate in order to obtain FDA approval. If the FDA does not allow us or our partners to pursue the Section 505(b)(2) regulatory pathway as anticipated, we or our partners may need to conduct additional clinical trials, provide additional data and information, and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval for these product candidates, and complications and risks associated with these product candidates, would likely substantially increase. Moreover, inability to pursue the Section 505(b)(2) regulatory pathway could result in new competitive products reaching the market more quickly than our product candidates, which would likely harm our competitive position and prospects. Even if we or our partners are allowed to pursue the Section 505(b)(2) regulatory pathway, we cannot assure you that our product candidates will receive the requisite approvals for commercialization.

In addition, notwithstanding the approval of a number of products by the FDA under Section 505(b)(2) over the last few years, certain competitors and others have objected to the FDA's interpretation of Section 505(b)(2). If the FDA's interpretation of Section 505(b)(2) is successfully challenged, the FDA may be required to change its 505(b)(2) policies and practices, which could delay or even prevent the FDA from approving any NDA that we or our partners submit under Section 505(b)(2). In addition, the pharmaceutical industry is highly competitive, and Section 505(b)(2) NDAs are subject to special requirements designed to protect the patent rights of sponsors of previously approved drugs that are referenced in a Section 505(b)(2) NDA. These requirements may give rise to patent litigation and mandatory delays in approval of our NDAs or our partners' NDAs for up to 30 months depending on the outcome of any litigation. It is not uncommon for a manufacturer of an approved product to file a citizen petition with the FDA seeking to delay approval of, or impose additional approval requirements for, pending competing products. If successful, such petitions can significantly delay, or even prevent, the approval of the new product. However, even if the FDA ultimately denies such a petition, the FDA may substantially delay approval while it considers and responds to the petition. In addition, even if we or our partners are able to utilize the Section 505(b)(2) regulatory pathway, there is no guarantee this would ultimately lead to faster product development or earlier approval.

Moreover, even if our product candidates are approved under Section 505(b)(2), the approval may be subject to limitations on the indicated uses for which the products may be marketed or to other conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the products.

Our products and our product candidates may cause undesirable side effects or have other unexpected properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in post-approval regulatory action.

Undesirable side effects caused by our product candidates could cause us, or partners, or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign authorities. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects. In such an event, our trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Additionally, if we or others identify undesirable side effects, or other previously unknown problems, caused by our products, other products with the same or related active ingredients or our product candidates, after obtaining U.S. regulatory approval, a number of potentially significant negative consequences could result, including:

  •
  regulatory authorities may withdraw their approval of the product;

  •
  regulatory authorities may require us to recall the product or we or our partners may voluntarily recall a product;

  •
  regulatory authorities may require the addition of warnings in the product label or narrowing of the indication in the product label;

  •
  we may be required to create a Medication Guide outlining the risks of such side effects for distribution to patients;

  •
  we may be required to change the way the product is administered or modify the product in some other way;

  •
  the FDA may require us to conduct additional clinical trials or costly post-marketing testing and surveillance to monitor the safety or efficacy of the product;

  •
  we could be sued and held liable for harm caused to patients; and

  •
  our reputation may suffer.

Any of the above events resulting from undesirable side effects or other previously unknown problems could prevent us from achieving or maintaining market acceptance of the affected product and could substantially increase the costs of commercializing our products.

Healthcare reform measures could hinder or prevent the commercial success of our products and product candidates.

In the United States, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system that could affect our future revenues and profitability and the future revenues and profitability of our partners. Federal and state lawmakers regularly propose and, at times, enact legislation that results in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. For example, in March 2010, President Obama signed one of the most significant healthcare reform measures in decades, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act. It contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse measures, all of which will impact existing government healthcare programs and will result in the development of new programs. The Affordable Care Act, among other things, (i) increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, (ii) establishes annual fees and taxes on manufacturers of certain branded prescription drugs and (iii) enacts a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D.

In addition, other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect on April 1, 2013. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products once approved or additional pricing pressures.

We may also be subject to healthcare laws, regulation and enforcement and our failure to comply with those laws could adversely affect our business, operations and financial condition.

Even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients' rights are and will be applicable to our business. We could be subject to healthcare fraud and abuse and patient privacy regulation by both the federal government and the states in which we or our partners conduct our business. The regulations that may affect our ability to operate include, without limitation:

  •
  the federal Anti-Kickback Statute, which prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

  •
  the federal False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the federal government, and which may apply to entities that provide coding and billing advice to customers;

  •
  federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

  •
  the federal physician sunshine requirements under the Affordable Care Act, which requires manufacturers of drugs, devices, biologics, and medical supplies to report annually to the Centers for Medicare & Medicaid Services information related to payments and other transfers of value to physicians, other healthcare providers, and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members;

  •
  the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; and

  •
  state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. In addition, recent health care reform legislation has strengthened these laws. For example, the recently enacted Affordable Care Act, among other things, amends the intent requirement of the Federal Anti-Kickback Statute and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. In addition, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the Federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

Achieving and sustaining compliance with these laws may prove costly. In addition, any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, the exclusion from participation in federal and state healthcare programs, imprisonment, or the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our financial results.

Risks Related to Our Intellectual Property

We may not be able to obtain and enforce patent rights or other intellectual property rights that cover our drug delivery systems and technologies that are of sufficient breadth to prevent third parties from competing against us.

Our success with respect to our drug delivery systems and technologies will depend in part on our ability to obtain and maintain patent protection in both the United States and other countries, to preserve our trade secrets, and to prevent third parties from infringing upon our proprietary rights. Our ability to protect any of our approved products, product candidates or drug delivery systems from unauthorized or infringing use by third parties depends in substantial part on our ability to obtain and maintain valid and enforceable patents. Some of the drugs we use in our products have been approved for many years and therefore our ability to obtain any patent protection relating to the drug ingredients in our products may be limited.

Our patent portfolio related to our transdermal drug delivery systems and technologies includes patents and patent applications in the United States and foreign jurisdictions where we believe there is a market opportunity for our products. The covered technology and the scope of coverage vary from country to country. For those countries where we do not have granted patents, we may not have any ability to prevent the unauthorized use of our technologies. Any patents that we may obtain may be narrow in scope and thus easily circumvented by competitors. Further, in countries where we do not have granted patents, third parties may be able to make, use, or sell products identical to, or substantially similar to our products or product candidates.

Due to legal standards relating to patentability, validity, enforceability and claim scope of patents covering pharmaceutical inventions, our ability to obtain, maintain and enforce patents is uncertain and involves complex legal and factual questions. Accordingly, rights under any existing patents or any patents we might obtain or license may not provide us with sufficient protection for our products and product candidates to afford a commercial advantage against competitive products or processes, including those from branded and generic pharmaceutical companies. In addition, we cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us. Even if patents have issued or will issue, we cannot guarantee that the claims of these patents are or will be held valid or enforceable by the courts or will provide us with any significant protection against competitive products or otherwise be commercially valuable to us.

Our MicroCor technology is new, although patents relating to microneedle technology were first filed in the 1990s. Although we believe that this technology includes certain inventions that are unique and not duplicative of any prior art, we do not have outstanding issued patents covering our more recent developments in this technology and we are unsure of the patent protection that we will be successful in obtaining, if any.

The laws of some foreign jurisdictions do not provide intellectual property rights to the same extent as in the United States and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties in protecting or are otherwise precluded from effectively protecting our intellectual property in foreign jurisdictions, our business prospects could be substantially harmed. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. Changes in either the patent laws or in the interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents.

The degree of future protection of our proprietary rights is uncertain. Patent protection may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

  •
  we might not have been the first to invent or the first to file the inventions covered by each of our pending patent applications and issued patents;

  •
  others may independently develop similar or alternative technologies or duplicate any of our technologies;

  •
  the patents of others may have an adverse effect on our business;

  •
  any patents we obtain or our licensors' issued patents may not encompass commercially viable products, may not provide us with any competitive advantages, or may be challenged by third parties;

  •
  any patents we obtain or our in-licensed issued patents may not be valid or enforceable; or

  •
  we may not develop additional proprietary technologies that are patentable.

If we or our licensors fail to prosecute, maintain and enforce patent protection for our drug delivery technologies, products or product candidates, our ability to develop and commercialize our technologies, products or product candidates could be adversely affected and we might not be able to prevent competitors from making, using and selling competing technologies or products. This failure to properly protect the intellectual property rights relating to our technologies, products or product candidates could have a material adverse effect on our business, financial condition and results of operations. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Furthermore, in connection with our license agreement with P&G, we granted to P&G a broad exclusive license for certain fields of use, excluding prescription drug products and foot care and wound care products, to our Corplex technology and related know-how. P&G may sublicense its rights under that license, including to another manufacturer, at any time, and we do not have any assurance that they will continue to use us as their development partner and manufacturer in the future.

Proprietary trade secrets and unpatented know-how are also very important to our business. Although we have taken steps to protect our trade secrets and unpatented know-how by entering into confidentiality agreements with third parties, and proprietary information and invention agreements with certain employees, consultants and advisors, third parties may still obtain this information or we may be unable to protect our rights. We also have limited control over the protection of trade secrets used by our licensees, partners and suppliers. There can be no assurance that binding agreements will not be breached, that we would have adequate remedies for any breach, or that our trade secrets and unpatented know-how will not otherwise become known or be independently discovered by our competitors. If trade secrets are independently discovered, we would not be able to prevent their use. Enforcing a claim that a third party illegally obtained and is using our trade secrets or unpatented know-how is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secret information.

If we or our partners are sued for infringing intellectual property rights of third parties, it will be costly and time consuming, and an unfavorable outcome in that litigation could have a material adverse effect on our business.

Our commercial success depends upon our ability and the ability of our partners to develop, manufacture, market and sell our products and product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields relating to our products and product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that others may assert that our drug delivery systems, technologies, products or product candidates infringe their patent rights. Moreover, it is not always clear to industry participants, including us, which patents cover various types of drugs, drug delivery systems or their methods of use. Thus, because of the large number of patents issued and patent applications filed in our fields, there may be a risk that third parties may allege they have patent rights encompassing our products, product candidates, technologies or methods.

In addition, there may be issued patents of third parties of which we are currently unaware, that are infringed or are alleged to be infringed by our products, product candidates or proprietary technologies. Because some patent applications in the United States may be maintained in secrecy until the patents are issued, because patent applications in the United States and many foreign jurisdictions are typically not published until eighteen months after filing, and because publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our own and in-licensed issued patents or our pending applications. Our competitors may have filed, and may in the future file, patent applications covering our products, product candidates or technology similar to ours. Any such patent application may have priority over our own and in-licensed patent applications or patents, which could further require us to obtain rights to issued patents covering such technologies. If another party has filed an U.S. patent application on inventions similar to those owned or in-licensed to us, we or, in the case of in-licensed technology, the licensor may have to participate, in the United States, in an interference proceeding to determine priority of invention.

A substantial portion of our partners' products and product candidates are generic versions of pre-existing brand name drugs and we may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that our partners' products and/or product candidates and/or proprietary technologies infringe their intellectual property rights, including litigation resulting from filing under Paragraph IV of the Hatch-Waxman Act. These lawsuits could claim that there are existing patent rights for such drug and this type of litigation can be costly and could adversely affect our results of operations and divert the attention of managerial and technical personnel. There is a risk that a court would decide that we or our commercialization partners are infringing the third party's patents and would order us or our partners to stop the activities covered by the patents. In addition, there is a risk that a court will order us or our partners to pay the other party damages for having violated the other party's patents. In addition to facing litigation risks directly, we have agreed to indemnify several of our partners against claims of infringement caused by our proprietary technologies, and we have entered or may enter into cost-sharing agreements with some of our partners that could require us to pay some of the costs of patent litigation brought against those partners whether or not the alleged infringement is caused by our proprietary technologies. In certain instances, these cost-sharing agreements could also require us to assume greater responsibility for infringement damages than would be assumed just on the basis of our technology.

There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries generally. If a third party claims that we or our partners infringe its intellectual property rights, we may face a number of issues, including, but not limited to:

  •
  infringement and other intellectual property claims which, regardless of merit, may be expensive and time-consuming to litigate and may divert our management's attention from our core business;

  •
  substantial damages for infringement, which we may have to pay if a court decides that the product or technology at issue infringes or violates the third party's rights, and if the court finds that the infringement was willful, we could be ordered to pay treble damages and the patent owner's attorneys' fees;

  •
  a court prohibiting us from selling or licensing the product or using the technology unless the third party licenses its intellectual property rights to us, which it is not required to do;

  •
  if a license is available from a third party, we may have to pay substantial royalties, upfront fees and/or grant cross-licenses to intellectual property rights for our products or technologies; and

  •
  redesigning our products or processes so they do not infringe, which may not be possible or may require substantial monetary expenditures and time.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we or our partners can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could harm our ability to raise additional funds or otherwise adversely affect our business, results of operations, financial condition and prospects.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed to us alleged trade secrets of their other clients or former employers.

As is common in the biotechnology and pharmaceutical industry, certain of our employees were formerly employed by other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Moreover, we engage the services of consultants to assist us in the development of our products and product candidates, many of whom were previously employed at or may have previously been or are currently providing consulting services to, other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that these employees and consultants or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or their former or current customers. Litigation may be necessary to defend against these types of claims. Even if we are successful in defending against any such claims, any such litigation could be protracted, expensive, a distraction to our management team, not viewed favorably by investors and other third parties, and may potentially result in an unfavorable outcome.

Risks Relating to this Offering and an Investment in Our Common Stock

Our principal stockholder has the ability to control our business, which may be disadvantageous to other stockholders.

Following the completion of this offering, after giving effect to the recapitalization described under "Related Party Transactions—Recapitalization," Essex Woodlands Health Venture Fund VII, L.P., together with certain of its affiliates, which together we refer to as Essex Woodlands, will collectively beneficially own or control approximately       % of the voting power of our outstanding common stock, assuming no exercise of the underwriters' option to purchase additional shares. In addition, Ron Eastman, a Managing Director of Essex Woodlands, is a member of our board of directors. As a result of its ability to control a majority of the voting power of our outstanding common stock, Essex Woodlands has the ability to control all matters requiring approval by our stockholders, including the election and removal of directors, amendments to our certificate of incorporation and bylaws, any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. Essex Woodlands may have interests that are different from those of other stockholders. Moreover, this concentration of share ownership makes it impossible for other stockholders to replace directors and management without the consent of Essex Woodlands. In addition, this significant concentration of share ownership may adversely affect the price at which prospective buyers are willing to pay for our common stock because investors may perceive disadvantages in owning stock in companies with controlling stockholders.

We will be a "controlled company" within the meaning of the NASDAQ rules and, as a result, will qualify for exemptions from certain corporate governance requirements. If we rely on these exemptions in the future, you will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon completion of this offering, Essex Woodlands will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a "controlled company" within the meaning of the NASDAQ corporate governance requirements. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including the requirements:

  •
  that a majority of the board of directors consists of independent directors;

  •
  that we have a nominating and corporate governance committee that is composed entirely of independent directors; and

  •
  that we have a compensation committee that is composed entirely of independent directors.

We do not intend to utilize these exemptions. However, we may use these exemptions in the future, and as a result, we could choose not to have a majority of independent directors on our board of directors, or any of our board committees. If that were the case, you would not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the pro forma as adjusted amount of $               per share, because the initial public offering price of $               is substantially higher than the pro forma as adjusted net book value per share of our outstanding common stock as of September 30, 2013. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. There will also be substantial dilution from the issuance of additional shares of common stock in the recapitalization that is occurring concurrently with this offering. In addition, you may also experience additional dilution upon future equity issuances, including upon conversion of any outstanding debt, or the exercise of stock options to purchase common stock granted to our employees, consultants and directors under our stock option and equity incentive plans. See the section entitled "Dilution."

We expect that the price of our common stock will fluctuate substantially.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock was determined through negotiations between the underwriters and us and may vary from the market price of our common stock following the offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our common stock may not develop upon closing of this offering or, if it does develop, it may not be sustainable. The trading prices of the securities of pharmaceutical companies have been highly volatile. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

  •
  the success of, and fluctuations in, the commercial sales of Clonidine TDS, Fentanyl TDS and Crest Whitestrips products or any other products approved for commercialization;

  •
  the development status of our product candidates, including whether any of our product candidates receive regulatory approval;

  •
  the execution of our partnering, manufacturing and other aspects of our business plan;

  •
  variations in the level of expenses related to our commercialization activities;

  •
  the performance of third parties on whom we rely for clinical trials, marketing, sales and distribution, including their ability to comply with regulatory requirements;

  •
  the results of our or our partners' preclinical studies and clinical trials;

  •
  variations in the level of expenses related to our product candidates or preclinical and clinical development programs, including relating to the timing of invoices from, and other billing practices of, our CROs and clinical trial sites;

  •
  price and volume fluctuations in the overall stock market;

  •
  changes in operating performance and stock market valuations of other pharmaceutical companies;

  •
  market conditions or trends in our industry or the economy as a whole;

  •
  our execution of collaboration, co-promotion, licensing or other arrangements, and the timing of payments we may make or receive under these arrangements;

  •
  the public's response to press releases or other public announcements by us or third parties, including our filings with the SEC and announcements relating to litigation or other disputes, strategic transactions, intellectual property or fentanyl or other controlled substances impacting us or our business;

  •
  the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

  •
  changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;

  •
  ratings downgrades by any securities analysts who follow our common stock;

  •
  the development and sustainability of an active trading market for our common stock;

  •
  future sales of our common stock by our officers, directors and significant stockholders;

  •
  other events or factors, including those resulting from war, incidents of terrorism, natural disasters or responses to these events; and

  •
  changes in accounting principles.

In addition, the stock markets, and in particular the NASDAQ Global Market, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many pharmaceutical companies. Stock prices of many pharmaceutical companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock. In addition, any future testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as early as the fiscal year ending September 30, 2015. However, for as long as we are an "emerging growth company" under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an emerging growth company for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management's assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

We are in the process of transferring from our previous financial tracking system to an updated enterprise resource planning system. Our previous system had been in place since our founding and the transition will require new training and extensive changes to our system of our internal financial reporting. There is no guarantee that we will be able to transition smoothly and maintain effective internal controls over the reporting process during this transition.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

No active market for our common stock exists or may develop, and you may not be able to resell your common stock at or above the initial public offering price.

Prior to this offering, there has been no public market on which our common stock could be traded. The initial public offering price of our common stock for this offering will be determined through negotiations between us and the representatives of the underwriters, and may not be indicative of the market price of our common stock following this offering. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NASDAQ Global Market or otherwise or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

Future sales of our common stock or securities convertible into our common stock may depress our stock price.

Sales of a substantial number of shares of our common stock or securities convertible into our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have                             outstanding shares of common stock, based on the number of shares outstanding as of September 30, 2013, that may be sold after the expiration of lock-up agreements at least 180 days after the date of this prospectus pursuant to Rule 144 or Rule 701 under the Securities Act of 1933, as amended, or the Securities Act, unless held by an affiliate of ours, as more fully described in the section entitled "Shares Eligible for Future Sale."

Moreover, we also intend to register all shares of common stock that we may issue after this offering under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described above and in the section entitled "Underwriting—No Sales of Similar Securities."

If a large number of shares of our common stock or securities convertible into our common stock are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our common stock and impede our ability to raise future capital.

Anti-takeover provisions in our charter documents and Delaware law might deter acquisition bids for us that you might consider favorable.

Our restated certificate of incorporation and restated bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions:

  •
  establish a classified board of directors so that not all members of our board are elected at one time;

  •
  authorize the issuance of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval, and which may include rights superior to the rights of the holders of common stock;

  •
  prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

  •
  provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws; and

  •
  establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing so as to cause us to take certain corporate actions you desire.

We qualify as an "emerging growth company" as defined in the JOBS Act and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We qualify as an "emerging growth company" as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including certain reduced financial statement reporting obligations, reduced disclosure obligations about our executive compensation arrangements, exemptions from the requirement that we solicit non-binding advisory votes on executive compensation or golden parachute arrangements, and exemption from the auditor's attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an "emerging growth company." We will remain an "emerging growth company" until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more, (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering, (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Because management has broad discretion as to the use of the net proceeds from this offering, you may not agree with how we use them, and such proceeds may not be applied successfully.

Our management will have considerable discretion over the use of proceeds from this offering. We intend to use the net proceeds from this offering to fund:

  •
  Phase 2 clinical trials for MicroCor hPTH(1-34) and Corplex Tamsulosin;

  •
  scale up of production capability for our MicroCor products;

  •
  formulation and development of our proprietary Corplex products;

  •
  MicroCor technology expansion;

  •
  the repurchase of shares of common stock pursuant to the recapitalization; and

  •
  working capital and general corporate purposes.

In addition, a portion of the net proceeds may also be used to acquire or license products, technologies or businesses. However, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock. You will be relying on the judgment of our management concerning these uses and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The failure of our management to apply these funds effectively could result in unfavorable returns and uncertainty about our prospects, each of which could cause the price of our common stock to decline.

We have never paid dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.

The continued operation and expansion of our business will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. We are also restricted from paying dividends under the SVB line and the term loan agreement with Capital Royalty. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend entirely on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "would," "could," "should," "intend," "expect," and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the "Risk Factors" section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations, market position, market opportunity and market size, is based on information from various sources, including independent industry publications. In presenting this information, we have also made assumptions based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets for our solutions. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although neither we nor the underwriters have independently verified the accuracy or completeness of any third-party information, we believe the market position, opportunity and market size information included in this prospectus is reliable and the conclusions contained in the third-party information are reasonable. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

 USE OF PROCEEDS

We estimate that our net proceeds from the sale of               shares of common stock in this offering will be approximately $                million, or approximately $                million if the underwriters exercise in full their option to purchase additional shares, assuming an initial public offering price of $               per share, which is the midpoint of the price range on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $               per share would increase (decrease) the net proceeds to us from this offering by $                million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of one million shares in the number of shares offered by us at the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions, by $                million.

The principal purpose of this offering is to create a public market for our common stock. We intend to use the net proceeds to us from this offering for Phase 2 clinical trials for MicroCor hPTH(1-34) and Corplex Tamsulosin; scale up of production capability for our MicroCor products; formulation and development of our proprietary Corplex products; advancement of our MicroCor technology; approximately $5.2 million for the repurchase of shares of common stock pursuant to the recapitalization described in more detail in "Related Party Transactions — Recapitalization;" and working capital and other general corporate purposes. We may also use a portion of the net proceeds from this offering to in-license, acquire, or invest in complementary businesses, technologies, products or assets. However, we have no current plan, commitments or obligations to do so.

Pending other uses, we intend to invest the proceeds in interest-bearing, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government, or hold as cash. We cannot predict whether the proceeds invested will yield a favorable return. Our management will have broad discretion in the application of the net proceeds we receive from our initial public offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors considers relevant. In addition, the SVB line and the term loan agreement with Capital Royalty restricts our ability to pay dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2013:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the following items that will occur immediately prior to the closing of this offering: (i) the automatic conversion of all outstanding shares of our convertible preferred stock into common stock, (ii) the related reclassification of the preferred stock warrant liability to additional paid-in capital upon the conversion of the shares of convertible preferred stock underlying the warrants that make up the liability, (iii) the conversion of our outstanding convertible and subordinated notes into 54,779,413 shares of common stock and the related reclassification of the subordinated note embedded derivative liability to additional paid-in capital, (iv) the repurchase of 10,885,884 shares from our founders, (v) the issuance of               shares of common stock upon the automatic net exercise of certain outstanding warrants, based on the assumed initial offering price of $               per share, the midpoint of the price range on the cover page this prospectus, and (vi) the amendment and restatement of our certificate of incorporation in connection with our initial public offering; and

  •
  on a pro forma as adjusted basis to give effect to (i) the pro forma adjustments set forth above and (ii) the issuance and sale by us of               shares of common stock in this offering at an assumed initial public offering price of $               per share, the midpoint of the price range on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The unaudited pro forma and pro forma as adjusted information below is illustrative only, and cash and cash equivalents, total stockholders' equity and total capitalization following the completion of our initial public offering will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing. You should read this table in conjunction with the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Capital Stock" and our financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2013
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(In thousands, except share and per share data)
Cash and cash equivalents	$13,581	$	$

Debt, current and long-term portions	63,685
Recall liability, current and long-term portions	4,832
Preferred stock warrant liability	560
Subordinated note embedded derivative liability	7,367
Convertible preferred stock, par value of $0.001 per share; 65,716,300 shares authorized; 36,034,900 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	57,261
Redeemable common stock, par value $0.001 per share, 3,514,252 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	3,224
Stockholders' deficit:
Preferred stock, par value of $0.001 per share; no shares authorized, issued or outstanding, actual; shares authorized, and no shares issued or outstanding, pro forma and pro forma as adjusted	—
Common stock, par value of $0.001 per share; 115,000,000 shares authorized and 22,514,144 shares issued and outstanding, actual; shares authorized, pro forma and pro forma as adjusted; shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	19
Additional paid-in capital	(26,696)
Accumulated deficit	(92,423)

Total stockholders' equity (deficit)	(119,100)

Total capitalization	$17,829	$	$

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $               per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by $           million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) cash or cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $           million, assuming the assumed initial public offering price remains the same and after deducting the underwriting discounts and commissions. If the underwriters' option to purchase additional shares is exercised in full, the pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders' equity and total capitalization would increase by approximately $           million, after deducting estimated underwriting discounts and commissions, and we would have               shares of our common stock issued and outstanding, pro forma as adjusted.

The table above excludes the following shares:

  •
  15,487,684 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2013, with a weighted-average exercise price of $0.22 per share;

  •
  1,576,470 shares of common stock issuable upon the exercise of warrants to purchase convertible preferred stock that were outstanding as of September 30, 2013, with a weighted-average exercise price of $0.92 per share, that do not expire upon the completion of this offering;

  •
  82,000 shares of common stock issuable upon the exercise of warrants to purchase common stock that were outstanding as of September 30, 2013, with a weighted-average exercise price of $0.01 per share, that do not expire upon the completion of this offering;

  •
                 shares of our common stock which are reserved for future issuance under our 2014 Equity Incentive Plan, which will become effective in connection with this offering; and

  •
  2,508,950 shares of common stock available for future issuance as of September 30, 2013 under our 2012 Equity Incentive Plan, which will be added to the shares reserved for issuance under the 2014 Equity Incentive Plan in connection with this offering.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after our initial public offering.

Our pro forma net tangible book value as of September 30, 2013 was $                million, or $               per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of September 30, 2013, after giving effect to the following items that will occur immediately prior to the closing of this offering: (i) the automatic conversion of all outstanding shares of our convertible preferred stock into common stock, (ii) the related reclassification of the preferred stock warrant liability to additional paid-in capital upon the conversion of the shares of convertible preferred stock underlying the warrants that make up the liability, (iii) the conversion of our outstanding convertible and subordinated notes into 54,779,413 shares of common stock and the related reclassification of the subordinated note embedded derivative liability to additional paid-in capital, (iv) the repurchase of 10,885,884 shares from our founders, and (v) the issuance of               shares of common stock upon the automatic net exercise of certain outstanding warrants, based on the assumed initial offering price of $               per share, the midpoint of the price range on the cover page this prospectus.

After giving effect to our sale in our initial public offering of               shares of common stock at an assumed initial public offering price of the common stock of $               per share, the midpoint of the price range on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2013 would have been $                million, or $               per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $               per share to our existing stockholders and an immediate dilution of $               per share to investors purchasing shares in our initial public offering.

The following table illustrates this per share dilution.

Assumed initial offering price per share		$
Pro forma net tangible book value per share as of September 30, 2013	$
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in our initial public offering

Pro forma as adjusted net tangible book value per share after our initial public offering

Dilution in pro forma net tangible book value per share to investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $               per share would increase (decrease) our pro forma as adjusted net tangible book value per share after our initial public offering by $               , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions payable by us. Each increase of one million shares in the number of shares offered by us would increase our pro forma as adjusted net tangible book value per share, and decrease the dilution per share to investors in this offering, by $               per share. Each decrease of one million shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value per share, and increase the dilution per share to investors in this offering, by $               per share.

If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book value per share after giving effect to our initial public offering would be $               per share, and the

dilution in pro forma net tangible book value per share to investors in our initial public offering would be $               per share.

The following table summarizes, on the pro forma as adjusted basis as described above, as of September 30, 2013, the differences between the number of shares of our common stock purchased from us, the total cash consideration paid and the average price per share paid by our existing stockholders and by our new investors purchasing shares in our initial public offering at the assumed initial public offering price of the common stock of $               per share, the midpoint of the price range on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders				$			$
New investors

Total			%	$		%

A $1.00 increase (decrease) in the assumed initial public offering price of $               per share would increase (decrease) total consideration paid by new investors by $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own          % and our new investors would own          % of the total number of shares of our common stock outstanding after our initial public offering.

The above table and discussions are based on               shares of our common stock outstanding as of September 30, 2013 on the pro forma as adjusted basis described above, and exclude the following shares:

  •
  15,487,684 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2013, with a weighted-average exercise price of $0.22 per share;

  •
  1,576,470 shares of common stock issuable upon the exercise of warrants to purchase convertible preferred stock that were outstanding as of September 30, 2013, with a weighted-average exercise price of $0.92 per share, that do not expire upon the completion of this offering;

  •
  82,000 shares of common stock issuable upon the exercise of warrants to purchase common stock that were outstanding as of September 30, 2013, with a weighted-average exercise price of $0.01 per share, that do not expire upon the completion of this offering;

  •
                 shares of our common stock which are reserved for future issuance under our 2014 Equity Incentive Plan, which will become effective in connection with this offering; and

  •
  2,508,950 shares of common stock available for future issuance as of September 30, 2013 under our 2012 Equity Incentive Plan, which will be added to the shares reserved for issuance under the 2014 Equity Incentive Plan in connection with this offering.

To the extent that any outstanding options or warrants are exercised, new investors will experience further dilution.

SELECTED FINANCIAL DATA

The following selected statement of operations data for fiscal 2012 and 2013 and the balance sheet data as of September 30, 2012 and 2013 have been derived from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following selected financial data below in conjunction with the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

	Year Ended September 30,
	2012	2013
	(In thousands, except share and per share data)
Statement of Operations Data:
Revenues:
Product revenues	$35,716		$38,704
Contract research and development revenues	6,838		10,750
Other revenues	306		816

Total revenues	42,860		50,270
Costs and operating expenses:
Cost of product revenues	24,360		24,828
Cost of contract research and development revenues	10,244		11,856
Research and development expenses	3,966		5,496
General and administrative expenses	4,645		6,525
Amortization of intangible assets	512		541
Gain on disposal and sale and leaseback of equipment	(57)		(177)

Total costs and operating expenses	43,670		49,069

Income (loss) from operations	(810)		1,201
Interest income	4		9
Interest expense	(5,247)		(7,705)
Change in fair value of preferred stock warrant liability	21		(14)
Change in fair value of subordinated note embedded derivative liability	—		(7,367)
Other income	582		—

Loss before income taxes	(5,450)		(13,876)
Income tax benefit (expense)	7		(1)

Net loss and comprehensive loss	$(5,443)		$(13,877)

Net loss attributable to common stockholders, basic and diluted(1)	$(5,443)		$(13,877)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(0.24)		$(0.62)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(1)	22,227,342		22,452,114

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		$

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2) :

(1)
See Note 14 to our audited financial statements for an explanation of the method used to calculate basic and diluted net loss and pro forma net income (loss) per share attributable to common stockholders and the weighted average number of shares used in the computation of the per share amounts.

	As of September 30, 2013
	2012	2013
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$12,245	$13,581
Working capital	11,102	8,594
Total assets	37,202	44,022
Preferred stock warrant liability	546	560
Subordinated note embedded derivative liability	—	7,367
Deferred contract revenues, current and long-term portions	5,479	5,800
Debt, current and long-term portions	54,330	63,685
Recall liability, current and long-term portions	5,000	4,832
Convertible preferred stock	57,261	57,261
Redeemable common stock	3,224	3,224
Total stockholders' deficit	(106,346)	(119,100)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled "Selected Financial Data" and the financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled "Risk Factors" included elsewhere in this prospectus. Our fiscal year ends September 30. Throughout this discussion and analysis, references to "fiscal" refer to the years ended September 30.

Company Overview

We are a commercial stage biopharmaceutical company focused on the development, manufacture and commercialization of specialty pharmaceutical products that leverage our broad experience in transdermal and transmucosal delivery systems. Together with our partners, we have successfully developed six marketed products in the prescription drug and consumer markets, and we are the sole commercial supplier of each of those products for our marketing partners. These marketed products are Clonidine Transdermal Delivery System, or TDS, Fentanyl TDS and four Crest Advanced Seal Whitestrips products. We use our novel transdermal and transmucosal approaches to bring new products to markets with significant opportunities. Our development platforms enable transdermal delivery of large molecules, or biologics, including vaccines, peptides and proteins, as well as small molecules that are otherwise difficult to deliver in a transdermal dosage form. Our pipeline includes three partnered products that are the subject of pending drug marketing applications to the U.S. Food and Drug Administration, or FDA. In addition, we have 12 partner- or self-funded programs at earlier stages.

Since 1999, we have built significant know-how and experience in the development, scale-up and manufacture of complex specialty products and have formed relationships with our partners that include both the development of new product formulations and our manufacture of the resulting products. All of our current products are distributed, promoted and marketed by our partners. Our partners include The Procter & Gamble Company, or P&G, Par Pharmaceutical, Inc., Teva Pharmaceuticals USA, Inc. and Agile Therapeutics, Inc., as well as several other multinational pharmaceutical companies. Each of these entities has substantially greater financial and operating resources than we do, including global operations. We have never had, nor do we currently have, our own sales force or marketing capabilities. We do not control the market prices that our marketing partners set for our products and, consequently, we do not control the market shares or rates of adoption for our products.

Our partnership with P&G began in 2005 with the development of Crest Whitestrips, which P&G commercially launched in 2009. P&G currently sells Whitestrips throughout North America. In fiscal 2013, our total revenues from P&G were $11.8 million.

Our partnership with Teva began in 2004, with Teva's predecessor, Barr Laboratories. Together with Barr, we developed Clonidine TDS, which Teva commercially launched in 2010. Teva currently sells Clonidine TDS throughout North America and in fiscal 2013, our total revenues from Teva were $16.7 million.

Our partnership with Par is the result of an FTC-mandated divestiture of the product from Actavis, Inc. in connection with the merger with Watson Pharmaceuticals. We began the development of Fentanyl TDS with Abrika LLLP in May 2002, and Abrika was subsequently acquired by Actavis in 2007. Actavis commercially launched Fentanyl TDS in 2007. Par currently sells Fentanyl TDS throughout the United States and in fiscal 2013, our total revenues to Par were $16.6 million.

In addition to commercialized products, we have a number of products in late stages of development. The most advanced clinical stage product in our pipeline is AG200-15, which is in Phase 3 development by our partner Agile. AG200-15 is a combined hormonal contraceptive patch designed to deliver two hormones, ethinyl estradiol and levonorgestrel, at levels comparable to low-dose oral contraceptives, through the skin in an easy-to-use format over seven days. Agile has filed an NDA for approval of this product, and is preparing to conduct an additional Phase 3 clinical trial based on guidance from the FDA. We estimate the market for this product could exceed $1 billion annually in the United States based in part on sales of earlier generation contraceptive patches, including Johnson & Johnson's Ortho Evra patch.

We are developing two additional products utilizing our proprietary technologies that we plan to advance into Phase 2 trials in 2014 and 2015. MicroCor hPTH(1-34) utilizes our MicroCor technology to deliver parathyroid hormone, a peptide for treating osteoporosis that is currently available only in a refrigerated injectable form. Corplex Tamsulosin is a patch we are developing to deliver tamsulosin to patients with benign prostate hyperplasia. It is designed to deliver a controlled dose over several days and to reduce side effects compared to currently marketed products. We are not aware of any FDA-approved transdermal systems for delivering either hPTH(1-34) or tamsulosin.

We have not been profitable since fiscal 2005 and, as of September 30, 2013, had an accumulated deficit of $92.4 million. We incurred net losses of $5.4 million and $13.9 million in the fiscal years 2012 and 2013, respectively. We expect to continue to incur net operating losses for at least the next several years as we advance our products through clinical development, seek regulatory approval, prepare for and, if approved, proceed to further commercialization, expand our operations and facilities, and grow in new and existing markets, territories, and industries. We will need substantial additional funding to support our operating activities. Adequate funding may not be available to us on acceptable terms, or at all. Our failure to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on our business, results of operations, or financial condition.

Components of Statements of Operations

Revenues

During fiscal 2012 and 2013, we recognized revenues in three categories: product revenues, contract research and development revenues, and other revenues.

Product revenues represented 83% and 77% of our total revenues during fiscal 2012 and 2013, respectively. Product revenues consist of product sales, royalties and profit sharing from products that have been commercialized and are sold by our partners. Clonidine TDS, Fentanyl TDS and Crest Whitestrips make up the significant majority of our product revenues. Our product revenues from Clonidine TDS in fiscal 2013 were higher than historic levels, primarily as a result of Teva's increased market share resulting from a major competitor's diminished ability to supply its product for seven months during the year. We expect our product revenues from Clonidine TDS during fiscal 2014 to be significantly lower than they were during fiscal 2013, as this competitor resumed supply at historic levels. In addition, we expect our product revenues from Fentanyl TDS to continue to decline significantly in fiscal 2014, particularly in the first half of fiscal 2014. Based on currently available information, we anticipate that this decline will stabilize in the second half of fiscal 2014. We expect that once this stabilization has occurred, our product revenues from sales of Fentanyl TDS to Par may begin to increase in the fourth quarter of fiscal 2014.

We also generate contract research and development revenues from agreements for the research, development and commercialization of our products. The terms of the agreements include nonrefundable upfront payments, partial or complete reimbursement of research and development costs and milestone payments. Contract research and development revenues are primarily derived from our development activities related to AG200-15, Crest Whitestrips and a product currently in the late stages of development. We believe contract research and development revenues will continue to grow as we further develop existing products and as we continue to add new products with partners.

Other revenues consists primarily of income derived from our arrangements with our partners, whereby a portion of the revenues received under these agreements relates to rental income from embedded leases associated with these relationships. Other revenues have not been and are not expected to be a significant portion of our revenues.

Cost of Product Revenues

The primary components of our cost of product revenues are materials, personnel costs, depreciation, facilities costs, other overhead costs, and infrastructure expenses associated with the manufacturing of our products. Our manufacturing overhead costs are significant, and are currently allocated among our products at rates consistent with current unit production volumes. As the number of units we manufacture rises, our overhead costs should rise less rapidly due to efficiencies of scale, resulting in less costs of producing these higher product volumes. Conversely, if total unit volumes fall, as we expect to be the case in fiscal 2014, the costs of product revenues, measured as a percentage of product revenues, will rise as we lose economies of scale.

Cost of Contract Research and Development Revenues

We incur expenses related to our contract research and development revenues from our partner agreements. These expenses consist primarily of personnel costs, materials and supplies passed through to our partners, and overhead costs. We expense all contract research and development costs, including costs to be subsequently reimbursed under development contracts, in the periods in which they are incurred. Our costs of contract research and development will fluctuate depending on the timing and stage of our various partner arrangements. In certain cases, contract research and development costs exceed contract research and development revenues for those agreements, and will not be profitable. We enter into certain research and development arrangements that we do not expect to be profitable because we expect that the long-term benefits of those arrangements outweigh the short-term costs. Furthermore, we recently, and expect to continue to, enter into other research and development arrangements in which we will be sharing the costs of development with our partner resulting in our costs exceeding our revenues on these projects.

Research and Development Expenses

Research and development expenses include costs incurred to develop our transdermal drug delivery products. These costs consist of personnel costs, materials and supplies, overhead and facility costs, preclinical and non-clinical development costs, clinical trial and related clinical manufacturing costs, contract services, and other outside costs. We expense all research and development expenses in the periods in which they are incurred. We expect our research and development expenses will increase in absolute dollars in future periods as we continue to invest in research and development activities related to further clinical development of MicroCor hPTH(1-34) for Osteoporosis and Corplex Tamsulosin for BPH and other projects related future development.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, including stock-based compensation, for employees in our administration, finance, business development, human resources and information technology functions. Other expenses include professional fees for accounting and legal services and costs of consultants and other outside services. We expect that our general and administrative expenses will increase with the growth in our revenues and the continued development of our product pipeline, and will increase significantly as we begin to operate as a public company after the completion of this offering.

Interest Income

Interest income consists primarily of interest earned on our cash and cash equivalents balances.

Interest Expense

Interest expense primarily consists of the interest charges associated with our convertible notes, subordinated note, term loan agreement, and capital lease obligations, some of which are paid periodically in cash and others of which accrue without cash payments until maturity. For further discussion see "— Liquidity and Capital Resources — Description of Certain Indebtedness."

Change in Fair Value of Preferred Stock Warrant Liability

Our outstanding convertible preferred stock warrants are classified as liabilities on our balance sheets at fair value as we determined them to be derivative instruments because they contain antidilution provisions that protect the holders from certain future equity issuances at prices below the original issue price of the underlying security. We remeasure the convertible preferred stock warrants to fair value at each balance sheet date with the corresponding gain or loss from the adjustment recorded in the statements of operations and comprehensive loss. We will continue to adjust the liability for changes in fair value until the earliest of the exercise or expiration of the warrant, conversion of underlying convertible preferred stock into common stock and the removal of the antidilution protection.

Change in Fair Value of Subordinated Note Embedded Derivative Liability

Our outstanding subordinated note contains a provision that provides for the payment of an additional 100% principal payment to the holder upon a sale of our company or substantially all of our assets. This provision is considered an embedded derivative which is remeasured to fair value at each balance sheet date with the corresponding gain or loss from the adjustment recorded in the statements of operations and comprehensive loss. We will continue to adjust the liability for changes in fair value until the earlier of settlement or termination of this provision or the underlying subordinated note.

Other Income

Other income consists primarily of a gain recognized from the settlement of the costs associated with the product recalls with one of our partnered products. See Note 12 of our financial statements included elsewhere in this prospectus for more information about this settlement.

Income Tax Benefit (Expense)

Our income tax benefit (expense) has not been historically significant to our business as we have primarily incurred losses from 2006 through fiscal 2013. As of September 30, 2013, we had federal and state net operating loss carryforwards of $63.2 million and $12.0 million, respectively, for which we have provided a full valuation allowance (as it is not more likely than not that we will realize the benefit of such net operating losses). The federal net operating loss carryforwards expire at various dates beginning in 2026 and the state net operating loss carryforwards expire at various dates beginning in 2017.

Results of Operations

The following table sets forth each of our costs and operating expenses as a percentage of our total revenues:

	Year Ended September 30,
	2012	2013
Percentage of Revenues
Total revenues	100%	100%
Costs and operating expenses:
Cost of product revenues	57	49
Cost of contract research and development revenues	24	24
Research and development expenses	9	11
General and administrative expenses	11	13
Amortization of intangible assets	1	1
Gain on disposal and sale and leaseback of equipment	*	*

Total costs and operating expenses	102%	98%

*
Less than 0.5% of revenues

Comparison of Fiscal 2012 and 2013

Revenues

	Year Ended September 30,		2012 to 2013
	2012	2013	$ Change	% Change
	(Dollars in thousands)
Revenues:
Product revenues	$35,716	$38,704	$2,988	8%
Contract research and development revenues	6,838	10,750	3,912	57
Other revenues	306	816	510	167

Total revenues	$42,860	$50,270	$7,410	17%

Product revenues increased $3.0 million, or 8%, in fiscal 2013 compared to fiscal 2012 primarily as a result of a $2.8 million increase in product revenues of Crest Whitestrips as P&G continues to expand the customer base for this product and a $2.7 million increase in product revenues of Clonidine TDS, primarily as a result of Teva's increased market share resulting from a major competitor's diminished ability to supply its product for seven months during the year. These increases were partially offset by a $1.3 million decrease in product revenues from sales to one of our partners on a consumer product, with whom we terminated our relationship during fiscal 2013, and a $1.3 million decrease in product revenues from sales of Fentanyl TDS during fiscal 2013, primarily in the fourth quarter, as we began experiencing a weakening in demand. We expect our product revenues from Fentanyl TDS to continue to decline throughout fiscal 2014, particularly in the first half of the fiscal year, based on information provided by Par. In addition, we expect our product revenues from Clonidine TDS during fiscal 2014 to be lower than they were during fiscal 2013, as this competitor resumed supply at historic levels.

Contract research and development revenues increased $3.9 million, or 57%, in fiscal 2013 compared to fiscal 2012, generally as a result of the increased number of products in development and increased pass-through costs of third-party vendors, such as materials and supplies. More specifically, the increase was primarily the result of a $2.5 million increase in these revenues related to our motion sickness patch, $1.3 million increase in these revenues related to AG200-15 and a $1.1 million increase in these revenues related to Crest Whitestrips and beauty products. These increases were partially offset by a $0.5 million decrease in contract research and development revenues from a partnered development program which was temporarily placed on hold during fiscal 2013. Our partner restarted the development of this product in the fourth quarter of fiscal 2013.

Cost of Product Revenues

	Year Ended September 30,		2012 to 2013
	2012	2013	$ Change	% Change
	(Dollars in thousands)
Cost of product revenues	$24,360	$24,828	$468	2%

Cost of product revenues increased $0.5 million, or 2%, in fiscal 2013 compared to fiscal 2012 primarily as a result of a $0.2 million increase in direct and indirect overhead costs and a $0.2 million increase in materials costs associated with the increase in product revenues.

Cost of Contract Research and Development Revenues

	Year Ended September 30,		2012 to 2013
	2012	2013	$ Change	% Change
	(Dollars in thousands)
Cost of contract research and development revenues	$10,244	$11,856	$1,612	16%

Cost of contract research and development revenues increased $1.6 million, or 16%, in fiscal 2013 compared to fiscal 2012 primarily due to a $1.7 million increase in materials, supplies and ancillary equipment costs that we incurred and passed through generally at our cost to our partners as revenues in fiscal 2013 related to certain agreements.

Research and Development Expenses

	Year Ended September 30,		2012 to 2013
	2012	2013	$ Change	% Change
	(Dollars in thousands)
Research and development expenses	$3,966	$5,496	$1,530	39%

Research and development expenses increased $1.5 million, or 39%, in fiscal 2013 compared to fiscal 2012 primarily due to continued research and development activities related to our MicroCor technology. This increase was primarily due to a $1.1 million increase in personnel costs and a $0.7 million increase in overhead costs. These increases were partially offset by a $0.4 million decrease in out-of-pocket costs associated with specific projects.

General and Administrative Expenses

	Year Ended September 30,		2012 to 2013
	2012	2013	$ Change	% Change
	(Dollars in thousands)
General and administrative expenses	$4,645	$6,525	$1,880	40%

General and administrative expenses increased $1.9 million, or 40%, in fiscal 2013 compared to fiscal 2012 primarily due to a $1.9 million increase in salaries, benefits and bonuses as we began implementing an employee bonus plan and hiring additional personnel in preparation for being a public reporting company, along with a $0.5 million increase in directors' fees, travel costs, and outside consulting and other services costs. These increases were offset by a decrease of $0.5 million in product liability costs associated with Fentanyl TDS.

Interest Expense

	Year Ended September 30,		2012 to 2013
	2012	2013	$ Change	% Change
	(Dollars in thousands)
Interest expense	$(5,247)	$(7,705)	$(2,458)	47%

Interest expense increased $2.5 million, or 47%, in fiscal 2013 compared to fiscal 2012 primarily due to increased borrowing under our term loan agreement with Capital Royalty. We drew down $29.0 million and $6.0 million under this agreement in August 2012 and December 2012, respectively.

Change in fair value of subordinated note embedded derivative liability

	Year Ended September 30,		2012 to 2013
	2012	2013	$ Change	% Change
	(Dollars in thousands)
Change in fair value of subordinated note embedded derivative liability	$—	$(7,367)	$(7,367)	nm

We recorded a change in fair value of subordinated note embedded derivative liability of $7.4 million in fiscal 2013 due to the increased probability of a qualifying transaction that would trigger payment of an additional amount equal to the outstanding principal under the subordinated note.

Liquidity and Capital Resources

Since fiscal 2006, we have incurred losses from operations. Only recently have we had positive cash flows from our operations. For fiscal 2013, we incurred a net loss of $13.9 million and used $1.0 million of cash from operating activities. As of September 30, 2013, we had working capital of $8.6 million and an accumulated deficit of $92.4 million. Our principal sources of liquidity as of September 30, 2013 were cash and cash equivalents totaling $13.6 million. We hold our cash and cash equivalents in a variety of interest-earning instruments, including investments backed by U.S. government agencies, corporate debt securities and money market accounts. Since our inception, we have financed our operations primarily with the net proceeds of $28.5 million from the sale of our convertible preferred stock, excluding the $3.0 million of cash received from our acquisition of StrataGent Life Sciences in 2007 and $105.8 million from borrowings under various debt arrangements, including lines of credit.

Plan of Operations and Future Funding Requirements

Our recurring operating losses raise substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended September 30, 2013 with respect to this uncertainty. Our ability to continue as a going concern will require us to obtain additional financing to fund our operations. We believe that the net proceeds from this offering and our existing cash and cash equivalents, together with interest thereon and our existing line of credit, will be sufficient to fund our operations through at least the next 12 months. We have based these estimates, however, on assumptions that may prove to be wrong, and we could spend our available financial resources much faster than we currently expect. Further, we may need to raise additional capital following this offering to fund our operations and continue to support our planned research and development and commercialization activities. The sale of additional equity securities would result in additional dilution to our stockholders and those securities may have rights senior to those of our common stock. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all.

If we are unable to raise additional capital when required or on acceptable terms, we may be required to significantly delay, scale back or discontinue one or more of our product development programs or commercialization efforts, or other aspects of our business plan. We also may be required to relinquish, license or otherwise dispose of rights to products or product candidates that we would otherwise seek to commercialize or develop ourselves on terms that are less favorable than might otherwise be available. In addition, our ability to achieve profitability or to respond to competitive pressures would be significantly limited.

Description of Certain Indebtedness

Our line of credit with our commercial bank, Silicon Valley Bank, or our SVB line, matures on August 31, 2014. The SVB line provides for borrowings up to $6.0 million and is collateralized by a first security interest in cash, accounts receivable, and inventory, as well as a secondary interest in all of our assets. Advances under the line of credit are based on 80% of our eligible accounts receivable. The SVB line bears interest at the bank's prime rate, which was 4.25% as of September 30, 2013, and provides for a minimum monthly interest charge of $5,000. The SVB line contains a minimum monthly liquidity covenant of $2.0 million of net cash on deposit with Silicon Valley Bank, with which we were in compliance as of September 30, 2013.

Our $35 million term loan agreement with Capital Royalty requires interest to be paid quarterly at a simple annual rate of 15%, and all outstanding principal be repaid in four equal quarterly payments beginning September 30, 2016 and ending on June 30, 2017. Pursuant to the agreement, we plan to continue deferring cash payment of 3.5% on the outstanding principal from the first 11 quarterly interest payments by converting that portion of the interest otherwise due into additional notes. As of September 30, 2013, the principal amount outstanding under the term loan agreement was $36.4 million. The amounts outstanding under the term loan agreement are collateralized by all of our assets and the agreement provides for a prepayment penalty if we choose to repay principal prior to maturity, or upon other specified events, including a change of control. The agreement provides for financial covenants for quarterly minimum revenues, beginning September 30, 2014 and minimum liquidity of $4.0 million, with which we were in compliance as of September 30, 2013. We refer to the term loan agreement with Capital Royalty and the SVB line collectively as our senior debt.

In June and November 2008, we entered into certain note and warrant purchase agreements pursuant to which we issued to certain investors, including Essex Woodlands, one of our principal stockholders, secured convertible promissory notes with an aggregate principal amount of $20.0 million, $10.0 million of which we repaid in August 2012. The amounts outstanding under the convertible notes are collateralized by a security interest in all of our assets, subordinated to the interests of our senior debt. In September 2012, we amended and restated these notes and delivered to the noteholders new amended and restated secured convertible promissory notes with aggregate remaining principal amounts of $10.0 million, which mature on July 1, 2017. We refer to these as our convertible notes. Interest accrues on these convertible notes at a rate of 10% per annum, and pursuant to an intercreditor agreement, we are not permitted to pay interest on these notes until maturity.

In May 2009, we entered into a note purchase agreement pursuant to which we issued to Essex Woodlands a subordinated secured promissory note with an aggregate principal amount of $13.0 million. The amount outstanding under the subordinated note is collateralized by a security interest in all of our assets, subordinated to the interests of our senior debt. In September 2012, we amended and restated this note and delivered to Essex Woodlands a new amended and restated subordinated secured promissory note with the same aggregate principal amount, which matures on July 1, 2017. We refer to this as our subordinated note. Interest accrues at a rate of 5% per annum, and pursuant to an intercreditor agreement, we are not permitted to pay interest on this note until maturity. This subordinated note provides for an additional payment equal to 100% of the principal amount of the note to the holder upon a sale of our company or substantially all of our assets.

The aggregate principal amounts and accrued interest of $18.9 million and $15.7 million under the convertible notes and the subordinated note, as of September 30, 2013, will be converted into shares of our capital stock in connection with the recapitalization described in "Related Party Transactions—Recapitalization."

We also have several other credit facilities under which we have borrowed funds, including capital leases for equipment purchases, notes payable with lessors for tenant improvements made to leased facilities, and notes payable used to fund the annual insurance premium for our product liability policies. See Note 6 of the notes to the financial statements for further details.

In connection with certain of our partner arrangements, our partners purchase equipment that we use in the production of their products. This reduces our need for financing and lowers the cost of manufacturing these products for these partners, but also limits our ability to use this equipment for other partners' products.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended September 30,
	2012	2013
	(In thousands)
Cash provided (used) by operating activities	$40	$(982)
Cash used in investing activities	(2,360)	(7,939)
Cash provided by financing activities	13,992	10,257

Cash Flows from Operating Activities

Cash used by operating activities for fiscal 2013 was $1.0 million and was primarily driven by cash provided by adjustments in our working capital accounts and our net loss adjusted for non-cash items. The net loss of $13.9 million reflects non-cash charges of $7.4 million related to the change in fair value of the subordinated debt embedded derivative, $1.9 million of property and equipment depreciation, $0.5 million in amortization of intangible assets, $0.5 million in amortization of the debt discount and issuance costs, and $0.3 million of stock-based compensation. The $2.3 million increase in net operating assets was primarily due to a $1.7 million increase in non-cash interest associated with our convertible and subordinated notes. These increases were partially offset by a $0.9 million decrease in accounts payable.

Cash provided by operating activities for fiscal 2012 was $40,000 and was primarily driven by cash provided by adjustments in our working capital accounts and our net loss of $5.4 million adjusted for certain non-cash items. The net loss includes non-cash charges of $2.0 million for property and equipment depreciation, $0.5 million in amortization of intangible assets, $1.0 million in amortization of the debt discount and issuance costs, and $3.0 million in non-cash consideration associated with the settlement of our liability to Actavis related to a product recall. The $5.6 million increase in net operating assets was primarily due to a $0.9 million decrease in accounts receivable, a $3.2 million increase in accrued interest payable and a $3.5 million increase in deferred contract revenues, resulting from payments received from partners under development agreements, including $2.8 million from Agile in connection with the buildout of the commercial manufacturing facility, partially offset by a $1.3 million decrease in accounts payable.

Cash Flows from Investing Activities

Cash used in investing activities for fiscal 2013 was $7.9 million, consisting primarily of capital expenditures of $7.2 million for equipment and leasehold improvements to support operations and expenditures of $0.7 million relating to acquisition of patents and licensing rights.

Cash used in investing activities for fiscal 2012 was $2.4 million, consisting primarily of capital expenditures of $1.9 million for equipment to support operations and expenditures of $0.5 million relating to acquisition of patents and licensing rights.

For fiscal 2014, we expect to invest approximately $6.0 million in capital equipment and leasehold improvements.

Cash Flows from Financing Activities

Cash provided by financing activities for fiscal 2013 was $10.3 million, consisting of $7.2 million in proceeds from borrowings, including $6.0 million drawn under our term loan agreement, a $2.3 million increase from proceeds under capital leases and $5.8 million of drawdowns under our SVB line. These increases were partially offset by our repayment of $3.5 million under our SVB line, $1.4 million on principal of our long-term debt and capital lease obligations

Cash provided by financing activities for fiscal 2012 was $14.0 million consisting primarily of $36.5 million in net proceeds from long-term debt financings, including $29.0 million drawn under our term loan agreement, and $24.7 million of drawdowns from our then existing line of credit. These increases were partially offset by our repayment of $26.3 million under our then existing line of credit, $10.0 million of principal on convertible notes and $9.3 million of principal on our long-term debt and capital lease obligations as well as payment of $1.7 million for transaction costs related to our long-term debt. We used a portion of the proceeds from our term loan agreement to repay $10.0 million of our convertible notes and $4.8 million of other long-term debt.

Contractual Obligations and Other Commitments

The following table summarizes our contractual obligations as of September 30, 2013:

	Payments Due by Period
Contractual Obligations:	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(In thousands)
Total debt obligations	$4,330	$9,219	$49,762	$374	$63,685
Interest on total debt obligations	7,229	15,028	6,561	64	28,882
Operating lease obligations	974	1,366	1,210	4,276	7,826
Capital lease obligations	1,029	1,579	72	—	2,680

Total contractual obligations	$13,562	$27,192	$57,605	$4,714	$103,073

The table above excludes a recall liability of $4.8 million as of September 30, 2013 relating to a settlement reached with Actavis for Fentanyl TDS. See Note 12 of the notes to the financial statements.

In addition, the table above also excludes any potential payments resulting from the provision in our subordinated debt that provides for the payment of an additional 100% principal payment to the holders upon a sale of our company or a sale of substantially all of our assets. The table also above excludes payments in kind on the term loan agreement and interest on the subordinated and convertible notes. See Note 6 of the notes to the financial statements.

As of September 30, 2013, we had outstanding commitments to acquire $0.4 million of capital equipment.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Segment Information

We have one business activity and operate in one reportable segment.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities as follows:

Interest Rate Risk

We had cash and cash equivalents and short-term investments of $13.6 million as of September 30, 2013. Our cash and cash equivalents are held in a variety of interest-earning instruments, including investments backed by U.S. government agencies, corporate debt securities and money market accounts. Such interest-earning instruments carry a degree of interest rate risk. To date, fluctuations in interest income have not been significant. We also had total outstanding debt of $63.7 million as of September 30, 2013, of which $4.3 million is due within 12 months. Amounts outstanding under our SVB line carry a variable interest rate. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our financial statements.

The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Due to the short-term nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates.

Critical Accounting Polices and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable. In many instances, we could have reasonably used different accounting estimates, and in other instances changes in the accounting estimates are reasonably likely to occur from period-to-period. Actual results could differ significantly from our estimates. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving our judgments and estimates.

Revenue Recognition

We generate revenues from agreements for the development and commercialization of our products. The terms of these agreements may include nonrefundable upfront payments, partial or complete reimbursement of research and development costs, milestone payments, product sales, profit sharing, and royalties. These multiple element arrangements are analyzed to determine whether the deliverables can be separated or whether they must be accounted for as a single unit of accounting. This determination is generally based on whether any deliverable has stand-alone value to the customer. This analysis also establishes a selling price hierarchy for determining how to allocate arrangement consideration to identified units of accounting. The selling price used for each unit of accounting will be based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific nor third-party evidence is available.

We recognize revenues when the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred; the price is fixed or determinable; and collectability is reasonably assured. During fiscal 2012 and 2013, we recognized revenues from the sale of products, related royalties and profit sharing on our partners' sales of our products as well as, from contract research and development activities, and from other revenues.

Product revenues make up a majority of our total revenues during fiscal 2012 and 2013, comprising 83% and 77% of total revenues, respectively. Product revenues consist of product sales, royalties and profit sharing we receive from our marketing partners.

We generally recognize revenues from product sales as products are shipped and title and risk of loss passes to the marketing partner. We have royalty and profit sharing agreements pursuant to which we earn revenues based on the amount of product sold, on the amount of profits earned by our marketing partners' sales of such products. We generally recognize royalty and profit sharing revenues at the time our marketing partners report product sales to us.

Typically, we have not granted licenses to partners at the beginning of our development arrangements and, thus, there are no delivered items separate from the research and development services provided. As such, upfront payments are recorded as deferred revenues in the balance sheet and are recognized as contract research and development revenues over the estimated period of performance that is consistent with the terms of the research and development obligations contained in the respective agreements.

We generally recognize revenues related to research and development funding received as the related services or activities are performed in accordance with the contract terms. To the extent that agreements specify services are to be performed on a cost-plus basis, revenues are recognized as services are rendered. Such work is generally billed on a monthly basis for time incurred at specified rates in the agreements. To the extent that agreements specify services to be performed on a fixed-price basis, revenues are recognized consistent with the pattern of the work performed. Generally, all of our agreements provide for reimbursement to us of our third-party expenses, and we bill for such reimbursable expenses as revenues as they are incurred.

We use the milestone method for recognizing revenues in agreements with contingent payments. Under the milestone method, a payment that is contingent upon the achievement of a substantive milestone is recognized in its entirety in the period in which the milestone is achieved.

Impairment of Long-Lived Assets

We assess the impairment of long-lived assets, such as property and equipment subject to depreciation and amortization, when events or changes in circumstances indicate that their carrying amount may not be recoverable. Among the factors and circumstances we considered in determining recoverability are: (i) a significant adverse change in the extent to which, or manner in which, a long-lived asset is being used or in its physical condition; (ii) a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, including an adverse action or assessment by a regulator; (iii) an accumulation of costs significantly in excess of the amount originally expected; and (iv) current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. We did not record any impairment losses during fiscal 2012 and 2013.

Convertible Preferred Stock Warrants

We account for certain warrants to purchase shares of our convertible preferred stock as liabilities at fair value as we have determined that some of these warrants are derivative instruments because they contain antidilution provisions that protect the holders from certain equity issuances at a prices below the original issue price of the underlying security. We remeasure these warrants to fair value at each balance sheet date, and recognize any change in the fair value as a change in the warrant liability in our statements of operations. We estimated the fair value of these warrants at the respective balance sheet dates using the Option Pricing Model in fiscal 2012, and the Probability-Weighted Expected Return Model in fiscal 2013. We use a number of assumptions to estimate the fair value including the likelihood of various scenarios, the expected volatility and the fair value of the underlying stock under each scenario.

These assumptions are inherently subjective, and the fair value of these warrants may have differed significantly had we used different assumptions. We will continue to adjust this warrant liability for changes in fair value until the earliest of an exercise or expiration of the warrants, the conversion of underlying convertible preferred stock into common stock, and the removal of the antidilution protection.

Subordinated Note Embedded Derivative Liability

During fiscal 2009, we issued a subordinated note in the aggregate principal amount of $13.0 million. This subordinated note contains a provision that provides for the payment of an additional payment equal to 100% of the principal amount of the note to the holder upon a sale of our company or substantially all of our assets. This provision was determined to be an embedded derivative requiring bifurcation and separate accounting. The embedded derivative liability is remeasured to fair value at each balance sheet date with the corresponding gain or loss from the adjustment recorded in the statements of operations and comprehensive loss. We will continue to adjust the liability for changes in fair value until the earlier of settlement or termination of this provision or repayment of the underlying subordinated note.

The fair value of the embedded derivative was measured with the Probability-Weighted Expected Return Model valuation methodology. The fair value under this methodology is primarily driven by the assessment of the probability and timing of scenarios which result in the anticipated sale of the company or its significant assets, which would trigger the payment of the additional amount equal to the outstanding principal of the subordinated note. The probability of such qualifying transactions increased greatly in fiscal 2013. The change in fair value of $7.4 million was, therefore, recorded to change in fair value of subordinated note embedded derivative in fiscal 2013.

Stock-Based Compensation

Stock-based compensation expense is measured based on the grant-date fair value of the stock-based awards. We estimated the fair value of each employee stock option on the date of grant using the Black-Scholes option-pricing model. We recognize compensation costs for all employee stock-based compensation awards that are expected to vest over the requisite service period of the awards, which is generally the awards' vesting period. These amounts are reduced by an estimated forfeiture rate.

The Black-Scholes option-pricing model requires the use of assumptions, some of which are highly subjective and complex. The assumptions include:

  •
  Expected term.  The expected term represents the period that our stock-based awards are expected to be outstanding before exercise or cancellation. Through September 30, 2013, our historical share option exercise experience did not provide a reasonable basis upon which to estimate an expected term because of a lack of sufficient data points, and we estimated the expected term by using the simplified method;

  •
  Risk-free interest rate.  The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent term;

  •
  Expected volatility.  The expected volatility is derived from the historical stock volatilities of several comparable publicly-traded peers over a period approximately equal to the expected term of the awards because we have limited information on the volatility of our common stock since we have no trading history. When making the selections of the comparable publicly-traded peers to be used in the volatility calculation, we considered the size, operational and economic similarities to our principal business operations; and

  •
  Expected dividend yield.  The expected dividend yield is based on our current expectations about our anticipated dividend policy, which is that we will not pay dividends for the foreseeable future.

We did not grant any stock options in fiscal 2012. The fair value of each employee stock option granted during fiscal 2013 was estimated at the date of grant using a Black-Scholes option-pricing model with the following assumptions:

Expected term (in years)	2.50 - 6.08
Risk-free interest rate	0.70% - 1.38%
Expected volatility	71% - 75%
Expected dividend rate	0%

We recorded stock-based compensation expense of $0.1 million and $0.3 million for fiscal 2012 and 2013, respectively. We expect to continue to grant stock options and other equity-based awards in the future and, to the extent that we do, our stock-based compensation expense recognized in future periods will likely increase.

Significant factors, assumptions and methodologies used in determining the estimated fair value of our common stock

We are also required to estimate the fair value of the common stock underlying our stock-based awards when performing the fair value calculations using the Black-Scholes option-pricing model. Our board of directors, with the assistance of management, determined the fair value of our common stock on each grant date in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The fair value of our common stock on the date of grant is determined by taking into account several factors, including the following:

  •
  contemporaneous valuations performed by unrelated third-party specialists;

  •
  indebtedness;

  •
  rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;

  •
  actual operating and financial performance;

  •
  present value of future cash flows;

  •
  likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company;

  •
  given prevailing market conditions and the nature and history of our business;

  •
  illiquidity of stock-based awards involving securities in a private company;

  •
  experience of our management team;

  •
  market multiples of comparable companies in our industry;

  •
  stage of development;

  •
  industry information such as market size and growth; and

  •
  macroeconomic conditions.

In determining a fair value for our common stock, we generally considered two valuation approaches to determine the enterprise value of our business: the income approach and the market approach.

The income approach estimates the fair enterprise value of a company based on the present value of the company's future estimated cash flows and the residual value of the company beyond the forecast period. These future cash flows, including the cash flows beyond the forecast period for the residual value, are discounted to their present values using an appropriate discount rate, to reflect the risks inherent in the company achieving these estimated cash flows. The discount rate used in our third-party valuations was based primarily on benchmark venture capital studies of discount rates for other companies in similar stages of development. The income approach was a significant component of all of the valuations noted in this discussion.

The market approach estimates the fair enterprise value of a company by calculating and applying market multiples of comparable publicly traded companies in the biotechnology and pharmaceutical industries or similar lines of business. The market multiples are based on key metrics implied by the enterprise values of our comparable publicly-traded peers and, for our valuations in 2013, we primarily utilized the last twelve months and projected twelve months revenue multiples from our comparable publicly-traded peers in the market approach. These observed multiples were averaged and then applied to our historical twelve months and projected revenues to arrive at an enterprise value. We deemed multiples of revenues to be the most relevant in our industry as neither we nor many of our peer companies have reached normalized profitability or generated positive historical profit thus making the application of profit based multiples less reliable.

Certain items as of the valuation date, such as the current balance of cash and cash equivalents, net present value of net operating loss carryforwards, or NOLs, and estimated capital expenditures, were added to or deducted from the enterprise value in order to determine the equity value under each of the valuation approaches. The equity values determined by these valuation approaches were then weighted to determine the aggregate equity value of our business.

The resulting equity values were then allocated to the common stock using the option pricing method, or OPM.

The OPM treats common stock and convertible preferred stock as call options on a business, with exercise prices based on the liquidation preference of the convertible preferred stock. Therefore, the common stock has value only if the funds available for distribution to the common stockholders exceeds the value of the total liquidation preference of the preferred stock at the time of a liquidity event such as a merger, sale or initial public offering, assuming the business has funds available to make a liquidation preference meaningful and collectible by the preferred stockholders. The common stock is modeled to be a call option with a claim on the business at an exercise price equal to the remaining value immediately after the convertible preferred stock is liquidated. The OPM uses the Black-Scholes option-pricing model to value the call option. The OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that lattice or scenario modeling would be highly speculative.

September 30, 2012 valuation

We obtained an independent third-party valuation as of September 30, 2012 to assist our board of directors in determining the fair value of our common stock on subsequent grant dates. The September 30, 2012 valuation was prepared on a minority, non-marketable interest basis. The aggregate enterprise value was determined using a combination of the market approach and income approach. In applying the guideline public company method of the market approach, we analyzed the financial performance of our comparable publicly-traded peers. We utilized multiples of the trailing twelve months revenues and research and development expenses of our comparable publicly-traded peers as the valuation metric for this approach, and applied such metrics to our forecasted revenues and research and development expenses. Thereafter, the current balance of cash and cash equivalents and net present value of NOLs as of the valuation date were added to the enterprise value, and our debt was then subtracted, in order to determine our equity value under the guideline public company method of the market approach.

Under the income approach, forecasts were prepared for fiscal 2013 through fiscal 2020. The residual value was derived by applying a peer group multiple to the estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for the fiscal 2020 forecast. The estimated debt-free cash flow forecasts and residual value were then discounted to a present value. Thereafter, the current balance of cash and cash equivalents and net present value of NOLs as of the valuation date were added to the enterprise value, and our debt was then subtracted in order to determine our equity value under the income approach.

The equity values determined under the market and income approaches were each weighted by 50% as our board believed that it was important to balance the inherent strengths and weaknesses of each approach. The aggregate equity value was then allocated to the common stock utilizing an OPM with the following assumptions: a time to a liquidity event of 2.0 years, a risk-free rate of 0.25%, dividend yield of 0%, and volatility of 70% over the time to a liquidity event, which was calculated based on the volatility of the common stock of our comparable publicly-traded peers. We then applied a marketability discount of approximately 38% to the results from the OPM to determine the fair value of the common stock to be $0.22 per share as of September 30, 2012.

Option grants

The following table summarizes stock awards granted to our employees since October 1, 2012:

Grant date	Number of common shares underlying options granted	Exercise price per common share	Estimated fair value per share of common stock
November 12, 2012	1,342,938	$0.22	$0.22
December 13, 2012	4,477,968	0.22	0.22
February 20, 2013	1,962,879	0.22	0.22
February 28, 2013	1,734,322	0.22	0.22
April 4, 2013	514,500	0.22	0.22

The estimated fair value per share of the common stock in the table above represents the determination by our board of directors of the estimated fair value of our common stock as of the date of each grant. In establishing this exercise price, at each of these grant dates our board of directors considered input from management, the most recent independent valuation of our common stock, as well as other factors, including:

  •
  changes in management, including the addition of a new Vice President of Business Development;

  •
  Agile's receipt of a Complete Response Letter from the FDA in February 2013 indicating that its Phase 3 studies would not be sufficient for approval of AG200-15, in the time frame previously anticipated;

  •
  the impact of significant ongoing expenses associated with research and development associated with our products under development;

  •
  anticipated declines in product revenues from the Clonidine TDS and Fentanyl TDS products in light of various market conditions;

  •
  the continued lack of liquidity of our common stock as a private company;

  •
  the absence of any capital raising transactions during this period;

  •
  the amount and terms of our outstanding indebtedness; and

  •
  the rights, preferences and privileges of our preferred stock as compared to those of our common stock, including the liquidation preferences of our preferred stock.

As a result of the foregoing analyses, our board of directors determined the fair value of our common stock to be at $0.22 per share at each of the grant dates from November 2012 through April 2013.

We granted options to purchase 1,342,938 shares of our common stock on November 12, 2012. These options were granted pursuant to an option exchange program which allowed for the exchange of all outstanding stock options to acquire common stock granted under our 2002 Stock Option Plan with an exercise price of $0.50 or more per share held by current employees and service providers for new stock options to be granted under our 2012 Equity Incentive Plan at an exercise price per share of $0.22 and a term of five years. Because the cancelled options were all fully vested as of the option exchange date, we recognized an incremental charge in the amount of $0.1 million in fiscal 2013 as a result of the modification.

Income Taxes

We are subject to income taxes in the United States and in the states of California and Michigan, and we use estimates in determining our provision for income taxes. We determine our provision for income taxes under the liability method. Deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax basis of assets and liabilities using statutory rates. This process requires us to project our current tax liability and estimate our deferred tax assets and liabilities, including net operating losses and tax credit carryforwards. In assessing the need for a valuation allowance, we considered our recent operating results, future taxable income projections and feasible tax planning strategies. We have provided a full valuation allowance against our net deferred tax assets at both September 30, 2012 and 2013.

We account for uncertain tax positions recognized in the financial statements by prescribing a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We did not have any recorded liabilities for uncertain tax positions as of either September 30, 2012 or 2013.

Newly Adopted Accounting Pronouncements

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not "emerging growth companies."

In May 2011, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards, or IFRS. This pronouncement was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level III fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The adoption of this standard on October 1, 2012 did not have an impact on our financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income, which requires an entity to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The adoption of this guidance did not have an impact on our financial statements as our net loss and comprehensive loss was the same for all periods presented.

In April 2011, the FASB issued new accounting guidance relating to the accounting for repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. The guidance addresses effective control in repurchase agreements and eliminates the requirement for entities to consider whether the transferor (i.e., seller) has the ability to repurchase the financial assets in a repurchase agreement. This new accounting guidance was effective, on a prospective basis, for new transactions or modifications to existing transactions on October 1, 2012. The adoption of this new guidance did not have an impact on our financial statements.

In February 2013, the FASB issued guidance which addresses the presentation of amounts reclassified from accumulated other comprehensive income. This guidance does not change current financial reporting requirements, instead an entity is required to cross-reference to other required disclosures that provide additional detail about amounts reclassified out of accumulated other comprehensive income. In addition, the guidance requires an entity to present significant amounts reclassified out of accumulated other comprehensive income by line item of net income if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. Adoption of this standard is required for periods beginning after December 15, 2012. This new guidance impacts how we report comprehensive income only, and will have no effect on our results of operations, financial position or liquidity upon its required adoption on October 1, 2013.

BUSINESS

Overview

We are a commercial stage biopharmaceutical company focused on the development, manufacture and commercialization of specialty pharmaceutical products that leverage our broad experience in transdermal and transmucosal delivery systems. Together with our partners, we have successfully developed six marketed products in the prescription drug and consumer markets, and we are the sole commercial supplier of each of those products for our marketing partners. These marketed products are Clonidine Transdermal Delivery System, or TDS, Fentanyl TDS and four Crest Advanced Seal Whitestrips products. We use our novel transdermal and transmucosal approaches to bring new products to markets with significant opportunities. Our development platforms enable transdermal delivery of large molecules, or biologics, including vaccines, peptides and proteins, as well as small molecules that are otherwise difficult to deliver in a transdermal dosage form. Our pipeline includes three partnered products that are the subject of pending drug marketing applications to the U.S. Food and Drug Administration, or FDA. In addition, we have 12 partner- or self-funded programs at earlier stages.

Since 1999, we have built significant know-how and experience in the development, scale-up and manufacture of complex specialty products and have formed relationships with our partners that include both the development of new product formulations and our manufacture of the resulting products. Our partners include The Procter & Gamble Company, or P&G, Par Pharmaceutical, Inc., Teva Pharmaceuticals USA, Inc. and Agile Therapeutics, Inc., as well as several other multinational pharmaceutical companies. We have the capability to develop and manufacture our own product candidates and are one of only a few independent companies that develops and manufactures transdermal products for other parties. We believe our proprietary manufacturing processes, know-how and custom equipment give us a distinct competitive advantage over other pharmaceutical, consumer products and manufacturing companies.

Transdermal drug delivery is the transport of drugs through the skin for absorption into the body. We have developed two proprietary technology platforms, Corplex and MicroCor, that we believe offer significant competitive advantages over existing transdermal approaches. Corplex and MicroCor are designed to be adapted broadly for use in multiple drug categories and indications. We use our Corplex technology to create advanced transdermal and transmucosal systems for small molecules that utilize less of the active ingredient while achieving the same or better therapeutic effect, that can adhere well to either wet or dry surfaces, and that can hold additional ingredients required to aid the diffusion of low-solubility molecules through the skin without losing adhesion. Our MicroCor technology is a biodegradable microstructure system currently in development that enables the painless and convenient delivery of biologics that otherwise must be delivered via injection. MicroCor is designed to expand the market for transdermal delivery of biologics, which cannot currently be delivered by other FDA-approved transdermal technologies.

In addition to commercialized products, we have a number of products in late stages of development. The most advanced clinical stage product in our pipeline is AG200-15, which is in Phase 3 development by our partner Agile. AG200-15 is a combination hormonal contraceptive patch designed to deliver two hormones, ethinyl estradiol and levonorgestrel, at levels comparable to low-dose oral contraceptives, through the skin in an easy-to-use format over seven days. Agile has filed an NDA for approval of this product, and is preparing to conduct an additional Phase 3 clinical trial based on guidance from the FDA. We estimate the market for this product could exceed $1 billion annually in the United States based in part on sales of earlier generation contraceptive patches, including Johnson & Johnson's Ortho Evra patch.

Additional therapeutic programs utilizing our proprietary technologies are progressing through our pipeline at earlier stages. We have advanced the following Phase 2-ready, self-funded programs through Phase 1 pharmacokinetic clinical studies:

  •
  A MicroCor transdermal system designed to deliver parathyroid hormone, or hPTH(1-34), a peptide for treating osteoporosis that is currently available only in a refrigerated injectable form; and

  •
  A Corplex transdermal patch designed to deliver tamsulosin for treating patients with benign prostate hyperplasia, or BPH, with a controlled dose over several days to reduce side effects compared to currently marketed products.

We are not aware of any FDA-approved transdermal systems for delivering either hPTH(1-34) or tamsulosin.

The following table identifies the products we have developed that are marketed by our partners, products in our advanced pipeline and products currently awaiting FDA approval.

Transdermal Drug Delivery Industry

Patients have benefited from the use of transdermal delivery systems since the first commercially approved transdermal product, ALZA Corporation's Transderm Scop for the prevention of motion sickness was approved in 1979. To date, we are aware of approximately 20 drugs that have been successfully formulated and approved by the FDA for delivery in transdermal patches, though the market is growing. According to Datamonitor, the global value of the market for systemic transdermal products, including patches, was approximately $20 billion in 2010 and is expected to grow to approximately $30 billion by 2015. We believe this growth is driven by the increasing availability of transdermal systems for important therapeutic applications and changing disease demographics.

Transdermal delivery and transmucosal delivery, or delivery through mucous membranes, offer patients more convenient, non-invasive and comfortable methods of drug delivery. The benefits of transdermal and transmucosal delivery systems over other dosage forms generally include enhancing the efficacy and reducing the side effects of a drug by controlling the rate of delivery and absorption, avoiding the undesirable breakdown of drugs in the liver associated with gastrointestinal absorption, and improving the level of patient compliance and long-term adherence to therapy.

Despite the benefits of current transdermal delivery products, many key challenges prevent broader use and applicability:

  •
  Skin Irritation and Adhesion:  A number of patches cause skin irritation and sensitization, often brought on by the inclusion of skin-permeating ingredients necessary to overcome the limitations of traditional patch technologies. Some patches also experience adhesion failure resulting from excess moisture or heat while worn by the patient, for example when swimming, bathing or during other normal daily activities.

  •
  Safety and Drug Loading:  In order to enable effective diffusion of sufficient amounts of drug through the skin, many transdermal delivery systems must incorporate large amounts of drug in the patch. After use, a large residual amount of the drug remains and must be disposed of carefully, especially if the drug is potent or toxic. In some cases, only a small amount of the total drug loaded in a patch is actually delivered into the bloodstream.

  •
  Delivery Limitation:  The pharmaceutical industry has been unable to formulate certain drugs, especially biologics, for transdermal drug delivery, given the size and complexity of the molecules. These drugs generally are delivered by injection, which causes pain and often requires administration by a medical professional. In addition, these drugs generally must be refrigerated, require biohazard disposal and present the risk of accidental needle sticks. Many small molecules are also difficult to deliver transdermally, especially those that are not soluble in water or are unstable in the presence of air or water.

One of the greatest opportunities in transdermal drug delivery is the ability to deliver biologics, including vaccines, peptides and proteins without the use of an injection. A number of companies have attempted to develop technologies to address this challenge, but many have experienced commercial and development failures due to the formulation, scale-up and manufacturing complexities. Some of these systems have relied upon large, complex and costly devices, usually with external power sources, which adversely impact their usability and reproducibility.

Our Solution

We are developing and commercializing advanced transdermal drug delivery products that are intended to expand the number and types of drugs that can be delivered transdermally. We believe our technologies can be applied to improve the therapeutic value of many drugs by controlling the levels of drug delivered over a longer period of time. They are also designed to eliminate the need for injections of certain drugs and to improve adhesion and skin irritation profiles. Our technologies also allow us to create cost-effective products, especially by eliminating the need for complex devices and refrigeration throughout the supply chain. Our two proprietary platforms, Corplex and MicroCor, separately address some of the primary shortcomings of traditional transdermal drug delivery. We believe our track record within the industry demonstrates our ability to develop commercially successful products.

Corplex Technology

Corplex is a novel technology incorporating combinations of materials that utilize the properties of both traditional pressure-sensitive adhesives, or PSAs, as well as bioadhesives, to enable the transdermal delivery of small molecules. Corplex encompasses combinations and blends of polymers to provide a range of properties that improve adhesion and delivery of active ingredients that may otherwise be difficult to formulate for transdermal delivery. We use our Corplex technology in the Crest Whitestrips line of products and in our clinical stage Corplex Tamsulosin, as well as in other products in development. Additionally, we have one product utilizing Corplex technology for which an ANDA has been filed. Our Corplex transdermal delivery systems provide advanced custom solutions for small molecules and feature the following benefits:

  •
  Flexibility:  Corplex is adaptable and provides the ability to formulate adhesives to complement a drug's unique properties, enabling new drug dosage forms and delivery options. As a result, Corplex systems can be formulated in several dosage forms ranging from liquids (sprays, film-forming liquids), to semi-solids (gels, creams and ointments) to solids (powders, particles, dry and wet films, and patches).

  •
  Ease-of-Use:  Our Corplex systems are designed to improve patient compliance by being easy to use, self-administered and discreet. In addition, Corplex products are suitable for long-term skin contact and are designed to be easily removed with minimal damage to skin and without leaving a residue. Corplex incorporates unique compositions and blends of polymers to provide a range of hydrophilic to hydrophobic properties, enabling excellent adhesion to both dry and wet surfaces with a variety of wear times, ranging from seconds to days.

  •
  Compatibility:  Corplex can incorporate liquid-based components that improve stability and diffusion of the drug without compromising adhesion. As a result, Corplex is compatible with many chemically diverse drugs, including compounds that are highly soluble or highly insoluble in water, as well as a wide range of solubilizing agents and enhancers that enable the delivery of these molecules, thereby expanding the universe of drugs that can be delivered transdermally.

  •
  Efficient and Controlled Drug Delivery:  Because Corplex enables drugs to diffuse more easily through the skin, we can design Corplex products to require less drug to achieve the desired therapeutic result. Patch sizes can also be smaller than conventional patches, reducing costs and improving the user experience. Additionally, Corplex allows for development of products with drug delivery profiles ranging from immediate release to sustained release or a combination of fast-acting and long-lasting types of release.

  •
  Improved Therapeutic Profile:  By achieving a steady dosage level, Corplex systems are designed to minimize side effects that otherwise result from peak concentrations of the drug when delivered with oral or other dosage forms. Corplex allows us to minimize the use of ingredients that can cause skin irritation and sensitization, two of the most common side effects of transdermal drug delivery. In our Corplex systems, we use materials that are well established for use in medical products by the FDA.

We believe the combination of these benefits make Corplex well-suited for the development of a variety of healthcare products that require adhesive properties, including prescription transdermal drug products, personal care, oral care, wound care, medical device and diagnostics products.

MicroCor Technology

MicroCor is a biodegradable microstructure patch technology that we are developing to enable transdermal delivery of biologics, in a disruptive platform that reduces the need for needles and syringes and enables global distribution of biologics without requiring refrigeration. Because biologics cannot diffuse through the skin due to their size, some mechanism is required to introduce these molecules beyond the outer layer of the skin, or stratum corneum, where they can be absorbed into the body. The further a delivery system penetrates beyond the stratum corneum, the more likely it is to cause pain, bleeding and bruising. By integrating active ingredients directly into arrays of biodegradable microstructures, our MicroCor technology is designed to penetrate only the stratum corneum to release the drug for local or systemic absorption, while eliminating the pain, bleeding and bruising that can be caused by needles and other active delivery devices.

We believe MicroCor will offer the following advantages over other delivery technologies in development for biologics:

  •
  Minimal Discomfort:  Our MicroCor systems feature an array of microstructures that penetrate the stratum corneum to only a few hundred microns in depth, deep enough for effective delivery without causing pain, bruising or bleeding.

  •
  Dose Sparing:  MicroCor needles are biodegradable and dissolve in the skin once the system is applied. In our clinical studies to date, we determined that over 90% of the drug contained in a single use of a MicroCor system was delivered into the skin each time the system was administered. We expect our MicroCor systems to reduce drug waste and the costs associated with the excess drug that may be required in less efficient delivery technologies.

  •
  Thermally Stable:  Our MicroCor systems do not contain moisture, and therefore are designed to be room temperature stable, enabling both stockpiling and worldwide delivery without refrigeration, thereby minimizing drug or product spoilage.

  •
  No Biohazard Disposal:  Because MicroCor needles completely dissolve in the skin, no sharps remain after use. We believe this feature will allow disposal of the system in a traditional trash receptacle without risk of accidental needle sticks or abuse associated with residual drug left in the delivery system.

  •
  Ease-of-Use:  MicroCor products are designed to be self-administered, fully-integrated, single-use systems that are worn for only a few minutes. Unlike other delivery systems, MicroCor requires no additional parts, electrical power or complex external enabling devices to effectively deliver the drug or product.

  •
  Cost-Effective:  In addition to the cost savings associated with dose sparing and thermal stability, MicroCor's fundamental design and our proprietary molding process also minimize costs associated with manufacturing MicroCor systems. Our process allows us to reduce waste of active ingredients used in manufacturing, as compared to needle coating processes used by other delivery technologies for large molecules.

The figure below depicts the MicroCor technology:

Our Strategy

We believe our balanced portfolio strategy enables us to capitalize on our proven strengths and technological advantages while diversifying risk and limiting our financial exposure. The key components of our strategy are to:

  •
  Expand our existing revenue base by commercializing our advanced pipeline.  We intend to work with our existing partners to gain regulatory approval and commercially launch the AG200-15 contraceptive patch with Agile and a motion sickness patch and an urology patch with Teva. We also plan to develop, launch and manufacture new oral care products and certain other new products outside of oral care through our partnership with P&G.

  •
  Advance the development of proprietary products already in development.  We plan to advance the development of MicroCor hPTH(1-34) and Corplex Tamsulosin, and selectively work with new partners to advance certain products in our earlier stage pipeline. We intend to focus primarily on products that incorporate FDA-approved drugs, thereby allowing us to take advantage of the 505(b)(2) regulatory pathway.

  •
  Enter into co-development and commercialization agreements with new and existing partners for new products. We are actively evaluating potential new product candidates that leverage our proprietary technologies. Additionally, we plan to transition our MicroCor technology feasibility programs with leading pharmaceutical partners into co-development partnerships to develop and commercialize transdermal system-based vaccines and proprietary biologic products.

  •
  Expand our MicroCor manufacturing capabilities.  We intend to further develop MicroCor manufacturing capabilities to commercial scale, enabling late-stage development, launch and commercial production of multiple new high-margin biologic products.

  •
  Further leverage our core competencies and proprietary technologies.  We intend to apply our technologies to create and develop a portfolio of new transdermal products in areas of significant unmet need — in particular, chronic, degenerative and progressive conditions affecting the brain and central nervous system, such as Alzheimer's and Parkinson's diseases. We are focusing our self-funded new product efforts on products that we could commercialize with a relatively small specialty sales force.

Strategic Relationships

Our partners are critical to our success. We currently have strategic relationships with the following companies, as well as earlier-stage relationships with a number of other companies. This diversified mix of partnerships provides multiple potential sources of revenue growth in the future. In each of fiscal 2012 and 2013, we derived nearly all of our revenues from our partners P&G, Teva, Actavis and Par. In fiscal 2012, we received $7.9 million of our revenues from P&G, $11.4 million from Teva, and $18.1 million from Actavis, or 18%, 26%, and 42%, respectively. In fiscal 2013, we received $11.8 million of our revenues from P&G, $16.7 million from Teva, and $16.6 million from Par, or 23%, 33%, and 33%, respectively.

The Procter & Gamble Company

In June 2005, we entered into a multi-faceted strategic arrangement with P&G, one of the largest consumer products companies in the world. Our relationship includes a worldwide license to P&G for the use of our Corplex technology in products in the general field of consumer products. This field does not include rights in the prescription drug, foot care and wound care fields. P&G paid us fees for the license, plus additional future milestone payments for products that we develop for P&G. In addition, we entered into a long term joint development agreement under which we perform numerous research and development activities for P&G based upon agreed-upon statements of work and budgets. We also have a commercial supply agreement in place, under which we are responsible for the production and supply to P&G of four oral care products. Our supply agreement with P&G was last extended for a three-year term to the end of 2013 and we are in the process of negotiating an additional extension, which we expect to have completed by early January 2014. The supply agreement can be expanded to include any additional products that move into commercial supply. We believe that we have unique capabilities and know-how related to the manufacture of Corplex-based Crest Whitestrips, which would be difficult for another party to duplicate.

We have developed and commercialized four oral care products for P&G sold under the brand name Crest Whitestrips. The four products are Advanced Vivid, Professional Effects, One Hour Express and Flex-Fit. We have developed all of these products under the joint development agreement and are currently supplying the product in an intermediate, not final packaging, stage to P&G. In addition, we have other products in development for the oral care business at P&G as well as certain products in development for other businesses at P&G.

In addition to the license and joint development transactions, in 2005 we also acquired P&G's microneedles patent portfolio and know-how. In exchange for the assignment of the patent portfolio of 51 patents and patent applications, we issued to P&G 1,266,830 shares of our common stock and granted P&G certain co-sale and board observer rights.

Teva Pharmaceuticals, USA Inc.

In 2004, we entered into a development, manufacturing and commercialization agreement with Barr Laboratories, Inc. for four generic transdermal drug products. We entered into three separate agreements with Barr, one in 2006 and two in 2007, to develop and commercialize additional ANDA transdermal patch products. In 2008, Teva Pharmaceuticals, Inc. acquired Barr. Following this acquisition and its review of resource allocations and potential conflicts, Teva continued three of these development programs. One of these programs has resulted in an approved product marketed as Clonidine TDS, and the other two, a motion sickness patch and a urology patch, are the subject of pending ANDAs.

Under our agreements with Teva, we are the exclusive suppliers of the products that are the subject of each development program. We receive compensation for developing the product, plus a manufacturing margin, expressed as a margin above costs, and a profit share based on Teva's net profits on the products. Teva has an exclusive license to use certain of our intellectual property to the extent necessary to commercialize, make, use or sell the ANDA product.

The Teva product contracts extend for ten years beyond the respective product launch dates, with provisions for automatic annual renewal thereafter. The contracts may be terminated, with three months notice before the end of a renewal period, or for uncured material breach, bankruptcy, or certain conditions preceding ANDA filing. If Teva were to terminate the agreement, it would be required to obtain FDA approval for an alternate manufacturing site before it could obtain additional supply of the product, a process that generally takes two years or more.

Clonidine TDS was the first product under our partnership with Teva to be approved by the FDA. Teva launched the product in 2010, and currently has the largest share of the clonidine patch market. We also have two additional products partnered with Teva awaiting FDA approval, a motion sickness patch and a urology patch, and are in negotiations to add three additional ANDA products to our portfolio of Teva-partnered products.

Par Pharmaceutical, Inc.

In 2002, we entered into a product development, collaboration and license agreement and in 2003 we entered into a manufacturing and supply agreement with Abrika LLLP for a generic equivalent of Duragesic, a fentanyl transdermal product marketed by Johnson & Johnson. In 2007, Abrika was acquired by Actavis, Inc. In 2007, the FDA approved and Actavis launched our Fentanyl TDS product. In 2012, Par Pharmaceuticals, or Par, acquired the fentanyl business from Actavis, and Par currently markets Fentanyl TDS as our partner. Under the manufacturing and supply agreement, we are the exclusive supplier of Fentanyl TDS to Par.

Abrika and Actavis paid us for the development of Fentanyl TDS and we also receive a manufacturing margin and a royalty on net sales of the products by Par. The 2002 agreement may be terminated for uncured material breach, bankruptcy, or certain conditions preceding ANDA filing. If Par were to terminate the agreement, it would be required to obtain FDA approval for an alternate manufacturing site before it could obtain additional supply of the product, a process that generally takes two years or more.

Agile Therapeutics, Inc.

In 2006, we entered into a development, license and commercialization agreement with Agile Therapeutics, Inc., a privately-owned company that focuses on development of women's healthcare products. As part of our relationship, we are the exclusive supplier of the AG200-15 combined hormonal contraceptive patch, which was designed by Agile using its formulation technology and is proprietary to Agile. Under our agreement with Agile, we have performed substantial work, funded by Agile, on the process development and scale-up of the manufacturing process for AG200-15, and we have manufactured the product for each of Agile's clinical trials. Our agreement also includes an additional Agile product, AG890, which is a progestin-only contraceptive patch in Phase 2 of clinical development.

In anticipation of the approval and commercial launch of the AG200-15 product, we have worked in coordination with Agile to prepare facilities and equipment at our Grand Rapids manufacturing site for commercial production of the product. The primary production equipment specifically designed for manufacture of this product has been purchased and is owned by Agile and we are responsible for operating and maintaining that equipment.

Our exclusive right to manufacture AG200-15 and AG890 extends until we have commercially produced a significant, agreed-upon quantity of patches, currently projected to occur no earlier than five years following commercial launch of AG200-15. The contract may be terminated for uncured material breach. Following the end of the exclusivity period, if Agile were to seek a second source of supply, Agile would be required to obtain FDA approval for an additional manufacturing site, a process that generally takes two years or more, and make substantial investments in new facilities and equipment.

Products and Pipeline

We have six commercial products and three products awaiting FDA approval, and we are developing three additional undisclosed prescription drug products with partners. We have seven ongoing feasibility agreements with four major pharmaceutical companies involving our MicroCor technology, and are currently in active discussions with four other companies for additional feasibility projects.

Marketed Products:

Clonidine TDS, is a treatment for hypertension that we developed under an ANDA as a generic version of the branded drug known as Catapres TTS. Clonidine TDS was launched in 2010 and is marketed by Teva and manufactured by us exclusively for Teva. According to Symphony Health Solutions, an independent market research firm, the U.S. generic clonidine patch market was approximately $230 million in 2012, supplied primarily by two companies.

Fentanyl TDS, is a treatment for management of chronic pain, including cancer-related pain, under specified conditions. We developed this product for approval under an ANDA as a generic version of the branded product known as Duragesic. Our Fentanyl TDS was approved in 2008 and is currently marketed by Par and manufactured by us exclusively for Par. According to Symphony Health Solutions, the U.S. generic fentanyl patch market was greater than $1 billion in 2012 supplied by seven companies.

Crest Whitestrips are a series of four products for oral care that we co-developed with P&G as part of a broad relationship relating to consumer products. These products utilize our Corplex polymer technology and are sold under the brands Advanced Vivid, Professional Effects, One Hour Express and Flex-Fit. We are the sole supplier of the oral care system marketed as Crest Whitestrips for P&G. The market for teeth whitening products was approximately $580 million in 2012, of which P&G has the majority market share.

Advanced Pipeline Products:

AG200-15 is a combination hormonal contraceptive patch that contains the active ingredients ethinyl estradiol (an estrogen) and levonorgestrel (a progestin), both of which have an established history of efficacy and safety in currently marketed combination contraceptives. AG200-15 is designed to deliver both hormones at levels comparable to low-dose oral contraceptives. By delivering these active ingredients over seven days, this product is designed to promote enhanced compliance by patients with a convenient, easy-to-use format. The patch is applied once weekly for three weeks, followed by a week without a patch. The product, which was designed by Agile and for which we have done process development and manufacturing, will, if approved, be packaged with three patches per carton to provide a cycle (month) of therapy.

The current U.S. market for combination hormonal contraceptive products is approximately $4.3 billion. Historically, the growth of prescriptions in this market has been driven by the introduction of new branded products, and approximately half of the total market sales are represented by only eight branded products. The value of an average individual prescription in the contraceptive market has grown significantly, increasing by 17% in the past four years, with even higher increases among branded products. This market includes oral dosage forms as well as other non-oral products, such as a vaginal ring and a transdermal system. An earlier-generation transdermal contraceptive product known as Ortho Evra, launched in 2002 by Johnson & Johnson, was the most successful product launch in the history of the U.S. contraceptive market, and rapidly gained annual sales levels of nearly $400 million by 2004. However, sales of that product declined rapidly following the emergence of safety concerns that were associated with the relatively high levels of estrogen delivered by Ortho Evra. Based on the market experience of other non-oral dosage forms, including the Ortho Evra product, we believe there is a continuing demand for an innovative transdermal contraceptive patch that can provide convenience in a low-dose transdermal format.

Agile has conducted multiple clinical studies of AG200-15, including pharmacokinetic studies and Phase 3 efficacy and safety studies. In a pharmacokinetic study comparing AG200-15 to an oral contraceptive, Agile demonstrated that AG200-15 delivers a dose that results in estrogen exposure similar to low-dose oral contraceptives. This level of estrogen exposure is about one-half the estimated daily dose described in pharmacokinetic studies of Ortho Evra, the first FDA-approved transdermal contraceptive.

Agile also conducted two Phase 3 studies, involving approximately 1,900 patients, to evaluate the safety and efficacy of AG200-15. Each of these studies included an active comparator arm with an oral contraceptive. The results of these studies demonstrated that the AG200-15 product was well-tolerated, with levels of adverse events comparable to those of oral contraceptives. In these studies, the product had a favorable adhesion profile, and subjects had a higher rate of compliance when using the patch compared with the group using oral contraceptives.

In the Phase 3 trials the primary measure of efficacy was the Pearl Index, a measure of the rate of unintended pregnancies experienced by women in the study. The Pearl Index levels for both the AG200-15 patch and oral contraceptive control arms in the Agile Phase 3 studies were higher than those in studies conducted on products previously approved by the FDA. The results for both the patch and oral contraceptive control arms in the Agile Phase 3 studies may have been affected by the inclusion of relatively high proportions of first-time contraceptive users and other population groups that have, in historical clinical studies, tended to have higher rates of pregnancies than the general population.

In early 2013, Agile received a Complete Response Letter from the FDA, indicating that the results from the completed Phase 3 studies would not be sufficient for approval, and proposing that Agile perform an additional Phase 3 study. Among the concerns expressed in the letter were the Pearl Index values seen in the studies. Agile has met with the FDA and received further guidance on requirements for an additional Phase 3 study, including a reference to previous Pearl Index levels in clinical studies. Based on these discussions, Agile plans to initiate an additional study in the first half of 2014, which it anticipates completing by the end of 2015. This study will be designed to address key issues that arose in the previous studies, including enhanced patient enrollment criteria and processes, and close monitoring of compliance with the study protocol. To manage the study, Agile plans to retain a new clinical research organization that is experienced in contraceptive clinical studies. There can be no assurance that this additional study will be successful in demonstrating efficacy and safety of the product. However, assuming successful completion of this additional study, Agile would plan to submit a supplement to its NDA in late 2015, and if approved, would launch the product in mid-2016.

We are working with Agile to prepare for the additional Phase 3 study, including the manufacture of product for use in the study. We have also completed a substantial build-out of our facilities in Grand Rapids, Michigan, and have installed over $10.0 million of equipment purchased by Agile to accommodate the commercial production of AG200-15 if it is approved and launched.

MicroCor hPTH(1-34) is a transdermal system designed to use our MicroCor technology to provide simplified delivery of parathyroid hormone, the active ingredient of Forteo, an injectable product marketed by Eli Lilly and Company for the treatment of severe osteoporosis. hPTH(1-34) is a shortened version of the naturally occurring parathyroid hormone that promotes bone growth. Forteo achieves annual worldwide sales of greater than $1 billion despite significant patient compliance and convenience challenges, including daily subcutaneous injection and refrigerated storage. According to Datamonitor, the compliance rate of patients being treated with injectable osteoporosis treatment is approximately 50%. With a simple one-step application process, short wear time and a favorable pharmacokinetic profile, MicroCor hPTH(1-34)

represents, if approved, an opportunity to effectively deliver an improved anabolic therapy and increase patient compliance in the osteoporosis market.

The global osteoporosis market represents a significant opportunity, with growing revenues that are estimated to reach greater than $5.2 billion in the seven major market countries by 2021 according to Datamonitor. This growth is driven by both general population aging and the anticipated launches of several premium priced market entrants in the coming years. Current treatment is focused on the use of bisphosphonates as the first-line approach. However, these agents provide only anti-resorptive activity and are associated with significant gastrointestinal side effects and other adverse outcomes. Treatment with PTH is the only treatment approach that promotes bone growth currently available for the treatment of osteoporosis.

We have completed a Phase 1 safety and pharmacokinetic study of MicroCor hPTH(1-34) in healthy women. In this study, MicroCor hPTH(1-34) was shown to be safe and well tolerated with comparable drug exposure to that achieved with the commercially available subcutaneous injections. The product achieved rapid systemic delivery of hPTH with a short wear time of five minutes. On the basis of these results, we are planning further clinical development of MicroCor hPTH(1-34) under a 505(b)(2) regulatory pathway that leverages existing hPTH safety and efficacy data from the approved dosage form of parathyroid hormone. We anticipate that the clinical plan will consist of a Phase 2a pharmacokinetic study, which we plan to commence in the second half of 2014 followed by a six-month Phase 2b efficacy/safety and dose finding study in osteoporosis patients, followed by a one-year Phase 3 trial measuring change in bone mineral density as a primary endpoint.

MicroCor hPTH(1-34) has demonstrated a favorable safety profile in multiple nonclinical biocompatibility and microbial studies. The product has also demonstrated favorable room temperature stability. We believe MicroCor hPTH(1-34) is the only integrated, single step application PTH transdermal product currently in clinical development, and is well-positioned for this growing market. We have self-funded this program since inception, and are planning to advance it into Phase 2 with proceeds from this offering. We expect to partner with a company active in bone health, women's health or endocrinology to distribute and sell the product, if approved.

We have in place pilot facilities for manufacture of MicroCor products for early clinical testing. We also have extensive experience with process development and commercial scale-up for transdermal products. In preparation for Phase 3 trials of MicroCor hPTH(1-34), we have developed an aseptic manufacturing plan for large scale manufacturing and we have designed the manufacturing process for MicroCor systems to be streamlined, robust and cost effective.

Corplex Tamsulosin is a transdermal patch designed to use our Corplex technology to provide controlled delivery of tamsulosin, the active ingredient in the leading once-daily capsule product for treatment of benign prostatic hyperplasia, or BPH, marketed under the brand name Flomax. The oral dosage form of tamsulosin was first launched in 1993 and, according to Datamonitor, worldwide sales in 2012 neared $550 million. By providing a controlled and relatively steady level of drug over an extended time, Corplex Tamsulosin is intended to alleviate the side effects associated with peak blood concentrations of the drug in its current oral formulation and to provide a consistent level of efficacy. Several companies have attempted to formulate tamsulosin into a patch, but have not succeeded due to the low solubility properties of this drug. Our completed Phase 1 pharmacokinetic study in healthy subjects demonstrated that Corplex Tamsulosin enabled delivery of the drug at blood concentration levels equivalent to the effective levels provided with the oral dosage form, but with an extended and controlled release profile. If successfully commercialized, Corplex Tamsulosin could be the only patch available for tamsulosin.

We expect Corplex Tamsulosin to offer the following potential advantages over the oral tamsulosin product:

  •
  Enhanced safety and efficacy:   Corplex Tamsulosin is designed to provide a relatively steady dosage over multiple days. Studies have shown that a steady 24-hour pharmacokinetic profile for tamsulosin is associated with better control of nocturia, or frequent night time urination, and reduced cardiovascular side effects.

  •
  Enhanced convenience and compliance:  Patients may apply Corplex Tamsulosin once or twice weekly instead of a once daily oral dose. In addition, oral dosage forms must be taken approximately 30 minutes following the same meal every day because of the effects of food on tamsulosin's pharmacokinetics.

  •
  Ease of use:  We believe the predominantly elderly and growing BPH population would benefit from a transdermal system because many older patients have difficulty swallowing oral dosage forms.

We have completed a Phase 1 safety and pharmacokinetic study of Corplex Tamsulosin in healthy men. In this study, Corplex Tamsulosin demonstrated a favorable safety profile, was well-tolerated and the drug exposure of the once-weekly patch was comparable to daily oral Flomax capsules. Planning is underway for further clinical development under a 505(b)(2) regulatory pathway that leverages existing tamsulosin safety and efficacy data of the marketed product. We anticipate that the clinical plan will consist of a one month Phase 2 efficacy/safety and dose finding study in patients and a three month (with open label extension of six to nine months) Phase 3 trial in patients, using an American Urology Association symptom score or International Prostrate Symptom Score as the primary end point.

We have self-funded this program since inception, and are planning to advance it into Phase 2 with proceeds from this offering in the first half of 2015. We expect to partner this product with a company with marketing experience and capability in the urology field.

Products Awaiting Approval:

Motion Sickness Patch.    We have developed a generic transdermal product for the prevention of nausea and vomiting associated with motion sickness. We developed a three-day patch for Teva under an ANDA, and Teva is currently awaiting FDA approval. We have completed all of the development, scale-up and clinical activities and expect this product to launch in 2014, if approved.

Urology Patch.    We have developed a generic transdermal product for treatment of a urologic condition. We developed a three-to-four-day patch for Teva under an ANDA, and Teva is currently awaiting FDA approval. We have completed all of the required development, scale-up and clinical activities and expect this product, if approved, to launch in 2015, pursuant to the terms of a patent settlement agreement between Teva and Actavis.

Development Pipeline Products:

Alzheimer's Disease (Donepezil and Memantine)

Alzheimer's disease, the leading cause of dementia, is characterized by the progressive loss of memory, thinking and ability to perform activities of daily living, such as bathing, feeding and self-care, as well as significant behavioral disturbances such as agitation, aggression, delusions and hallucinations. According to industry sources, Alzheimer's disease currently affects approximately 5.3 million people in the United States, including as many as 13% of people aged 65 and older and approximately 50% of those 85 and older. Total annual expenditures on caring for patients with Alzheimer's disease in the United States alone exceeds $200 billion.

According to Datamonitor, the worldwide market for Alzheimer's disease therapies currently exceeds $3.9 billion, with the largest selling products being the cholinesterase inhibitor, Aricept, and the NMDA-receptor antagonist, Namenda. By 2015, both of these branded Alzheimer's drugs will lose patent protection in the United States and Europe.

We have initiated development work on advanced transdermal patches for the treatment of Alzheimer's disease incorporating proven and approved molecules, one of which is the active ingredient in Aricept, under a 505(b)(2) regulatory pathway, which we believe will allow for reduced nonclinical and clinical study cost and time. The products are designed to decrease the side effects of the current therapies, such as nausea, which may improve patient adherence and compliance.

Parkinson's Disease (Ropinerole and Pramipexole)

Parkinson's disease is the second most common neurodegenerative disorder after Alzheimer's disease. Approximately one million people in the United States and from four to six million people worldwide suffer from this disease, which is commonly treated with dopamine replacement therapies such as levodopa and dopamine agonists, which are molecules that mimic the action of dopamine. According to PharmaCircle, an industry database, the current Parkinson's disease market is approximately $3.0 billion globally.

We are developing advanced therapies incorporating proven and approved molecules under a 505(b)(2) regulatory pathway, which we believe will allow for reduced nonclinical and clinical study cost and time. Because Parkinson's patients have trouble swallowing pills, we believe a transdermal or film product would address an unmet need recognized by patients and physicians alike.

MicroCor Feasibility Programs include seven partner-funded feasibility programs that we have completed or are currently in progress. Additional programs are in the planning process. In the programs performed to date, we have collaborated with leading biopharmaceutical companies to formulate their proprietary active molecules in our MicroCor technology and demonstrate delivery of the drug in animal models. The active molecules in these studies have been primarily large biologic molecules, including vaccines, peptides, proteins and monoclonal antibodies. After completing a number of these programs successfully, we are now advancing certain programs into later stages of development, including new vaccine and therapeutic applications.

Future Pipeline Programs include three additional undisclosed ANDAs that have been partnered with two pharmaceutical companies. Two of the products are in development and we expect the ANDAs to be filed in 2015, while the third product is entering clinical trials in the first quarter of 2014. We also are developing skin care and cosmetics products utilizing our Corplex and MicroCor technologies for our partners.

Research and Development

Our research and development operations are located in a 25,000 square foot laboratory and office facility in Menlo Park, California that is configured for transdermal and transmucosal systems development. We conduct proprietary drug delivery research utilizing our extensive experience in polymer blending, formulations and system engineering to produce innovative products with high drug delivery efficiency. Our research and development team has full early product development capabilities, including:

  •
  Formulation, system design and engineering;

  •
  Analytical method development and validations;

  •
  Prototyping and pilot manufacturing;

  •
  Early stage quality assurance and quality control;

  •
  Nonclinical and early stage clinical development; and

  •
  Regulatory affairs.

In addition, our Menlo Park site operates a pilot facility capable of making products in accordance with cGMP requirements for anticipated Phase 1 and Phase 2 clinical studies.

Our Menlo Park research and development team includes 37 scientists and engineers, some of whom were original inventors of transdermal patches. We perform the formulation system design, analytical method development and prototyping for all of our transdermal products. Our research and development team works in collaboration with the process scale-up team in our manufacturing operations early in the product development cycle. This early coordination helps assure streamlined technology transfer success in the final scale-up and commercial manufacture of each product, leading to more robust development programs and greater manufacturing efficiencies.

Manufacturing

Our commercial manufacturing facilities are located in Grand Rapids, Michigan in three buildings comprising approximately 200,000 square feet. We have a full range of development and manufacturing capabilities, from complete process development and scale-up services to commercial manufacture. We have made significant investments in our manufacturing technology that allow us to automate many of our processes and maximize the productivity of our labor force. We employ multiple manufacturing techniques, including solvent cast and extrusion manufacturing processes that minimize the thickness of our patches and reduce the costs of our products. Solvent-casting is well-suited for manufacturing films containing heat-sensitive molecules because the temperatures required to remove the solvents are relatively low compared to those needed for a hot-melt extrusion process. Hot-melt extrusion is not suitable for ingredients that could be thermally degraded in the process, but is environmentally friendly, cost effective and more flexible than solvent cast-only processes.

Our manufacturing platform includes:

  •
  Process development through commercial product manufacture, including final finishing and cartoning;

  •
  Multiple-use equipment providing flexibility for small volume jobs to dedicated equipment for large volume production;

  •
  High accuracy coating for pressure sensitive adhesives, acrylics and polyisobutylene, or PIB;

  •
  Automated solvent casting and extrusion capabilities, including both twin screw and mixer extrusion;

  •
  Automated high-speed, high-accuracy die cutting, and integrated die cutting and pouching;

  •
  Physical testing and analytical method capabilities;

  •
  The licensing required to handle scheduled drugs and compounds requiring special handling;

  •
  The ability to manufacture drug and device combination products with high accuracy assembly for multiple and complex components; and

  •
  Manufacturing capabilities for proprietary MicroCor biodegradable microstructures, including specialty coating, curing, drying and assembly processes.

Our facilities are FDA and DEA registered, and ISO9001 and ISO13485 certified. Our manufacturing facilities in Grand Rapids are licensed to manufacture OTC products, consumer products, prescription transdermal, dermal and mucosal products, as well as wound care products. Our Grand Rapids facilities also have the capacity to produce well over 100 million patches annually and can be expanded as our needs grow. A number of our equipment lines have been fully funded by our partners to support the development of partnered products. In these cases, the partners retain title to those equipment lines, while we retain responsibility to maintain and operate them. Our operations include on-site quality control laboratories and testing procedures, quality assurance systems, and internal audit procedures for our processes and equipment.

Intellectual Property

Our success depends on our ability to obtain patents and protect our trade secrets and know-how. We must be able to operate without infringing on any other company's intellectual property and we must prevent others from infringing our intellectual property. Our strategy is to protect our intellectual property by filing both U.S. and international patents related to our proprietary technologies, products, inventions and improvements that are important to our business. As of October 31, 2013, we held 32 U.S. issued patents and 146 foreign issued patents (which include granted European patents rights that have been validated in various EU member states) and 32 U.S. pending patents and 60 foreign pending patents relating to our Corplex and MicroCor technologies and products. Our issued U.S. patents and patent applications will expire between 2019 and 2034. Some of the issued patents and pending patent applications, if issued may also be eligible for patent term adjustment and patent term restoration, thereby extending their patent terms.

Proprietary rights for our products in development and our potential products will be protected from use by third parties only to the extent that they are covered by valid and enforceable patents or are effectively maintained as trade secrets. Patents owned by us (or licensed by us) may not protect us from competition in the future and our pending patent applications may not result in patent rights being issued. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as they do under U.S. law.

The patent positions of pharmaceutical, drug delivery and biotechnology companies are complex and enforcement cannot be predicted with certainty. Our patents or patent applications, if issued, may be challenged or invalidated and the rights granted may not provide proprietary protection or competitive advantages over our competitors with similar technologies. Our competitors may also develop similar technologies to ours, or in fact duplicate our technologies. Because the regulatory timeline is quite long and expensive to develop the types of products that we develop, it is possible that before any of our products are commercialized, any related patent may expire or exist for only a short period of time following commercialization. This could negatively impact our ability to protect our future products and consequently our operating results and financial position.

Our products in developments may be covered by third party patents or other intellectual property rights, in which case we would need to obtain a license to continue to develop and/or market these products. Such licenses may not be available on acceptable terms and such licenses may not be attainable, which could delay product launches if we are required to design around a patent. Litigation may be necessary to defend against or assert claims of infringement enforce patents, protect trade secrets or know-how or to determine validity in order to freely sell a product in the marketplace. In addition, interference, derivation, post-grant oppositions or other proceedings may be necessary to determine rights to inventions in our patents. Litigation could incur substantial financial costs and may have a material adverse effect on our business, financial condition or results of operations.

In certain circumstances, we rely on trade secrets to protect our technology. Trade secrets are difficult to protect. Generally we protect our proprietary processes and manufacturing this way and we secure confidentiality agreements from all of our employees, contractors, consultants and advisors. We cannot assure that the agreements will not be breached or that we will be able to remedy such a breach or that our trade secrets will not become known in the public domain and be discovered by our competitors. Disputes may also arise with respect to know-how and inventions created by our employees, contractors and consultants. See the section entitled "Risk Factors—Risks Related to Our Intellectual Property."

Regulatory

Food and Drug Administration.    The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical, and consumer cosmetic products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, distribution, record keeping, approval, advertising and promotion of our products. Many of our products are combination drug-device products that are regulated as drugs by the FDA, with consultations from the device center in the FDA. Others, such as consumer teeth whitening products, are regulated by the FDA as cosmetics. Failure to comply with applicable FDA or other requirements may subject a company to a variety of administrative or judicial sanctions, such as the FDA's refusal to approve pending applications, a clinical hold, warning letters, recall or seizure of products, partial or total suspension of production, withdrawal of the product from the market, injunctions, fines, civil penalties or criminal prosecution.

FDA Regulation of Drugs.    The process required by the FDA under the new drug provisions of the Federal Food, Drug, and Cosmetic Act, or the FFDC Act, before our investigational drugs may be marketed in the U.S. generally involves the following:

  •
  Completion of extensive preclinical laboratory tests and preclinical animal studies, all performed in accordance with the FDA's Good Laboratory Practice, or GLP, regulations;

  •
  Submission of an Investigational New Drug application, or IND, which must become effective before clinical trials may begin;

  •
  Performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the investigational drug for each proposed indication in accordance with the FDA's current good clinical practice, or GCP, requirements;

  •
  Submission to the FDA of a New Drug Application, or NDA, after completion of all pivotal clinical trials;

  •
  Satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities at which the drug will be produced to assess compliance with current good manufacturing practice, or cGMP, regulations, or, for our medical device components, the Quality System Regulation, or QSR; and

  •
  FDA review and approval of an NDA prior to any commercial marketing or sale of the drug in the United States.

Preclinical tests include laboratory evaluation of the investigational drug, its chemistry, formulation and stability, as well as animal studies to assess its potential safety and efficacy. For human clinical trials to be conducted in the United States, we must generally submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of an IND, which must become effective before we may begin human clinical trials. An IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the trials as outlined in the IND and imposes a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. Our submission of an IND may not result in FDA authorization to commence clinical trials. Further, an independent Institutional Review Board, or IRB, at each medical center proposing to conduct the clinical trials must review and approve any clinical study as well as the related informed consent forms and authorization forms that permit us to use individually identifiable health information of study participants.

Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objective of the study, the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. The IRB must monitor the study until completed. There are also requirements governing the reporting of ongoing clinical trial results to public registries.

The foregoing discussion of clinical trials applies to clinical trials conducted under an IND. In some instances, we may conduct clinical trials outside of the United States, which may require different or additional regulatory submissions depending on the country in which the trial is conducted.

Human clinical trials are typically conducted in three sequential phases which may overlap or be combined:

  •
  Phase 1: Includes the initial introduction of an investigational drug into humans. Phase 1 studies are typically closely monitored and may be conducted in patients or normal volunteer subjects. Phase 1 studies are designed to determine the metabolism and pharmacologic actions of the drug in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. During these studies, sufficient information about the drug's pharmacokinetics and pharmacological effects should be obtained to permit the design of well-controlled, scientifically valid, Phase 2 studies. These studies include studies of drug metabolism, structure-activity relationships, and mechanism of action in humans, as well as studies in which investigational drugs are used as research tools to explore biological phenomena or disease processes.

  •
  Phase 2: Includes controlled clinical studies conducted to evaluate the effectiveness of the drug for a particular indication or indications in patients with the disease or condition under study and to determine the common short-term side effects and risks associated with the drug.

  •
  Phase 3: When Phase 2 clinical trials suggest effectiveness of a drug, Phase 3 clinical trials are undertaken to gather the additional information about effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for physician labeling.

We cannot be certain that we will successfully complete Phase 1, Phase 2 or Phase 3 clinical trials of our investigational drugs within any specific time period, if at all. Furthermore, the FDA or the IRB or the sponsor may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Sponsors of clinical trials may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate. During the clinical development of products, sponsors may meet and consult with the FDA in an effort to ensure that the design of their studies will likely provide data both sufficient and relevant for later regulatory approval; however, no assurance of approvability can be given by the FDA.

The results of product development, preclinical studies and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing and commercial shipment of the product. Submission of an NDA requires the payment of a substantial user fee to the FDA, and although the agency has defined user fee goals that govern the length of an NDA's review time, we cannot assure that the FDA will make a review decision in any particular timeframe. After the FDA evaluates the NDA and conducts inspections of manufacturing facilities where the drug product and/or its active pharmaceutical ingredient, or API, will be produced, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete but the application is not ready for approval. A Complete Response Letter may require additional clinical data and/or an one or more additional clinical trials, as FDA has required of our partner Agile, and/or other requirements related to clinical trials, preclinical studies or manufacturing, any of which may be expensive and require considerable time to complete. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval.

After approving a drug, the FDA may withdraw product approval if compliance with regulatory standards is not maintained or if safety problems occur after the product reaches the market. Requirements for additional Phase 4 studies (post approval marketing studies) to confirm safety and effectiveness in a broader commercial use population may be imposed as a condition of marketing approval. In addition, the FDA requires surveillance programs to monitor approved products which have been commercialized, and the agency has the power to require changes in labeling or to prevent further marketing of a product based on the results of these post-marketing programs.

Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially, based upon the type, complexity and novelty of the pharmaceutical product. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approval for any of our pharmaceutical systems under development on a timely basis, if at all. Success in preclinical or early stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities is not always conclusive and may be susceptible to varying interpretations which could delay, limit or prevent regulatory approval. Evolving safety concerns can result in the imposition of new requirements for expensive and time consuming tests. Even if a product receives regulatory approval, the approval may be significantly limited to specific indications. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Any pharmaceutical systems that we may develop and obtain approval for would also be subject to adverse findings of the active drug ingredients being marketed in different dosage forms and formulations. Delays in obtaining, or failures to obtain regulatory approvals would have a material adverse effect on our business. Marketing our pharmaceutical systems abroad will require similar regulatory approvals and is subject to similar risks. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action. Our partners are the NDA and ANDA holders and therefore communicate with FDA with respect to the applications.

Any drug products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including cGMP requirements, and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and state agencies, and are subject to periodic announced and unannounced inspections by the FDA and state agencies for compliance with cGMP regulations, which impose procedural and documentation requirements upon us and our third party manufacturers. In addition, changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. We cannot be certain that we or our present or future suppliers will be able to comply with the cGMP regulations and other FDA regulatory requirements.

Future FDA and state inspections may identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of previously unknown problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved NDA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing. For example, in 2008 and 2010 we conducted recalls of our fentanyl products and were inspected by the FDA. These inspections led to the issuance of FDA Forms 483 identifying inspectional observations that we have since corrected.

The FDA regulates drug labeling and promotion activities. The FDA has actively enforced regulations prohibiting the marketing of products for unapproved uses, and federal and state authorities are also actively litigating against sponsors who promote their drugs for unapproved uses under various fraud and abuse and false claims act statutes. We and our pharmaceutical systems are also subject to a variety of state laws and regulations in those states or localities where our pharmaceutical systems are or will be marketed. Any applicable state or local regulations may constrain our ability to market our pharmaceutical systems in those states or localities. We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

The FDA's policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our drug product candidates. Moreover, increased attention to the containment of health care costs in the U.S. and in foreign markets could result in new government regulations that could have a material adverse effect on our business. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or abroad.

The FDA also has the authority to require a risk evaluation and mitigation strategy (REMS) to ensure the safe use of the drug. The FDA has authority to require a REMS under the Food and Drug Administration Amendments Act of 2007, or FDAAA, when necessary to ensure that the benefits of a drug outweigh the risks.In determining whether a REMS is necessary, the FDA must consider the size of the population likely to use the drug, the seriousness of the disease or condition to be treated, the expected benefit of the drug, the duration of treatment, the seriousness of known or potential adverse events, and whether the drug is a new molecular entity. If the FDA determines a REMS is necessary, the drug sponsor must agree to the REMS plan at the time of approval. A REMS may be required to include various elements, such as a medication guide or patient package insert, a communication plan to educate health care providers of the drug's risks, limitations on who may prescribe or dispense the drug, or other measures that the FDA deems necessary to assure the safe use of the drug. In addition, the REMS must include a timetable to assess the strategy at 18 months, three years, and seven years after the strategy's approval. The FDA may also impose a REMS requirement on a drug already on the market if the FDA determines, based on new safety information, that a REMS is necessary to ensure that the drug's benefits outweigh its risks.

On July 9, 2012, FDA approved a REMS for extended-release and long-acting opioid medications. Several of our currently marketed drug products and investigational drugs, including fentanyl and buprenorphine, are subject to the REMS. There may be increased cost, administrative burden and potential liability associated with the marketing and sale of drugs subject to the REMS requirement, which could negatively impact the commercial benefits to us and our partners from the sale of these drug products and, if approved, drug product candidates. Our partners, as the holders of the marketing applications for the affected drugs, are responsible for compliance with the opioid REMS requirements.

Hatch-Waxman Act.    Section 505 of the FFDC Act describes three types of NDAs that may be submitted to the FDA to request marketing authorization for a new drug. A Section 505(b)(1) NDA is an application that contains full reports of investigations of safety and effectiveness. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, created two additional marketing pathways under Sections 505(b)(2) and 505(j) of the FFDC Act. A 505(b)(2) NDA is an application that contains full reports of investigations of safety and effectiveness but where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. This regulatory pathway enables the applicant to rely, in part, on the FDA's findings of safety and efficacy for an existing product, or published literature, in support of its application. Section 505(j) establishes an abbreviated approval process for generic version of approved drug products through the submission of an Abbreviated New Drug Application, or ANDA. An ANDA provides for marketing of a drug product that has the same active ingredients, dosage form, strength, route of administration, labeling, performance characteristics and intended use, among other things, to a previously approved product. ANDAs are termed "abbreviated" because they are generally not required to include preclinical (animal) and clinical (human) data to establish safety and effectiveness. Instead, generic applicants must scientifically demonstrate that their product is bioequivalent to (i.e., performs in the same manner as) the innovator drug. The generic version must deliver the same amount of active ingredients into a patient's bloodstream in the same amount of time as the innovator drug.

Upon submission of an ANDA or a 505(b)(2) NDA, an applicant must certify to the FDA that (1) no patent information on the drug product that is the subject of the application has been submitted to the FDA; (2) such patent has expired; (3) the date on which such patent expires; or (4) such patent is invalid or will not be infringed upon by the manufacture, use or sale of the drug product for which the application is submitted. This last certification is known as a paragraph IV certification. If the paragraph IV certification is challenged by an NDA holder or the patent owner(s) asserts a patent challenge to the paragraph IV certification, the FDA may not approve that application until the earlier of 30 months from the receipt of the notice of the paragraph IV certification, the expiration of the patent, when the infringement case concerning each such patent was favorably decided in the applicant's favor or such shorter or longer period as may be ordered by a court. This prohibition is generally referred to as the 30-month stay. In instances where an ANDA or 505(b)(2) NDA applicant files a paragraph IV certification, the NDA holder or patent owner(s) regularly take action to trigger the 30 month stay, recognizing that the related patent litigation may take many months or years to resolve. Thus, approval of an ANDA or 505(b)(2) NDA could be delayed for a significant period of time depending on the patent certification the applicant makes and the reference drug sponsor's decision to initiate patent litigation.

The Hatch-Waxman Act establishes periods of regulatory exclusivity for certain approved drug products, during which the FDA cannot approve (or in some cases accept) an ANDA or 505(b)(2) application that relies on the branded reference drug. For example, the holder of an NDA may obtain five years of exclusivity upon approval of a new drug containing a new chemical entity, or NCE, that has not been previously approved by the FDA. The Hatch-Waxman Act also provides three years of marketing exclusivity to the holder of an NDA (including a 505(b)(2) NDA) for a particular condition of approval, or change to a marketed product, such as a new formulation for a previously approved product, if one or more new clinical studies (other than bioavailability or bioequivalence studies) was essential to the approval of the application and was conducted/sponsored by the applicant. This three-year exclusivity period protects against FDA approval of ANDAs and 505(b)(2) NDA for drugs that include the innovation that required the new clinical data.

We expect that some of our drug candidates will utilize the section 505(b)(2) regulatory pathway. Even though several of our drug products utilize active drug ingredients that are commercially marketed in the United States in other dosage forms, we need to establish safety and effectiveness of those active ingredients in the formulation and dosage forms that we are developing. We also have several partnered products that are approved pursuant to ANDAs or will be filed under the ANDA pathway. All approved products, both innovator and generic, are listed in FDA's Approved Drug Products with Therapeutic Equivalence Evaluations (Orange Book).

The Drug Enforcement Administration.    Certain of our products, including our fentanyl patch, are regulated as a "controlled substance" as defined in the Controlled Substances Act of 1970, or CSA, which establishes registration, security, recordkeeping, reporting, storage, distribution and other requirements administered by the Drug Enforcement Administration, or DEA. The DEA is concerned with the control of handlers of controlled substances, and with the equipment and raw materials used in their manufacture and packaging, in order to prevent loss and diversion into illicit channels of commerce.

The DEA regulates controlled substances as Schedule I, II, III, IV or V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. Certain active ingredients such as fentanyl and buprenorphine, are listed by the DEA as Schedule II and Schedule III respectively under the CSA. Consequently, their manufacture, research, shipment, storage, sale and use are subject to a high degree of oversight and regulation. For example, all Schedule II drug prescriptions must be signed by a physician, generally physically presented to a pharmacist and may not be refilled without a new prescription. Furthermore, the amount of Schedule II substances we can obtain for clinical trials and commercial distribution is limited by the DEA in accordance with a quota system and our quota may not be sufficient to complete clinical trials or meet commercial demand. The DEA establishes annually an aggregate quota for how much fentanyl may be produced in total in the United States based on the DEA's estimate of the quantity needed to meet legitimate scientific and medicinal needs. This limited aggregate amount of fentanyl that the DEA allows to be produced in the United States each year is allocated among individual companies, who must submit applications annually to the DEA for individual production and procurement quotas. We must receive an annual quota from the DEA in order to produce or procure any Schedule II substance, including fentanyl for use in manufacturing our fentanyl products. The DEA may adjust aggregate production quotas and individual production and procurement quotas from time to time during the year, although the DEA has substantial discretion in whether or not to make such adjustments.

Annual registration is required for any facility that manufactures, distributes, dispenses, imports or exports any controlled substance. The registration is specific to the particular location, activity and controlled substance schedule. For example, separate registrations are needed for import and manufacturing, and each registration will specify which schedules of controlled substances are authorized.

The DEA typically inspects a facility to review its security measures prior to issuing a registration. Security requirements vary by controlled substance schedule, with the most stringent requirements applying to Schedule I and Schedule II substances. Required security measures include background checks on employees and physical control of inventory through measures such as cages, surveillance cameras and inventory reconciliations. Records must be maintained for the handling of all controlled substances, and periodic reports made to the DEA, for example distribution reports for Schedule I and II controlled substances, Schedule III substances that are narcotics, and other designated substances. Reports must also be made for thefts or losses of any controlled substance, and to obtain authorization to destroy any controlled substance. In addition, special authorization and notification requirements apply to imports and exports.

Failure to maintain compliance with applicable requirements, particularly as manifested in loss or diversion, can result in enforcement action that could have a material adverse effect on our business, results of operations and financial condition. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to revoke those registrations. In certain circumstances, violations could eventuate in criminal proceedings. Individual states also regulate controlled substances, and we and our partners will be subject to state regulation on distribution of these products.

There is a risk that DEA regulations may interfere with the supply of the drugs used in our clinical trials and sold commercially, and, thus on our ability to produce and distribute our products in the volume needed to meet clinical and commercial demand.

FDA Regulation of Consumer Cosmetic Products.    Consumer teeth whitening products are regulated by the FDA as cosmetics. The processing, formulation, safety, manufacturing, packaging, labeling, advertising and distribution of these products are subject to regulation by one or more federal agencies, including the FDA and the Federal Trade Commission, or FTC, and by various agencies of the states and localities in which these products are sold. Cosmetic products and their ingredients do not require premarket approval prior to sale, but are subject to specific labeling regulations. While the FDA has not promulgated specific cGMPs for the manufacture of cosmetics, the FDA has provided guidelines for cosmetic manufacturers to follow to ensure that their products are neither misbranded or adulterated.

The FTC exercises jurisdiction over the advertising of cosmetics. In recent years, the FTC has instituted numerous enforcement actions against companies for failure to have adequate substantiation for claims made in advertising or for the use of false or misleading advertising claims. We are also subject to regulation under various state, local, and international laws that include provisions governing, among other things, the formulation, manufacturing, packaging, labeling, advertising, and distribution of cosmetics.

Other Healthcare Laws.    Although we do not directly market or promote any of our products, we and our partners are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which we conduct our business. Such laws may include, without limitation: (a) federal and state laws relating to the Medicare and Medicaid programs and any other federal healthcare program; (b) federal and state laws relating to healthcare fraud and abuse, including, without limitation, the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the federal False Claims Act (31 U.S.C. §§ 3729 et seq.), the False Statements Statute, (42 U.S.C. § 1320a-7b(a)), the Exclusion Laws (42 U.S.C. § 1320a-7), the federal Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), the Anti-Inducement Statute (42 U.S.C. § 1320a-7a(a)(5)), the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a) and all criminal laws relating to healthcare fraud and abuse, including but not limited to 18 U.S.C. Section 286 and 287, and the Health Insurance Portability and Accountability Act of 1996, or

HIPAA (42 U.S.C. Section 1320d et. seq.); (c) state laws relating to Medicaid or any other state healthcare or health insurance programs; (d) federal or state laws relating to billing or claims for reimbursement submitted to any third party payor, employer or similar entity, or patient; (e) any other federal or state laws relating to fraudulent, abusive or unlawful practices connected in any way with the provision or marketing of healthcare items or services, including laws relating to the billing or submitting of claims for reimbursement for any items or services reimbursable under any state, federal or other governmental healthcare or health insurance program or any private payor; and (f) federal and state laws relating to health information privacy and security, including HIPAA, and any rules or regulations promulgated thereunder, the Health Information Technology for Economic and Clinical Health Act, or HITECH, enacted as part of the American Recovery and Reinvestment Act of 2009 and any regulations promulgated thereunder. If our operations or our partners' operations and practices are found to be in violation of any of such laws or any other governmental regulations that apply to us or our partners, we may be subject to penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, the exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our ability to operate our business and our financial results.

Coverage and Reimbursement.    Sales of our products marketed by our partners will depend, in part, on the extent to which our products will be covered by third-party payors, such as government health care programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly reducing reimbursements for certain medical products and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our products or a decision by a third-party payor to not cover our products could reduce or eliminate utilization of our products and have a material adverse effect on our sales, results of operations and financial condition. In addition, state and federal healthcare reform measures have been and will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressures.

Marketing and Sales

Due to the nature of our partnerships and our current business relationships, we currently do not have or require an in-house commercial sales force or marketing function. We have a business development program that generates new business opportunities with pharmaceutical and biopharma companies, including delivering their proprietary drugs in transdermal systems to improve their therapeutic profile, extending the brand life of drugs by offering new dosage formats, and co-developing products that we have initiated. Historically, we have partnered with pharmaceutical companies to market and sell each of the products that we develop and manufacture. In most cases, we work together with our partners to decide which products to develop. However, in some instances we selectively develop products on our own prior to partnering with another company. In the future, we may build our own commercial sales and marketing capability in certain niche markets in order to capture more of the economic value of the products that we may develop. We may also enter into co-promotion agreements for certain of our products with our partners. We will continue to pursue strategic alliances with partners who have significant marketing and distribution presence and expertise.

Competition

Our industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face competition from other companies in numerous industries, including pharmaceuticals and drug delivery. We believe the key competitive factors that will affect the commercial success of our products and the development of our product candidates include onset of action, bioavailability, efficacy, compliance, cost, convenience of dosing, safety and tolerability profile.

Companies focused on delivering small molecules transdermally include 3M, Johnson & Johnson, Lohmann Therapies Systems, or LTS, Mylan, Hisamitsu, or Noven, and Actavis. Companies operating in the microneedle transdermal field include 3M, Zosano, Theraject and Fujifilm. Several academic institutions are also conducting research in the microneedle field. In addition to microneedle technologies, there are other methods of transdermal delivery under development for biologics, including heat ablation, laser, ultrasound and radio frequency. Companies developing and manufacturing transdermal systems for biologics include Becton Dickinson, Vyteris, and Zogenix. Some of these companies may be addressing the same therapeutic areas or indications as we are.

Our current products compete, and products in development will compete, in highly competitive markets against both transdermal products and products addressing similar patient and customer needs through other delivery forms. Clonidine TDS, Fentanyl TDS and our future ANDA products will have competition from other generic pharmaceutical companies, including Mylan and Actavis, both of which have their own transdermal manufacturing capability. Other manufacturers of fentanyl patches use a different technology than ours, and although fentanyl patches made with either technology have experienced manufacturing challenges, competitors may claim their technology is superior. The Crest Whitestrips products compete with teeth whitening products marketed by various private labels such as those at Walgreens and CVS.

Many of our existing and potential competitors have substantially greater financial, research and development, and human resources than we do, may succeed in obtaining patent protection before us, and have greater experience than we do commercializing products and developing product candidates, including obtaining FDA and other regulatory approvals for product candidates. Consequently, our competitors are applying significant resources and experience to the problems of drug delivery and transdermal drug delivery in particular. We cannot assure you that our transdermal delivery systems will compete effectively against existing and future transdermal or other delivery systems.

Employees

As of November 30, 2013 we had 245 employees, including 28 in research and development, 199 in operations and 18 in general and administrative roles. From time to time, we also employ independent contractors to support our research and development and our administrative organizations. We also hire temporary employees when needed in our manufacturing and quality groups. None of our employees are represented by a collective bargaining unit, and we have never experienced a work stoppage. We consider our relations with our employees to be good.

Legal Proceedings

Historically, there has been litigation surrounding the Fentanyl TDS product that we manufacture for Par, in which we are named as a co-defendant with Actavis. We have had 19 past legal proceedings related to this product. The settlement amounts were shared equally with our partner and were not material. Eighteen of the cases have been dismissed with prejudice, and one case is pending. For the one product liability suit we have pending, we have insurance coverage up to $10 million dollars with a maximum liability of $50,000 of out-of-pocket expense. We do not believe that the case has merit and plan to defend against this claim.

Facilities

Our principal executive offices and research and development operations are located in Menlo Park, California, in a 25,000 square foot building which houses full product research and development capabilities, including proprietary drug delivery research in novel polymer blending and formulations; system design and engineering; prototyping and pilot manufacturing; analytical, quality assurance and quality control; early nonclinical and clinical development; and regulatory capabilities for clinical development and pilot scale manufacture. We have been in our current Menlo Park location for seven years and the term of our current Menlo Park lease has been extended to December 2014. We are also evaluating opportunities for facility expansion.

Our manufacturing facilities are located in Grand Rapids, Michigan in three buildings comprising approximately 200,000 square feet. We manufacture all of our current commercial products at these facilities. We also perform process development, prototyping, pilot and commercial manufacturing and quality control in our labs in Grand Rapids. We are qualified for prescription transdermal, dermal, mucosal and wound care products as well as OTC products. The facility is FDA and DEA registered and ISO9001 and ISO13485 certified.

We lease two of our three existing buildings in Grand Rapids on a long term basis. One building is dedicated exclusively to shipping and receiving, inventory and warehousing, but the space has been improved for multipurpose use. Our warehouse lease will expire in 2015. The other two buildings house all commercial manufacturing as well as administrative offices. We also own a four acre lot across the street from the commercial manufacturing operations for planned future expansion.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of November 30, 2013:

Name	Age	Position(s)
Peter D. Staple	62	President, Chief Executive Officer and Director
Robert S. Breuil	51	Chief Financial Officer
Parminder Singh	50	Chief Technology Officer and Vice President, Research and Development
David Greenwood(1)	62	Director, Executive Chairman
Bhaskar Chaudhuri(1)(3)	59	Director
Gary W. Cleary	71	Director
Ronald Eastman(2)(3)	61	Director
Phyllis Gardner	63	Director
John W. Kozarich	64	Director
Robert W. Thomas(1)(2)	52	Director
Daniel G. Welch(2)(3)	56	Director

(1)
Member of the Audit Committee.

(2)
Member of the Compensation Committee.

(3)
Member of the Nominating and Governance Committee.

Executive Officers

Peter D. Staple.    Mr. Staple has served as our President, Chief Executive Officer and a director on our board since March 2008. He previously served as Chief Executive Officer of BioSeek, Inc., a drug discovery company applying predictive human biology, from 2002 to 2007 and was a director at BioSeek from 2002 to 2008. Prior to BioSeek, starting in 1994, he had various positions at ALZA Corporation, an early leader in the field of oral and transdermal drug delivery, from 1994 to 2001, most recently as Executive Vice President, Chief Administrative Officer and General Counsel, until ALZA's merger with Johnson & Johnson, or J&J, in 2001. Prior to joining ALZA, Mr. Staple served in senior positions at Cetus and Chiron Corporations, each a biotechnology company. Prior to entering the biotechnology industry, Mr. Staple practiced corporate and securities law with Heller Ehrman LLP, a law firm. Mr. Staple serves as chairman of the board of directors of Depomed, Inc. He holds B.A. and J.D. degrees from Stanford University. Our board believes that Mr. Staple's experience in the biotechnology and drug delivery businesses and management expertise qualify him to serve as a member of the board.

Robert S. Breuil.    Mr. Breuil joined Corium in September 2012. Prior to that, he served as the Chief Financial Officer of Codexis, Inc., a developer of biocatalysts for the pharmaceutical and complex industries, from 2006 to September 2009. From 2002 to 2005, Mr. Breuil was the Chief Financial Officer of Aerogen, Inc., a specialty pharmaceutical company focusing on the field of aerosolized drug delivery, which was acquired by Nektar Therapeutics in October 2005. Prior to Aerogen, Mr. Breuil worked at ALZA, where he held numerous positions including Director of Corporate Planning and Analysis and Controller. In 2001, ALZA was acquired by J&J and Mr. Breuil stayed on as Controller until joining Aerogen in 2002. Before his industry experience, he served for eight years as a naval officer and aviator. Mr. Breuil received a B.S. from the United States Naval Academy and an M.B.A. from the Stanford Graduate School of Business.

Parminder Singh, Ph.D.    Dr. Singh joined Corium in 2002. Prior to working at Corium, Dr. Singh held research and development and senior management positions at Novartis International AG, an international pharmaceutical company, Ciba-Geigy AG, a pharmaceutical company that merged into Novartis and

Vyteris, Inc., a specialty pharmaceutical company developing and producing transdermal systems. Dr. Singh holds a B.Pharm and an M.Pharm from Punjab University in India. He received his Ph.D. in Pharmaceutics from the University of Queensland, Australia and completed his post-doctorate fellowship at the University of California, San Francisco. He is a member of the American Association of Pharmaceutical Scientists and the Controlled Release Society.

Directors

David L. Greenwood.    Mr. Greenwood has served on our board of directors since December 2010, and as our Executive Chairman since June 2012. Beginning in July 2013, Mr. Greenwood became a full time employee of our company, with primary responsibility in strategic positioning and financing. He is the former President, Chief Executive Officer, Chief Financial Officer and Director of Geron where he worked from 1995 until December 2011. He was previously on the board of directors of Geron's wholly-owned subsidiary, Geron Bio-Med Limited, Geron's majority-owned subsidiary, TA Therapeutics, Ltd., ViaGen, Inc., and Clone International. He also served on the Board of Regents for Pacific Lutheran University. From 1979 until joining Geron, Mr. Greenwood held various positions with J.P. Morgan & Co. Incorporated, an international banking firm. Mr. Greenwood holds a B.A. from Pacific Lutheran University and a M.B.A. from Harvard Business School. Our board believes that Mr. Greenwood's financial and business expertise in the biotech industry qualify him to serve as a member of the board.

Bhaskar Chaudhuri, Ph.D.    Dr. Chaudhuri has served on our board of directors since February 2010. He has been an operating partner of Frazier Healthcare since July 2011. He served as President of Valeant Pharmaceuticals International, or Valeant, a pharmaceutical company with a diverse range of products, from January 2009 to September 2010. Prior to Valeant, Dr. Chaudhuri served for seven years as Chief Executive Officer and President of Dow Pharmaceutical Sciences, Inc., a dermatology company specializing in the development of topical products that was acquired by Valeant. Before joining Dow, he served as General Manager of the Dermatology Division of Mylan Laboratories, and as Executive Vice President of Scientific Affairs at Bertek Pharmaceuticals, a subsidiary of Mylan, where he was responsible for research and development activities as well as certain of the company's manufacturing operations. Prior to this, he served as Vice President of Research and Development at Penederm, Inc., a skin-products and drug delivery company. He sits on the board of directors at IGI Laboratories, Inc. and Silvergate Pharmaceuticals, Inc. Dr. Chaudhuri holds a B.Pharm and an M.Pharm from Jadavpur University in India and a Pharm.D from the University of Louisiana. Our board believes that Dr. Chaudhuri's industry management experience gives him extensive product development and commercialization knowledge which qualifies him to serve as a member of the board.

Gary W. Cleary, Ph.D.    Dr. Cleary has served on our board of directors since 2002. Dr. Cleary is a co-founder and Scientific Advisor of Corium. During his career, he held research and management positions at the FDA, ALZA, Key Pharmaceuticals, Genentech, Inc., and Cygnus, Inc., a company that developed the Ortho-Evra Patch and self-monitoring devices for glucose measurements. Dr. Cleary founded Cygnus in 1985 and served as its President, Chairman and Scientific Advisor. Early in his career, Dr. Cleary served for three years in the U.S. Public Health Service. Dr. Cleary is a Fellow of the American Association of Pharmaceutical Scientists and the American Institute of Medical and Biomedical Engineering and past president of the Controlled Release Society. Dr. Cleary is currently a member of Rutgers University's Biomedical Engineering Advisory Board, and the Pharmaceutical Advisory Boards of the University of California, San Francisco, the University of Pacific and Appian Labs, LLC. Dr. Cleary earned a Pharm.D. degree from the University of California, San Francisco, an M.B.A. in health sciences from the University of Miami, and a Ph.D. in pharmaceutics from Rutgers University. Our board believes that Dr. Cleary's deep institutional knowledge of Corium and our technologies and his scientific expertise qualify him to serve as a member of the board.

Ronald Eastman.    Mr. Eastman has served on our board of directors since 2007. Mr. Eastman joined Essex Woodlands Health Ventures, or Essex Woodlands, in October 2006, as a managing director. Prior to joining Essex Woodlands, Mr. Eastman was Chief Executive Officer at Rinat Neuroscience, a private biotech company spun out of Genentech in late 2001. Rinat was acquired by Pfizer in 2006. From 1996 to 1999 he was Chief Executive Officer at Geron Corporation, or Geron, a biotech company in the fields of regenerative medicine and cancer. From 1999 to 2002, Mr. Eastman had a leadership position with HCORP, a hospital-based, interactive patient services company, which was acquired by a competitor in 2001. He began his career at American Cyanamid Company, which was acquired by American Home Products (now Pfizer), where he held jobs with increasing responsibility. He currently serves as Chairman of the board of directors at Elusys Therapeutics, and several other private companies. Mr. Eastman served on the board of directors at The Buck Institute, the largest non-profit research institute in the United States studying diseases of aging. Mr. Eastman holds a B.A. from Williams College and an M.B.A. from Columbia University. Our board believes that Mr. Eastman's experience in the biotech industry and management expertise qualify him to serve as a member of the board.

Phyllis Gardner, M.D.    Dr. Gardner has served on our board of directors since 2007. Dr. Gardner is currently a Professor of Medicine at Stanford University, where she has held several positions since she began there in 1984, including Senior Associate Dean for Education and Student Affairs. She has also been an adjunct partner at Essex Woodlands since 1999. From 1994 to 1996, she took a leave of absence to work at ALZA as a Principal Scientist, Vice President of Research and as Head of ALZA Technology Institute. She has received numerous national awards and honors and serves on the board of directors of Revance Therapeutics, Dr. Gardner holds a B.S. from the University of Illinois and an M.D. from Harvard Medical School. She trained in internal medicine at Massachusetts General Hospital, followed by a Chief Residency at Stanford University Medical Center. She completed research fellowships at the College of Physicians and Surgeons at Columbia University and University College, London, U.K. Our board believes that Dr. Gardner's expertise in medicine, pharmacology and drug delivery systems qualify her to serve as a member of the board.

John W. Kozarich, Ph.D.    Dr. Kozarich has served on our board of directors since 2007. He has been the President, Chief Science Officer and chairman of the board of directors of ActivX Biosciences, Inc., a company specializing in drug delivery technology, since February 2001. Dr. Kozarich previously served as a Vice President at Merck Research Laboratories, from 1992 to 2001 where he was responsible for programs including antimicrobial drug discovery, enzymology, 5a-reductase biology, lipid biochemistry, nuclear receptors, ion channels and structural biology. Previously, Dr. Kozarich held faculty positions at the University of Maryland, College Park, and Yale University School of Medicine. He also served as Vice President, Research and Development at Alkermes, a biotechnology company that develops products based on sophisticated drug delivery technologies. He is the chairman of the board of directors of Ligand Pharmaceuticals, Inc., the Chief Pharmaceutical Advisor to KinDex Therapeutics, Inc., and the Chief Scientific Advisor for Kyorin Pharmaceutical Co. Dr. Kozarich has also served on numerous government and academic committees. Dr. Kozarich received a B.S. in chemistry from Boston College and a Ph.D. in biological chemistry from the Massachusetts Institute of Technology, where he was a National Science Foundation pre-doctoral Fellow. He was a National Institutes of Health post-doctoral Fellow at Harvard University. Our board believes that Dr. Kozarich's experience in biomedical research and leadership experience in the pharmaceutical industry qualify him to serve as a member of the board.

Robert W. Thomas.    Mr. Thomas has served on our board of directors since 2007, and from 2007 to 2008 served as our Chief Executive Officer. Since March 2013, he has been a partner at Aphelion Capital, LLC, a venture capital firm focused on medical technology. From 1998 until 2006, he served as the President, Chief Executive Officer and member of the board directors of Fox Hollow Technologies, Inc. a medical device company specializing in the design, development and manufacture of devices for the treatment of peripheral artery disease, and prior to serving as President and Chief Executive Officer, Mr. Thomas was Vice President of Operations for Fox Hollow. From 1997 through 1998, Mr. Thomas was Vice President of Operations for the women's health company, Conceptus Inc., and prior to that was the founder of Thomas Medical, Inc., a private medical device company that was ultimately sold to GE Healthcare. Mr. Thomas also was a manager and director of operations at Access Devices, where he worked from 1984 to 1990, which was acquired by Baxter Healthcare. From 2006 until its acquisition by Stryker in 2011, Mr. Thomas served as a member of the board of directors of Concentric Medical, Inc. From 2009 until January 2013, Mr. Thomas served as a member of the board of directors of CV Ingenuity Corp. and Mr. Thomas currently serves as a member of the board of directors for TriVascular, Inc. Mr. Thomas received a B.A. from Ursinus College. Our board believes that Dr. Thomas' extensive industry management and operations background experience qualify him to serve as a member of the board.

Daniel G. Welch.    Mr. Welch has served on our board of directors since 2007. Mr. Welch serves as Chairman, Chief Executive Officer and President of InterMune Inc., a biotech company focused on research, development, and commercialization of therapies for pulmonology and fibrotic diseases, and as a member of the board of directors of InterMune, where he has worked since 2003. Before joining InterMune, Mr. Welch served as a consultant to Warburg Pincus LLC, a global private equity investment firm. From 2002 to 2003, Mr. Welch served as chairman and chief executive officer of Triangle Pharmaceuticals, Inc., a pharmaceutical company. From 2000 to 2002, Mr. Welch served as president of the pharmaceutical division of Elan Corporation, plc. From 1987 to 2000, Mr. Welch served in various senior management roles at Sanofi (now Sanofi-Aventis) and its predecessor companies Sanofi and Sterling Winthrop. From 1980 to 1987, Mr. Welch was with American Critical Care, a division of American Hospital Supply. Mr. Welch has served on the board of directors of Hyperion Therapeutics, Inc. since August 2012 and on the board of directors of Seattle Genetics since 2006, Mr. Welch holds a B.B.A. from the University of Miami and an M.B.A. from the University of North Carolina. Our board believes that Mr. Welch's deep understanding of operational and financial aspects of pharmaceutical companies qualify him to serve as a member of the board.

Appointment of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board Composition

Our board of directors may establish the authorized number of directors from time to time by resolution. Our board of directors currently consists of nine members. Our current certificate of incorporation and a voting agreement among certain investors provide for up to six directors to be designated by holders of our preferred stock. Mr. Eastman, Dr. Gardner and Mr. Welch are the board designees of holders of our preferred stock and the remaining seats reserved for designees of holders of the preferred stock are vacant.

The voting agreement and the provisions of our certificate of incorporation by which Mr. Eastman, Dr. Gardner and Mr. Welch were elected will terminate in connection with our initial public offering and there will be no contractual obligations regarding the election of our directors. Each of our current directors will continue to serve until the election and qualification of his or her successor, or his or her earlier death, resignation or removal.

Because Mr. Eastman and his affiliates beneficially own more than a majority of our outstanding voting power, we are eligible to be a "controlled company" under the corporate governance rules of the NASDAQ Global Market. A company that avails itself of the controlled company exemption is not required to have a majority of its board of directors to be independent, nor is it required to have a compensation committee, a nominating and corporate governance committee or an independent nominating function, among other stock exchange listing requirements for companies that are not controlled companies. We have no current plans to avail ourselves of this exemption, and plan to comply with the stock exchange listing requirements for companies that are not controlled companies, but we could elect in the future to avail ourselves of this exemption.

Classified Board

Our restated certificate of incorporation and restated bylaws that will be in effect upon the completion of this offering provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. Our directors will be divided among the three classes as follows:

  •
  Class I directors, whose initial term will expire at the annual meeting of stockholders to be held in 2015, will consist of                      and                       ;

  •
  Class II directors, whose initial term will expire at the annual meeting of stockholders to be held in 2016, will consist of                      and                       ; and

  •
  Class III directors, whose initial term will expire at the annual meeting of stockholders to be held in 2017, will consist of and                                             ;

  •
  Directors in a particular class will be elected for three-year terms at the annual meeting of stockholders in the year in which their terms expire. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director's term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal.

Our restated certificate of incorporation and restated bylaws that will be in effect upon the completion of this offering authorize only our board of directors to fill vacancies on our board of directors. Any additional directorships resulting from an increase in the authorized number of directors would be distributed among the three classes so that, as nearly as possible, each class would consist of one-third of the authorized number of directors.

The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See "Description of Capital Stock—Anti-Takeover Provisions—Restated Certificate of Incorporation and Restated Bylaw Provisions."

Director Independence

Our common stock will be listed on the NASDAQ Global Market. The listing rules of this stock exchange generally require that a majority of the members of a listed company's board of directors be independent within specified periods following the closing of an initial public offering. Our board of directors has determined that none of our non-employee directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the rules of the NASDAQ Global Market.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 within the one year transition period provided by Rule 10A-3 and the current NASDAQ rules.

Board Committees

Our board of directors has established an audit committee, a compensation committee, and a nominating and governance committee. Each of these committees will have the composition and responsibilities described below as of the closing of our initial public offering. Members serve on these committees until their resignations or until otherwise determined by our board of directors.

Audit Committee

Our audit committee is comprised of Dr. Chaudhuri, Mr. Thomas and Mr. Greenwood. Mr. Greenwood is the chairman of our audit committee. Dr. Chaudhuri and Mr. Thomas each meet the requirements for independence under the current NASDAQ and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our board of directors has determined that Mr. Greenwood is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose on him any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

  •
  selecting the independent registered public accounting firm to audit our financial statements;

  •
  ensuring the independence of the independent registered public accounting firm;

  •
  discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;

  •
  establishing procedures for employees to submit anonymously concerns about questionable accounting or audit matters;

  •
  considering the adequacy of our internal controls and internal audit function;

  •
  reviewing material related party transactions or those that require disclosure; and

  •
  approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Our compensation committee is comprised of Mr. Eastman, Mr. Thomas and Mr. Welch. Mr. Welch is the chairman of our compensation committee. Each member of this committee meets the requirements for independence under the current NASDAQ and SEC rules and regulations and is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1984, as amended, or the Code. Our compensation committee is responsible for, among other things:

  •
  reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

  •
  reviewing and recommending to our board of directors the compensation of our directors;

  •
  reviewing and approving, or recommending that our board of directors approve, the terms of any compensatory agreements with our executive officers;

  •
  administering our stock and equity incentive plans;

  •
  reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

  •
  reviewing our overall compensation philosophy.

Nominating and Governance Committee

Our nominating and governance committee is comprised of Dr. Chaudhuri, Mr. Eastman and Mr. Welch. Dr. Chaudhuri is the chairman of our nominating and governance committee. Each member of the nominating and governance committee meets the requirements for independence under the current NASDAQ rules and regulations. Our nominating and governance committee is responsible for, among other things:

  •
  identifying and recommending candidates for membership on our board of directors;

  •
  developing, reviewing and recommending our corporate governance guidelines and policies;

  •
  reviewing proposed waivers of the code of conduct for directors and executive officers; and

  •
  assisting our board of directors on corporate governance matters.

We have made our committee charters available on our website at www.coriumgroup.com.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during fiscal 2013.

Code of Business Ethics and Conduct

In connection with our initial public offering, our board of directors will adopt a code of business ethics and conduct that will apply to all of our employees, officers and directors. The full text of our code of business conduct will be posted on the Investor Relations section of our website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our code of business conduct, or waivers of these provisions, on our website or in public filings.

Director Compensation

The following table presents the total compensation earned in fiscal 2013 for each member of our board of directors, except for our CEO, Mr. Staple, who receives no additional compensation for his service as a director. Other than as described in the table below, none of our directors, except Mr. Staple, received fees or reimbursement of any expenses (other than customary expenses in connection with the attendance of meetings of our board of directors) or any equity or non-equity awards in fiscal 2013. Mr. Staple's compensation is described below in the section titled "Executive Compensation."

Director Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)		All Other Compensation ($)		Total ($)
Bhaskar Chaudhuri	15,000	55,619		—		70,619
Gary W. Cleary		—		35,315	(3)	35,315
Ronald Eastman	—	—		—		—
Phyllis Gardner	11,500	—		—		11,500
David Greenwood	110,417	223,606		62,361	(4)	396,684
John Kozarich	13,500	6,955	(5)	—		20,455
Robert W. Thomas	19,000	—		—		19,000
Daniel G. Welch	16,000	—		—		16,000

(1)
The amounts reported in the Option Awards column represent the grant date fair market value of the stock options granted under the 2012 Equity Incentive Plan during fiscal 2013 as computed in accordance with ASC 718. The assumptions used in calculating the dollar amount recognized for financial statement reporting purposes of the equity awards reported in this column are set forth in note 11 to our financial statements included in this prospectus. Note that the amounts reported in the column reflect the accounting cost for these stock options, and do not correspond to the actual economic value that may be received by the directors from the stock options.

(2)
As of September 30, 2013, Mr. Greenwood held options to purchase up to 1,388,862 shares of common stock, Mr. Thomas held options to purchase up to 359,650 shares of common stock and Dr. Chaudhuri, Dr. Gardner, Dr. Kozarich and Mr. Welch each held options to purchase up to 345,460 shares of common stock.

(3)
Represents compensation paid to Dr. Cleary for services as an employee. Dr. Cleary received no compensation for services as a director.

(4)
Represents compensation paid to Mr. Greenwood for services as an employee.

(5)
Includes the fair value of an option to purchase shares of common stock that was issued in an option exchange in November 2012.

Our board of directors adopted a compensation policy applicable to all of our non-employee directors for cash retainers. This compensation policy provides that each such non-employee director will receive the following compensation for board of director services:

  •
  an annual cash retainer for serving on the board of directors of $12,000;

  •
  a fee of $1,500 paid for each board meeting attended;

  •
  a fee of $500 paid for each committee meeting attended; and

  •
  a fee of $500 paid for each telephonic meeting attended.

EXECUTIVE COMPENSATION

The following tables and accompanying narrative disclosure set forth information about the compensation provided to our senior executive officers during fiscal 2013. These executive officers, who include our principal executive officer and the two other most highly-compensated executive officers who were serving as executive officers as of September 30, 2013, the end of our last completed fiscal year were:

  •
  Peter D. Staple, President, Chief Executive Officer and Director;

  •
  Robert S. Breuil, Chief Financial Officer; and

  •
  Parminder Singh, Chief Technology Officer and Vice President, Research and Development.

We refer to these individuals in this section as our "Named Executive Officers."

Summary Compensation Table

The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to, earned by, and paid to our Named Executive Officers during fiscal 2013.

Name and Principal Position	Salary ($)	Option Awards ($)(1)		Non-equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
Peter D. Staple President, Chief Executive Officer and Director	418,591	319,816			3,619	(3)	932,026
Robert S. Breuil Chief Financial Officer	343,942	291,600			7,595	(4)	663,137
Parminder Singh Chief Technology Officer and Vice President, Research and Development	282,140	153,534	(5)		2,859	(6)	488,533

(1)
The amounts reported in the Option Awards column represent the grant date fair market value of the stock options granted to the Named Executive Officers during fiscal 2013 as computed in accordance with ASC 718. The assumptions used in calculating the dollar amount recognized for financial statement reporting purposes of the equity awards reported in this column are set forth in note 11 to our financial statements included in this prospectus. Note that the amounts reported in the column reflect the accounting cost for these stock options, and do not correspond to the actual economic value that may be received by the Named Executive Officers from the options.

(2)
Bonuses to be paid for fiscal 2013 have not yet been determined and we expect to pay such amounts in the second or third quarter of fiscal 2014.

(3)
Includes life insurance premiums of $320 and contributions to the officer's 401(k) plan of $3,299.

(4)
Includes pre-employment consulting fees of $7,275 and life insurance premiums of $320.

(5)
Includes the fair value of an option to purchase shares of common stock that was issued in an option exchange in November 2012.

(6)
Includes life insurance premiums of $320 and contributions to the officer's 401(k) plan of $2,539.

Outstanding Equity Awards at Year-End Table

The following table provides information regarding each unexercised stock option held by our Named Executive Officers as of September 30, 2013.

			Option Awards
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Peter D. Staple	08/26/2008	03/26/2008	3,578,600	—		$0.210	08/25/2018
	12/13/2012	12/13/2012	90,183	342,696	(1)(2)(5)	$0.220	12/12/2022
	12/13/2012	N/A	—	1,111,089	(3)	$0.220	12/12/2022
	02/20/2013	02/20/2013	72,146	360,733	(2)(4)	$0.220	02/19/2023
Robert S. Breuil	12/13/2012	09/04/2012	450,000	1,350,000	(1)(2)	$0.220	12/12/2022
Parminder Singh	07/21/2004	09/30/2003	30,000	—		$0.234	07/20/2014
	09/30/2004	03/31/2004	30,000	—		$0.234	09/29/2014
	02/12/2008	02/12/2008	150,000	—		$0.210	02/11/2018
	11/12/2012	11/12/2012	440,000	—		$0.220	11/11/2022
	12/13/2012	12/13/2012	276,250	63,750	(4)	$0.220	12/12/2022
	02/20/2013	02/20/2013	49,583	290,417	(4)	$0.220	02/19/2023

(1)
Shares subject to the stock options vest over a four year period, with 1/4th of the shares vesting on the first anniversary of the vesting commencement date and 1/48th of the shares vesting each month following the first anniversary of the vesting commencement date, subject to continued service with us through each vesting date.

(2)
Shares subject to the stock options vest 100% upon a qualifying termination of the officer's employment with us following a change in control, as described under "—Potential Payments upon Termination or Change of Control."

(3)
Shares subject to the stock options vest 100% upon certain events occurring not later than July 13, 2015.

(4)
Shares subject to the stock options vest over a four year period, with 1/48th of the shares vesting each month following the vesting commencement date, subject to continued service with us through each vesting date.

Offer Letters and Employment Arrangements

Mr. Staple's Employment Offer Letter

On March 14, 2008, we entered into an employment offer letter with Mr. Staple in connection with his appointment as our President and Chief Executive Officer. His employment agreement provided for an annual base salary of $375,000, subject to adjustment from time to time, and eligibility for an annual bonus, health insurance and other employee benefits as we established for our employees from time to time. In addition, he was granted an option to purchase 3,537,214 shares of our common stock, with an exercise price equal to the fair market value of our common stock on the date of grant. Mr. Staple's employment offer was subject to his execution of our standard employee proprietary information and inventions assignment agreement. Mr. Staple's offer letter provides for "at will" employment.

If we terminate Mr. Staple's employment within one year of a liquidation event (as defined in his offer letter) without cause (as defined in his offer letter), or if after a liquidation event, Mr. Staple resigns for good reason (as defined in his offer letter) and he delivers a release of claims agreement in a form satisfactory to us, he would be entitled to 12 months of his then current annual salary as well as a bonus amount (as defined in his offer letter) and we would pay for (or provide cash payments equal to) the monthly medical insurance premium under COBRA for 12 months.

Mr. Breuil's Employment Offer Letter

On August 28, 2012, we entered into an employment offer letter with Mr. Breuil in connection with his appointment as our Chief Financial Officer. His employment agreement provided for an annual base salary of $340,000, subject to adjustment from time to time, and eligibility for an annual bonus, health insurance and other employee benefits as we established for our employees from time to time. In addition, he was granted an option to purchase 1,400,000 shares of our common stock, with an exercise price equal to the fair market value of our common stock on the date of grant. Mr. Breuil's employment offer was subject to his execution of our standard employee proprietary information and inventions assignment agreement. Mr. Breuil's offer letter provides for "at will" employment.

If we terminate Mr. Breuil's employment within one year of a liquidation event (as defined in his offer letter) without cause (as defined in his offer letter), or if after a liquidation event, Mr. Breuil resigns for good reason (as defined in his offer letter) and he delivers a release of claims agreement in a form satisfactory to us, he would be entitled to 12 months of his then current annual salary as well as a bonus amount (as defined in his offer letter) and we would pay for (or provide cash payments equal to) the monthly medical insurance premium under COBRA for 12 months.

Potential Payments upon Termination or Change in Control

The Named Executive Officers are eligible to receive certain severance payments and benefits in connection with a termination of employment under various circumstances, including following a change in control of our company. The actual amounts that would be paid or distributed to an eligible Named Executive Officer as a result of a termination of employment occurring in the future may be different than those presented below as many factors will affect the amount of any payments and benefits upon a termination of employment. For example, some of the factors that could affect the amounts payable include the Named Executive Officer's base salary and the market price of our common stock. Although we have entered into a written agreement to provide severance payments and benefits in connection with a termination of employment under particular circumstances, we, or an acquirer, may mutually agree with the Named Executive Officers to provide payments and benefits on terms that vary from those currently contemplated. In addition to the amounts presented below, each Named Executive Officer would also be able to exercise any previously-vested stock options that he held. Finally, the Named Executive Officers are eligible to receive any benefits accrued under our broad-based benefit plans, such as accrued vacation pay, in accordance with those plans and policies.

  Involuntary Termination of Employment in Connection with a Change in Control

In the event of an involuntary termination of employment without "cause" within one year of a liquidation event or if after a liquidation event the Named Executive Officer resigns for "good reason", the Named Executive Officers are eligible to receive the following payments and benefits:

  •
  a lump-sum payment equal to his then-annual base salary for a period of 12 months from the date of termination;

  •
  health insurance premiums for himself and his eligible dependents under our group health insurance plans as provided under COBRA until the earliest of (i) the close of the 12-month period commencing on the date of his termination of employment, (ii) the expiration of his eligibility for continued coverage under COBRA or (iii) the date when he becomes eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment; and

  •
  our Chief Executive Officer and Chief Financial Officer each will receive a bonus opportunity without regard to achievement of any corporate performance goals.

The receipt of any payment termination-based payments or benefits is subject to the Named Executive Officer executing (and not subsequently revoking) a waiver and release of claims in favor of us.

In addition, in the event of an involuntary termination of employment (a termination of employment by us without "cause" or by the Named Executive Officer for "good reason") within one year following a liquidation event the outstanding equity awards of our Chief Executive Officer and Chief Financial Officer will vest with respect to 100% of the shares.

Employee Benefit Plans

2002 Stock Option Plan

Our 2002 Stock Option Plan was adopted by our board of directors in February 2002 and approved by our stockholders in May 2002 and terminated in 2012 when it was replaced by our 2012 Equity Incentive Plan. Accordingly, as of September 30, 2013, there are no shares of our common stock available for issuance under our 2002 Stock Option Plan. The 2002 Stock Option Plan continues to govern the stock options granted thereunder. A total of 10,096,110 shares of our common stock were reserved for issuance and as of September 30, 2013, options to purchase 137,030 of these shares had been exercised and options to purchase 5,422,524 of these shares remained outstanding. The options outstanding as of September 30, 2013 had a weighted-average exercise price of $0.22 per share. Following the completion of this offering, any outstanding options granted under the 2002 Stock Option Plan will remain outstanding, subject to the terms of our 2002 Stock Option Plan and stock option agreements, until such outstanding options are exercised or until they terminate or expire by their terms. Options granted under the 2002 Stock Option Plan have terms similar to those described below with respect to options to be granted under our 2014 Equity Incentive Plan.

StrataGent 2003 Stock Option Plan

In connection with our acquisition of StrataGent life Sciences, Inc. in September 2007, we assumed options granted under the StrataGent, Inc. 2003 Stock Plan, or the StrataGent Plan, held by StrataGent employees who continued employment with us after the closing, and converted them into options to purchase shares of our common stock. The StrataGent Plan was terminated on the closing of the acquisition, but the StrataGent Plan will continue to govern the terms of options we assumed in the acquisition. As of September 30, 2013, options to purchase 46,053 shares of our common stock remained outstanding under the StrataGent Plan at a weighted-average exercise price of approximately $0.07 per share. Our compensation committee currently administers the StrataGent Plan. 2012 Equity Incentive Plan.

2012 Equity Incentive Plan

Our 2012 Equity Incentive Plan was adopted by our board of directors in November 2012 and approved by our stockholders in February 2013. The 2012 Equity Incentive Plan provides for the grant of incentive stock options, which qualify for favorable tax treatment to their recipients under Section 422 of the Code, nonstatutory stock options, restricted stock units, and stock appreciation rights, as well as for the issuance of shares of restricted stock.

As of September 30, 2013, we had reserved 12,536,557 shares of our common stock for issuance under our 2012 Equity Incentive Plan. As of September 30, 2013, options to purchase 8,500 of these shares had been exercised (of which none have been repurchased and returned to the pool of shares reserved for issuance under the 2012 Equity Incentive Plan), options to purchase 10,019,107 of these shares remained outstanding and 2,528,057 of these shares remained available for future grant. The options outstanding as of September 30, 2013 had a weighted-average exercise price of $0.22 per share. We will cease issuing awards under our 2012 Equity Incentive Plan upon the implementation of our 2014 Equity Incentive Plan. Our 2014 Equity Incentive Plan will be effective on the date immediately prior to the date of this prospectus. As a result, we will not grant any additional options under the 2012 Equity Incentive Plan following that date, and the 2012 Equity Incentive Plan will terminate at that time. However, any outstanding options granted under the 2012 Equity Incentive Plan will remain outstanding, subject to the terms of our 2012 Equity Incentive Plan and stock option agreements, until such outstanding options are exercised or until they terminate or expire by their terms. Options granted under the 2012 Equity Incentive Plan have terms similar to those described below with respect to options to be granted under our 2014 Equity Incentive Plan.

2014 Equity Incentive Plan

We will adopt a 2014 Equity Incentive Plan that will become effective on the date immediately prior to the date of this prospectus and will serve as the successor to our 2012 Equity Incentive Plan. We reserved               shares of our common stock to be issued under our 2014 Equity Incentive Plan. In addition, shares that were not issued under our 2012 Equity Incentive Plan will be available for grant and issuance under our 2014 Equity Incentive Plan. The number of shares reserved for issuance under our 2014 Equity Incentive Plan will increase automatically on               of each of               through               by the number of shares equal to          % of the total outstanding shares of our common stock as of the immediately preceding December 31. However, our board of directors or compensation committee may reduce the amount of the increase in any particular year. In addition, the following shares will again be available for grant and issuance under our 2014 Equity Incentive Plan:

  •
  shares subject to options or stock appreciation rights granted under our 2014 Equity Incentive Plan that cease to be subject to the option or stock appreciation right for any reason other than exercise of the option or stock appreciation right;

  •
  shares subject to awards granted under our 2014 Equity Incentive Plan that are subsequently forfeited or repurchased by us at the original issue price;

  •
  shares subject to awards granted under our 2014 Equity Incentive Plan that otherwise terminate without shares being issued;

  •
  shares surrendered, cancelled, or exchanged for cash or a different award (or combination thereof);

  •
  shares reserved but not issued or subject to outstanding grants under our 2012 Equity Incentive Plan on the date of this prospectus;

  •
  shares issuable upon the exercise of options or subject to other awards under our 2012 Equity Incentive Plan or 2002 Stock Option Plan prior to the date of this prospectus that cease to be subject to such options or other awards by forfeiture or otherwise after the date of this prospectus;

  •
  shares issued under our 2012 Equity Incentive Plan or 2002 Stock Option Plan that are forfeited or repurchased by us after the date of this prospectus; and

  •
  shares subject to awards under our 2012 Equity Incentive Plan or 2002 Stock Option Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award.

Our 2014 Equity Incentive Plan authorizes the award of stock options, restricted stock awards (RSAs), stock appreciation rights (SARs), restricted stock units (RSUs), performance awards and stock bonuses. No person will be eligible to receive more than               shares in any calendar year under our 2014 Equity Incentive Plan other than a new employee of ours, who will be eligible to receive no more than               shares under the plan in the calendar year in which the employee commences employment.

Our 2014 Equity Incentive Plan will be administered by our compensation committee, all of the members of which are outside directors as defined under applicable federal tax laws, or by our board of directors acting in place of our compensation committee. The compensation committee will have the authority to construe and interpret our 2014 Equity Incentive Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan.

Our 2014 Equity Incentive Plan will provide for the grant of awards to our employees, directors, consultants, independent contractors and advisors, provided the consultants, independent contractors, directors and advisors render services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of stock options must be at least equal to the fair market value of our common stock on the date of grant.

We anticipate that in general, options will vest over a four-year period. Options may vest based on time or achievement of performance conditions. Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The maximum term of options granted under our 2014 Equity Incentive Plan is ten years.

An RSA is an offer by us to sell shares of our common stock subject to restrictions, which may vest based on time or achievement of performance conditions. The price (if any) of an RSA will be determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to or repurchased by us.

Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price up to a maximum amount of cash or number of shares. SARs may vest based on time or achievement of performance conditions.

Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. If an RSU has not been forfeited, then on the date specified in the RSU agreement, we will deliver to the holder of the restricted stock unit whole shares of our common stock (which may be subject to additional restrictions), cash or a combination of our common stock and cash.

Our 2014 Equity Incentive Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Internal Revenue Code. To help assure that the compensation attributable to performance-based awards will so qualify, our compensation committee can structure such awards so that the stock or cash will be issued or paid pursuant to such award only following the achievement of specified pre-established performance goals during a designated performance period. These awards are subject to forfeiture prior to settlement because of termination of employment or failure to achieve the performance conditions.

Stock bonuses may be granted as additional compensation for service or performance, and therefore, not be issued in exchange for cash.

In the event there is a specified type of change in our capital structure without our receipt of consideration, such as a stock split, appropriate adjustments will be made to the number of shares reserved under our 2014 Equity Incentive Plan, the maximum number of shares that can be granted in a calendar year, and the number of shares and exercise price, if applicable, of all outstanding awards under our 2014 Equity Incentive Plan.

Awards granted under our 2014 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or as determined by our compensation committee. Unless otherwise permitted by our compensation committee, stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee's guardian or legal representative. Options granted under our 2014 Equity Incentive Plan generally may be exercised for a period of three months after the termination of the optionee's service to us, for a period of 12 months in the case of death or for a period of six months in the case of disability, or such longer period as our compensation committee may provide. Options generally terminate immediately upon termination of employment for cause.

Our 2014 Equity Incentive Plan provides that in the event of a specified corporate transaction, including without limitation a consolidation, merger, or similar transaction involving our company, the sale, lease or other disposition of all or substantially all of the assets of our company or the consolidated assets of our company and our subsidiaries, or a sale or disposition of at least 50% of the outstanding capital stock of our company, the administrator will determine how to treat each outstanding stock award. The administrator may:

  •
  arrange for the assumption, continuation or substitution of a stock award by a successor corporation;

  •
  arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation;

  •
  accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

  •
  arrange for the lapse, in whole or in part, of any reacquisition or repurchase right held by us; or

  •
  cancel the stock award prior to the transaction in exchange for a cash payment, which may be reduced by the exercise price payable in connection with the stock award.

The administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner. The administrator may take different actions with respect to the vested and unvested portions of a stock award.

Our 2014 Equity Incentive Plan will terminate ten years from the date our board of directors approves the plan, unless it is terminated earlier by our board of directors. Our board of directors may amend or terminate our 2014 Equity Incentive Plan at any time. If our board of directors amends our 2014 Equity Incentive Plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law.

2014 Employee Stock Purchase Plan

We will adopt a 2014 Employee Stock Purchase Plan in order to enable eligible employees to purchase shares of our common stock at a discount following the date of this offering. Purchases will be accomplished through participation in discrete offering periods. Our 2014 Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Code. We initially reserved               shares of our common stock for issuance under our 2014 Employee Stock Purchase Plan. The number of shares reserved for issuance under our 2014 Employee Stock Purchase Plan will increase automatically on the               day of                             of each of the first               calendar years following the first offering date by the number of shares equal to the greater of          % of the total outstanding shares of our common stock as of the immediately preceding December 31st (rounded to the nearest whole share) or the actual number of shares purchased under the 2014 Employee Stock Purchase Plan in the immediately preceding fiscal year. However, our board of directors or compensation committee may reduce the amount of the increase in any particular year. The aggregate number of shares issued over the term of our 2014 Employee Stock Purchase Plan will not exceed                shares of our common stock.

Our compensation committee will administer our 2014 Employee Stock Purchase Plan. Our employees generally are eligible to participate in our 2014 Employee Stock Purchase Plan; our compensation committee may in its discretion elect to exclude employees who workless than 20 hours per week or less than five months in a calendar year. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2014 Employee Stock Purchase Plan, are ineligible to participate in our 2014 Employee Stock Purchase Plan. We may impose additional restrictions on eligibility. Under our 2014 Employee Stock Purchase Plan, eligible employees will be able to acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees will be able to select a rate of payroll deduction between 1% and 15% of their eligible cash compensation. We will also have the right to amend or terminate our 2014 Employee Stock Purchase Plan at any time. Our 2014 Employee Stock Purchase Plan will terminate on the tenth anniversary of the last day of the first purchase period, unless it is terminated earlier by our board of directors.

When an initial purchase period commences, our employees who meet the eligibility requirements for participation in that purchase period will automatically be granted a nontransferable option to purchase shares in that purchase period. For subsequent purchase periods, new participants will be required to enroll in a timely manner. Once an employee is enrolled, participation will be automatic in subsequent purchase periods. Each purchase period will run for no more than six months. An employee's participation automatically ends upon termination of employment for any reason.

Except for the first purchase period, each purchase period will be for six months (commencing each                             and                              ). The first purchase period will begin upon the effective date of this offering and will end on                             2014.

No participant will have the right to purchase our shares in an amount, when aggregated with purchase rights under all our employee stock purchase plans that are also in effect in the same calendar year(s), that has a fair market value of more than $25,000, determined as of the first day of the applicable purchase period, for each calendar year in which that right is outstanding. In addition, no participant will be permitted to purchase more than 2,500 shares during any one purchase period or such lesser amount determined by our compensation committee. The purchase price for shares of our common stock purchased under our 2014 Employee Stock Purchase Plan will be 85% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of each purchase period in the applicable offering period.

If we experience a change in control transaction, any offering period that commenced prior to the closing of the proposed change in control transaction will be shortened and terminated on a new purchase date. The new purchase date will occur prior to the closing of the proposed change in control transaction and our 2014 Employee Stock Purchase Plan will then terminate on the closing of the proposed change in control.

401(k) Plan

We sponsor a retirement plan intended to qualify for favorable tax treatment under Section 401(k) of the Code. Eligible employees may make pre-tax contributions to the plan from their eligible earnings up to the limit under Section 402(g) of the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. Pre-tax contributions by participants to the plan and the income earned on those contributions are generally not taxable to participants until withdrawn. Participant contributions are held in trust as required by law. No minimum benefit is provided under the plan. An employee's interest in his or her pre-tax deferrals is 100% vested when contributed. Our board of directors approved a discretionary employer match equal to 15% of employee's elective deferrals up to a maximum of 6% of the participants' compensation.

Limitations on Liability and Indemnification Matters

Our restated certificate of incorporation will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

  •
  for any breach of their duty of loyalty to our company or our stockholders; for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or for any transaction from which they derived an improper personal benefit. Our restated bylaws will provide that we shall indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our restated bylaws will provide that we may indemnify our employees or agents. Our restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Prior to the completion of this offering, we intend to obtain insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

Prior to completion of this offering, we also intend to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements may also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed above under "Executive Compensation," below we describe transactions since October 1, 2010 to which we have been a participant, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest or such other persons as may be required to be disclosed pursuant to Item 404 of Regulation S-K, which we refer collectively refer to as related parties.

Indebtedness

In June and November 2008, we entered into certain note and warrant purchase agreements pursuant to which we issued to certain investors, including Essex Woodlands, our largest stockholder and an entity affiliated with Ronald Eastman, a member of our board of directors, secured convertible notes. Essex Woodlands purchased convertible notes with an aggregate principal amount of $20.0 million, $10.0 million of which we repaid in August 2012. The amounts outstanding under the notes are collateralized by a security interest in all our assets, subordinated to the interests of our senior debt. In September 2012, we amended and restated these convertible notes and delivered to Essex Woodlands a new amended and restated convertible note with a remaining principal amount of $10.0 million, which mature on July 1, 2017. Interest accrues on the convertible note at a rate of 10% per annum, and pursuant to an intercreditor agreement, we are not permitted to pay any interest on the convertible note until maturity.

In May 2009, we entered into a note purchase agreement pursuant to which we issued to Essex Woodlands a subordinated secured promissory note with an aggregate principal amount of $13.0 million. The amount outstanding under the note is collateralized by a security interest in all our assets, subordinated to the interests of our senior debt. In September 2012, we amended and restated this note and delivered to Essex Woodlands a new amended and restated subordinated note with the same aggregate principal amount, which matures on July 1, 2017. The aggregate principal amounts and accrued interest of $18.5 million and $15.7 million held by Essex Woodlands under their convertible notes and the subordinated note, respectively, will be converted into an aggregate of                      shares of our common stock immediately prior to this offering, and the notes will be terminated, as described in "—Recapitalization."

Stock Repurchases

In September 2007, we entered into two repurchase agreements pursuant to which we agreed to repurchase 3,270,469 shares of our common stock at a repurchase price of $0.9173 per share from a trust affiliated with Gary Cleary, a member of our board of directors, or the Cleary Trust, and from Adrian Faasse, one of our founders and former Chief Executive Officer. Pursuant to the terms of these repurchase agreements, we had an outstanding obligation upon the occurrence of certain specified events to repurchase 1,333,939 and 2,180,313 shares of common stock from the Cleary Trust and Mr. Faasse, respectively. These repurchase obligations will be satisfied in full in connection with the recapitalization described in "—Recapitalization."

Recapitalization

In December 2013, we entered into an amendment and conversion agreement with Essex Woodlands pursuant to which we and Essex Woodlands (i) amended the convertible notes held by Essex Woodlands and other investors to provide that they will automatically convert either into 20,569,231 shares of our common stock immediately prior to the closing of this offering or into 20,569,231 shares of our Series C preferred stock immediately prior to the first closing of a qualified equity financing that occurs prior to the closing of this offering; (ii) amended the terms of the subordinated note to provide that it will automatically convert either into 34,210,182 shares of our common stock immediately prior to the closing of this offering or into 34,210,182 shares of a new series of our preferred stock (with identical rights, preferences and privileges as our Series C preferred stock, but with a liquidation preference of one times its original issue price) immediately prior to the first closing of a qualified equity financing that occurs prior to the closing of this offering; and (iii) requires Essex Woodlands to effect the automatic conversion of all outstanding shares of our preferred stock in connection with the completion of this offering. In connection with the completion of this offering, we will issue to Essex Woodlands a total of 54,409,154 shares of common stock pursuant to the terms of this agreement.

Simultaneously, we also entered into a repurchase agreement pursuant to which we agreed to repurchase 5,019,755 and 5,866,129 shares of our common stock for an aggregate repurchase price of $2.2 million and $3.0 million from the Cleary Trust and Mr. Faasse, respectively. These repurchases will occur immediately prior to the earlier of the closing of this offering and the first closing of a qualified equity financing, and these repurchases will satisfy in full all of our remaining obligations under the repurchase agreements described in "—Stock Repurchases."

Warrant Amendments

In November 2012, we amended outstanding warrants to purchase 11,787,394 shares of our common stock from various dates beginning in June 2013 through November 2013 to extend the expiration date of the warrants to August 2017.

Employment Agreements

We have entered into employment arrangements with our executive officers, as more fully described in "Executive Compensation."

Equity Grants to Executive Officers and Directors

We have granted stock options to our executive officers and directors, as more fully described in the section entitled "Executive Compensation."

Loans to Executive Officers

In June 2013, Parminder Singh, our Chief Technology Officer and Vice President, Research and Development, delivered to us a full recourse promissory note in the aggregate principal amount of $100,000 with an annual interest rate of 2.25%, compounded semi-annually. The note had a maturity date of December 2015, with respect to half of the principal balance and any accrued and unpaid interest on such date, and June 2018, with respect to the remaining principal and any accrued and unpaid interest. We expect the balance of the note to be fully repaid in early 2014.

In August 2004, Gary Cleary delivered to us a note in the aggregate principal amount of $138,615 with an annual interest rate of 2.25%, compounded monthly. The balance of the note was fully repaid in September 2012.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers, as described in "Executive Compensation—Limitation on Liability and Indemnification Matters."

Review, Approval or Ratification of Transactions with Related Parties

The charter of our Audit Committee requires that any transaction with a related party that must be reported under applicable rules of the SEC, other than compensation related matters, must be reviewed and approved or ratified by our Audit Committee. We intend to adopt a written related person transactions policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our common stock, and any members of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a material related person transaction with us without the review and approval of our audit committee, or a committee composed solely of independent directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. We expect the policy to provide that any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of our common stock or with any of their immediate family members or affiliates in which the amount involved exceeds $120,000 will be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, we expect that our audit committee will consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of November 30, 2013, and as adjusted to reflect the sale of common stock offered by us in this offering, for:

  •
  each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

  •
  each of our directors;

  •
  each of our Named Executive Officers; and

  •
  all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Shares beneficially owned prior to the offering is based on 58,549,044 shares of common stock outstanding at November 30, 2013, assuming conversion of all outstanding shares of preferred stock into an aggregate of 36,034,900 shares of our common stock. Shares beneficially owned after the offering also assumes (i)                shares of common stock that will be issued by us in this offering, (ii) 54,779,413 shares of common stock issued immediately prior to the closing of this offering in connection with the recapitalization, and (iii) 10,885,884 shares of common stock to be repurchased from our founders immediately prior to the closing of this offering in connection with the recapitalization. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of November 30, 2013. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Corium International, Inc., 235 Constitution Drive, Menlo Park, California 94025.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering(14)
Name of Beneficial Owner	Number	Percent	Number	Percent
5% or Greater Stockholders
Essex Woodlands(1)	39,622,954	67.7%
Adrian Faasse, Jr.(2)	8,799,194	15.03
Barr Laboratories	5,839,883	9.97
Gary W. Cleary and Nobuko Saito Cleary, Trustees of the Cleary-Saito Family Trust U/D/T dated September 4, 1996	5,394,270	9.21
Directors and Named Executive Officers
Peter D. Staple(3)	3,795,039	6.09
Robert S. Breuil(4)	600,000	*
Parminder Singh(5)	819,999	1.38
Bhaskar Chaudhuri(6)	266,292	*
Gary W. Cleary(7)	5,394,270	9.21
Ronald Eastman(8)	39,622,954	67.7
Phyllis Gardner(9)	345,460	*
David Greenwood(10)	399,280	*
John Kozarich(11)	345,460	*
Robert W. Thomas(12)	359,650	*
Daniel G. Welch(13)	345,460	*
All executive officers and directors as a group (11 persons)(14)	52,293,864	79.4

*
Less than 1%.

(1)
Consists of 27,344,992 shares held by Essex Woodlands Health Ventures Fund VII, L.P. (EWHV VII) and (ii) 12,277,962 shares issuable subject to warrants which are exercisable within 60 days of November 30, 2013 held by EWHV VII. Mr. Eastman, one of our directors, is a managing partner of Essex Woodlands Health Ventures L.P. which is the sole general partner of EWHV VII, and Mr. Eastman may be deemed to share voting and investment power over these shares. Dr. Gardner, one of our directors is an adjunct partner of Essex Woodlands Health Ventures and does not beneficially own any of these shares. Shares beneficially owned after the offering include the issuance of 54,409,154 shares of common stock to EWHV VII in connection with the recapitalization.

(2)
Shares beneficially owned after the offering reflects the repurchase of 5,886,129 shares of common stock from Adrian Faasse, Jr., in connection with the recapitalization.

(3)
Consists of shares subject to options held by Mr. Staple that are exercisable within 60 days of November 30, 2013.

(4)
Consists of shares subject to options held by Mr. Breuil that are exercisable within 60 days of November 30, 2013.

(5)
Consists of shares subject to options held by Dr. Singh that are exercisable within 60 days of November 30, 2013.

(6)
Consists of shares subject to options held by Dr. Chaudhuri that are exercisable within 60 days of November 30, 2013.

(7)
Consists of shares held by Gary W. Cleary and Nobuko Saito Cleary, Trustees of the Cleary-Saito Family Trust U/D/T dated September 4, 1996 of which Dr. Cleary may be deemed to have investment and voting power. Shares beneficially owned after the offering reflects the repurchase of 5,019,755 shares of common stock by us in connection with the capitalization.

(8)
See footnote 1.

(9)
Consists of shares subject to options held by Dr. Gardner that are exercisable within 60 days of November 30, 2013.

(10)
Consists of shares subject to options held by Mr. Greenwood that are exercisable within 60 days of November 30, 2013.

(11)
Consists of shares subject to options held by Dr. Kozarich that are exercisable within 60 days of November 30, 2013.

(12)
Consists of shares subject to options held by Mr. Thomas that are exercisable within 60 days of November 30, 2013.

(13)
Consists of shares subject to options held by Mr. Welch that are exercisable within 60 days of November 30, 2013.

(14)
Consists of (i) 45,291,197 shares outstanding and (ii) 6,682,322 shares subject to options that are exercisable within 60 days of November 30, 2013.

DESCRIPTION OF CAPITAL STOCK

Upon the completion of our initial public offering, our authorized capital stock will consist of               shares of common stock, $0.001 par value per share, and               shares of undesignated preferred stock, $0.001 par value per share. A description of the material terms and provisions of our restated certificate of incorporation and restated bylaws that will be in effect at the closing of our initial public offering and affecting the rights of holders of our capital stock is set forth below. The description is intended as a summary, and is qualified in its entirety by reference to the form of our restated certificate of incorporation and the form of our restated bylaws to be adopted in connection with our initial public offering that will be filed with the registration statement relating to this prospectus.

As of September 30, 2013, and after giving effect to the automatic conversion of all of our outstanding preferred stock into common stock and the automatic conversion of certain warrants into shares of our common stock in connection with our initial public offering and the recapitalization, there were outstanding                        shares of our common stock held by approximately 52 stockholders;

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Our restated certificate of incorporation eliminates the right of stockholders to cumulate votes for the election of directors. Accordingly, holders of a majority of the shares of our common stock will be able to elect all of our directors. Our restated certificate of incorporation to be in effect upon the closing of this offering establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

In connection with this offering, each currently outstanding share of preferred stock will convert into common stock.

Upon the closing of this offering, we will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Warrants

As of September 30, 2013, we had outstanding the following warrants to purchase shares of our capital stock:

Type of Capital Stock	Total Number of Shares Subject to Warrants		Weighted Average Exercise Price Per Share	Expiration Dates
Common stock	13,075,643		$0.19	September 2018(1)
Series C preferred stock	1,739,992	(2)	0.90	October 2018-November 2021(3)

(1)
12,993,643 of these shares subject to warrants with a weighted average exercise price of $0.19 are subject to automatic net exercise connection with this offering.

(2)
Convert automatically into warrants to purchase an aggregate of 1,739,992 shares of our common stock upon the conversion of our outstanding preferred stock into common stock in connection with this offering. The holders of 1,024,746 of the shares issuable upon exercise of these warrants are entitled to piggyback and Form S-3 registration rights with respect to such shares as described in "— Registration Rights."

(3)
163,522 of these shares subject to warrants with an exercise price of $0.7384 are subject to automatic net exercise connection with this offering.

Options

As of September 30, 2013, 5,422,524, 46,053 and 10,019,107 shares of our common stock were issuable upon exercise of outstanding options under our 2002 Stock Option Plan, the StrataGent Stock Plan and our 2012 Equity Incentive Plan, respectively.

Registration Rights

Common and Preferred Stock

According to the terms of our amended and restated investors' rights agreement entered into in September 2007, certain investors are entitled to demand, piggyback and Form S-3 registration rights. The stockholders who are a party to the investors' rights agreement will hold an aggregate of                        shares, or          %, of our common stock upon the closing of this offering and the conversion of all existing series of our convertible preferred stock into shares of our common stock. Such stockholders have waived their registration rights with respect to this offering. In addition, holders of outstanding warrants to purchase 1,024,746 shares of our Series C preferred stock are entitled to piggyback and Form S-3 registration rights under that investors' rights agreement.

Demand Registration Rights.    The holders of at least 40% of the shares having demand registration rights have the right to make up to two demands that we file a registration statement to register all or a portion of their shares. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if our board of directors determines that the filing would be detrimental to us.

Piggyback Registration Rights.    If we register any securities for public sale, holders of registration rights are entitled to written notice of the registration and will have the right to include their shares in the registration statement. The underwriters of any offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 30% of the total number of shares included in the registration statement, unless such offering is our initial public offering, in which case any and all shares held by selling stockholders may be excluded from the offering.

Form S-3 Registration Rights.    If we are eligible to file a registration statement on Form S-3, the holders of the shares with registration rights have the right to make up to two demands that we file a registration statement on Form S-3 during a twelve month period, so long as the aggregate value of the securities to be sold under the registration statement on Form S-3 is at least $1,000,000. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if our board of directors determines that the filing would be detrimental to us.

Expenses of Registration.    Generally, we are required to bear all registration and selling expenses incurred in connection with the demand, piggyback and Form S-3 registrations described above, other than underwriting discounts and commissions, stock transfer taxes and fees of counsel for any holder other than the fees of a single special counsel for the holders of registration rights not to exceed $50,000 or $25,000 in the case of a registration on Form S-3.

Expiration of Registration Rights.    The demand, piggyback and Form S-3 registration rights discussed above will terminate five years following the closing of this offering. In addition, the registration rights discussed above will terminate with respect to any stockholder entitled to these registration rights on the date when such stockholder is able to sell all of its registrable common stock in a single 90-day period under Rule 144 of the Securities Act.

Anti-Takeover Provisions

The provisions of Delaware law, our restated certificate of incorporation and our restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations, including us, from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation's assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation's outstanding voting stock, unless:

  •
  the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  •
  at or subsequent to such time that the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

A Delaware corporation may "opt out" of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We do not plan to "opt out" of these provisions. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Restated Certificate of Incorporation and Restated Bylaw Provisions

Our restated certificate of incorporation and our restated bylaws to be in effect upon the closing of this offering will include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control, including the following:

  •
  Board of Directors Vacancies.  Our restated certificate of incorporation and restated bylaws will authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors will be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors, but promotes continuity of management.

  •
  Classified Board.  Our restated certificate of incorporation and restated bylaws will provide that our board of directors is classified into three classes of directors. The existence of a classified board could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror.

  •
  Stockholder Action; Special Meeting of Stockholders.  Our restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Our restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer or our president, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

  •
  Advance Notice Requirements for Stockholder Proposals and Director Nominations.  Our restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also will specify certain requirements regarding the form and content of a stockholder's notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

  •
  No Cumulative Voting.  The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation's certificate of incorporation provides otherwise. Our restated certificate of incorporation and restated bylaws will not provide for cumulative voting.

  •
  Issuance of Undesignated Preferred Stock.  Our board of directors will have the authority, without further action by the stockholders, to issue up to               shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

  •
  Super Majority Vote to Amend Certificate of Incorporation and Bylaws.  Any amendment of the above provisions in our restated certificate of incorporation is expected to require approval by holders of at least two-thirds of our outstanding common stock. The approval of a majority of the shares entitled to vote shall be required to amend any other provisions of our restated certificate of incorporation or restated bylaws.

Choice of Forum

Our restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate of incorporation or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Listing

We intend to apply to list our common stock on the NASDAQ Global Market under the symbol "CORI."

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                        .

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

After our initial public offering, we will have outstanding               shares of our common stock, based on the number of shares outstanding as of September 30, 2013. This includes                shares that we are selling in this offering, which shares may be resold in the public market immediately, and assumes no additional exercise of outstanding options other than as described elsewhere in this prospectus.

The remaining                             shares of common stock that are not sold in this offering will be "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

In addition, all of our security holders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements, subject to the provisions of Rule 144 or Rule 701,               shares will be available for sale in the public market as follows:

  •
  Beginning on the date of this prospectus, the               shares sold in this offering will be immediately available for sale in the public market;

  •
  Beginning 181 days after the date of this prospectus,                additional shares will become eligible for sale in the public market, of which               shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

  •
  The remainder of the shares will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately               shares immediately after our initial public offering, or

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of our initial public offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements and Market Stand-Off Provisions

All of our directors and officers and all of our security holders are subject to lock-up agreements or market standoff provisions that generally prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options to acquire shares of our common stock or any security or instrument related to our common stock, or entering into any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of our common stock, for a period of 180 days following the date of this prospectus without the prior written consent of Jefferies LLC. See "Underwriting—No Sales of Similar Securities" for a more complete description of the lock-up agreements with the underwriters.

Registration Rights

Upon the closing of our initial public offering, certain holders of                        shares of our common stock will be entitled to rights with respect to the registration of the sale of these shares under the Securities Act. Registration of the sale of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See "Description of Capital Stock—Registration Rights" for additional information.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding, as well as reserved for future issuance, under our stock plans. We expect to file this registration statement as soon as practicable after our initial public offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes and does not deal with state, local or non-U.S. tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences other than income taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, "controlled foreign corporations," "passive foreign investment companies," corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or integrated investment or other risk reduction strategy, partnerships and other pass-through entities, and investors in such pass-through entities or entities that are treated as disregarded entities for U.S. federal income tax purposes (regardless of their places of organization or formation). Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment).

The following discussion is for general information only and is not tax advice. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or non-U.S. tax consequences or any U.S. federal non-income tax consequences.

For the purposes of this discussion, a "Non-U.S. Holder" is, for U.S. federal income tax purposes, a beneficial owner of common stock that is not a U.S. Holder. A "U.S. Holder" means a beneficial owner of our common stock that is for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the United States, (b) a corporation or other entity treated as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. Also, partnerships, or other entities that are treated as partnerships for U.S. federal income tax purposes (regardless of their place of organization or formation) and entities that are treated as disregarded entities for U.S. federal income tax purposes (regardless of their place of organization or formation) are not addressed by this discussion and are, therefore, not considered to be Non-U.S. Holders for the purposes of this discussion.

Distributions

Subject to the discussion below, distributions, if any, made on our common stock to a Non-U.S. Holder of our common stock to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN, or other appropriate form, certifying the Non-U.S. Holder's entitlement to benefits under that treaty. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder's behalf, the holder will be required to provide appropriate documentation to such agent. The holder's agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated rates, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional "branch profits tax," which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder's effectively connected earnings and profits, subject to certain adjustments.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce your adjusted basis in our common stock as a non-taxable return of capital, but not below zero, and then any excess will be treated as gain and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a "United States real property holding corporation" within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder's holding period.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, unless a specific treaty exemption applies, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses. With respect to (c) above, in general, we would be a United States real property holding corporation if interests in U.S. real estate comprised (by fair market value) at least half of our assets. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation, however, there can be no assurance that we will not become a U.S. real property holding corporation in the future. Even if we are treated as a U.S. real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than five percent of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder's holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will qualify as regularly traded on an established securities market.

Information Reporting Requirements and Backup Withholding

Generally, we or certain financial middlemen must report information to the IRS with respect to any dividends we pay on our common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption and, provided that, the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., except that information reporting and such requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN or otherwise meets documentary evidence requirements for establishing Non-U.S. Holder status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

If backup withholding is applied to you, you should consult with your own tax advisor to determine if you are able to obtain a tax benefit or credit with respect to such backup withholding.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or "FATCA") on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any "substantial United States owners" (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The 30% federal withholding tax describe in this paragraph cannot be reduced under an income tax treaty with the United States or by providing a form W-BEN or similar documentation. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain "specified United States persons" or "United States-owned foreign entities" (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and IRS guidance, withholding under FATCA generally will apply to payments of dividends on our common stock made on or after July 1, 2014 and to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2017.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                             , 2014, between us and Jefferies LLC and Leerink Swann LLC, as the representatives of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

Underwriter	Number of Shares
Jefferies LLC
Leerink Swann LLC
Needham & Company, LLC
FBR Capital Markets & Co.

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers' certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $               per share of common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $               per share of common stock to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $               .

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

We intend to apply to have our common stock approved for listing on the NASDAQ Global Market under the trading symbol "CORI."

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of                             shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter's initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of all or substantially all our outstanding capital stock have agreed, subject to specified exceptions, not to directly or indirectly:

  •
  sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

  •
  otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

  •
  publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus.

Jefferies LLC may, in its sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either "covered" short sales or "naked" short sales.

"Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

"Naked" short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter's purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters' web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriter and certain of its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter and certain of its affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriter and certain of its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Disclaimers About Non-U.S. Jurisdictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that the shares may be offered to the public in that Relevant Member State at any time under the following exemptions under the Prospectus Directive, if it has been implemented in that Relevant Member State:

  (a)
  to legal entities which are "qualified investors" as defined in the Prospectus Directive;

  (b)
  to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) as permitted under the Prospectus Directive; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for, the publication by the Company or either of the Joint Sponsors of a Prospectus pursuant to Article 3 of the Prospectus Directive, or supplementing a Prospectus pursuant to Article 16 of the Prospectus Directive, and each person who initially acquires shares or to whom any offer is made will be deemed to have represented, warranted to and agreed with the Joint Sponsors and the Company that it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a "relevant person").

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Fenwick & West LLP, Mountain View, California. Latham & Watkins LLP, Costa Mesa, California is acting as counsel to the underwriters.

EXPERTS

The financial statements as of September 30, 2012 and 2013, and for the years then ended, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, which expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to substantial doubt about our ability to continue as a going concern. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC. Upon closing of our initial public offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

CORIUM INTERNATIONAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Corium International, Inc.:

We have audited the accompanying balance sheets of Corium International, Inc. (the "Company") as of September 30, 2013 and 2012, and the related statements of operations and comprehensive loss, changes in convertible preferred stock, redeemable common stock and stockholders' deficit, and cash flows for each of the two years in the period ended September 30, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Corium International, Inc. as of September 30, 2013 and 2012, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2013, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring losses and their need to obtain additional capital raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte & Touche LLP
Grand Rapids, Michigan
December 23, 2013

CORIUM INTERNATIONAL, INC.
Balance Sheets
(In thousands, except share and per share data)

			Pro Forma Stockholders' Equity as of September 30, 2013
	As of September 30,
	2012	2013
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$12,245	$13,581
Accounts receivable, net	2,800	3,129
Unbilled accounts receivable	2,167	1,495
Inventories, net	4,369	4,508
Prepaid expenses and other current assets	901	1,038

Total current assets	22,482	23,751
Property and equipment, net	7,024	12,622
Debt financing costs, net	1,119	902
Intangible assets, net	6,577	6,647
Notes receivable — related parties	—	100

TOTAL ASSETS	$37,202	$44,022

LIABILITIES, CONVERTIBLE PREFERRED STOCK, REDEEMABLE COMMON STOCK AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$3,298	$2,748
Accrued expenses and other current liabilities	3,441	3,374
Bank lines of credit	1,572	3,873
Long-term debt, current portion	557	457
Capital lease obligations, current portion	599	1,029
Preferred stock warrant liability	546	560
Recall liability, current portion	500	1,004
Deferred contract revenues, current portion	867	2,112

Total current liabilities	11,380	15,157
Long-term interest payable	9,940	11,590
Long-term debt, net of current portion	29,201	36,956
Convertible notes	10,000	9,399
Subordinated note	13,000	13,000
Subordinated note embedded derivative liability	—	7,367
Capital lease obligations, net of current portion	430	1,652
Recall liability, net of current portion	4,500	3,828
Deferred contract revenues, net of current portion	4,612	3,688

Total liabilities	83,063	102,637

Convertible preferred stock, par value of $0.001 per share; 65,716,300 shares authorized; 36,034,900 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma (unaudited)	57,261	57,261

Redeemable common stock, par value of $.001 per share, 3,514,252 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma (unaudited)	3,224	3,224
Stockholders' deficit:
Common stock, par value of $0.001 per share, 115,000,000 shares authorized; 18,735,378 and 18,999,892 shares issued and outstanding as of September 30, 2012 and 2013, actual; 58,549,044 shares issued and outstanding as of September 30, 2013, pro forma (unaudited)	19	19
Additional paid-in capital	(27,819)	(26,696)
Accumulated deficit	(78,546)	(92,423)

Total stockholders' deficit	(106,346)	(119,100)	$

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT	$37,202	$44,022

See accompanying notes to financial statements.

CORIUM INTERNATIONAL, INC.
Statements of Operations and Comprehensive Loss
(In thousands, except share and per share data)

	Year Ended September 30,
	2012	2013
Revenues:
Product revenues	$35,716		$38,704
Contract research and development revenues	6,838		10,750
Other revenues	306		816

Total revenues	42,860		50,270

Costs and operating expenses:
Cost of product revenues	24,360		24,828
Cost of contract research and development revenues	10,244		11,856
Research and development expenses	3,966		5,496
General and administrative expenses	4,645		6,525
Amortization of intangible assets	512		541
Gain on disposal and sale and leaseback of equipment	(57)		(177)

Total costs and operating expenses	43,670		49,069

Income (loss) from operations	(810)		1,201
Interest income	4		9
Interest expense	(5,247)		(7,705)
Change in fair value of preferred stock warrant liability	21		(14)
Change in fair value of subordinated note embedded derivative liability	—		(7,367)
Other income	582		—

Loss before income taxes	(5,450)		(13,876)
Income tax benefit (expense)	7		(1)

Net loss and comprehensive loss	$(5,443)		$(13,877)

Net loss attributable to common stockholders, basic and diluted	(5,443)		(13,877)

Net loss per share attributable to common stockholders, basic and diluted	$(0.24)		$(0.62)

Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted	22,227,342		22,452,114

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$

Weighted average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)

See accompanying notes to financial statements.

CORIUM INTERNATIONAL, INC.
Statements of Changes in Convertible Preferred Stock, Redeemable Common Stock and Stockholders' Deficit
(In thousands, except share and per share data)

	Convertible Preferred Stock		Redeemable Common Stock
					Common Stock
							Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount

Balance — October 1, 2011	36,034,900	$57,261	3,670,172	$3,367	18,111,213	$18	$(28,006)	$(73,103)	$(101,091)
Repayment of founder note with common stock	—	—	(155,920)	(143)	—	—	—	—	—
Issuance of common stock warrants in connection with debt	—	—	—	—	—	—	110	—	110
Issuance of common stock upon exercise of stock options	—	—	—	—	624,165	1	11	—	12
Stock-based compensation expense	—	—	—	—	—	—	66	—	66
Net loss and comprehensive loss	—	—	—	—	—	—	—	(5,443)	(5,443)

Balance — September 30, 2012	36,034,900	57,261	3,514,252	$3,224	18,735,378	19	(27,819)	(78,546)	(106,346)
Issuance of common stock warrants in connection with debt and capital lease financing	—	—	—	—	—	—	38	—	38
Issuance of common stock upon exercise of stock options	—	—	—	—	264,514	—	13	—	13
Stock-based compensation expense	—	—	—	—	—	—	330	—	330
Modification of warrants issued in connection with debt	—	—	—	—	—	—	742	—	742
Net loss and comprehensive loss	—	—	—	—	—	—	—	(13,877)	(13,877)

Balance — September 30, 2013	36,034,900	$57,261	3,514,252	$3,224	18,999,892	$19	$(26,696)	$(92,423)	$(119,100)

See accompanying notes to financial statements.

CORIUM INTERNATIONAL, INC.
Statements of Cash Flows
(In thousands)

	Year Ended September 30,
	2012	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss and comprehensive loss	$(5,443)	$(13,877)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization of property and equipment	1,973	1,892
Gain on disposal and sale and leaseback of equipment	(57)	(177)
Gain on settlement of recall liability	(582)	—
Change in fair value of preferred stock warrant liability	(21)	14
Change in fair value of subordinated debt embedded derivative liability	—	7,367
Amortization of intangible assets	512	541
Noncash amortized debt issue costs on long-term debt	706	329
Noncash amortized debt discount	246	196
Patent costs written off	101	82
Stock compensation expense	66	330
Noncash reductions in product recall settlement	(3,041)	—
Changes in operating assets and liabilities:
Accounts receivable, net	889	(329)
Unbilled accounts receivable	(18)	672
Inventories	82	(139)
Prepaid expenses and other current assets	(563)	(137)
Accounts payable	(1,289)	(878)
Accrued expenses and other liabilities	(176)	1,329
Deferred contract revenues	3,465	321
Recall liability	—	(168)
Long-term interest payable	3,190	1,650

Net cash provided (used) by operating activities	40	(982)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(1,859)	(7,163)
Proceeds from sale of equipment	15	17
Increase in notes receivable — related parties	(49)	(100)
Payments for patents and licensing rights	(467)	(693)

Net cash used in investing activities	(2,360)	(7,939)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	36,477	7,230
Proceeds from issuance of capital leases	84	2,266
Payments on convertible notes	(10,000)	—
Payment of transaction costs on issuance of long-term debt	(1,671)	(112)
Principal payments on long-term debt	(8,792)	(812)
Principal payments on capital lease obligations	(548)	(629)
Borrowings on bank lines of credit	24,706	5,827
Payments on bank lines of credit	(26,276)	(3,526)
Proceeds from exercise of stock options	12	13

Net cash provided by financing activities	13,992	10,257

NET INCREASE IN CASH AND CASH EQUIVALENTS	11,672	1,336
CASH AND CASH EQUIVALENTS — Beginning of period	573	12,245

CASH AND CASH EQUIVALENTS — End of period	$12,245	$13,581

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$766	$4,856

Cash paid for income taxes	$—	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Issuance of common stock warrants in connection with debt financing and equipment lease financing	$110	$38

Property and equipment purchases included in accounts payable and accrued liabilities	$806	$1,134

Issuance of payment-in-kind notes in lieu of cash interest payments	$161	$1,235

Reduction in notes receivable through redemption of common stock	$143	$—

Unpaid deferred offering costs	$—	$20

CORIUM INTERNATIONAL, INC.

Notes to the Financial Statements

As of and for the years ended September 30, 2012 and 2013

1. Organization, Description of Business, and Summary of Significant Accounting Policies

Organization

Corium International, Inc., a Delaware corporation (the "Company"), is a commercial stage biopharmaceutical company focused on the development, manufacture and commercialization of specialty pharmaceutical products that leverage its broad experience in transdermal and transmucosal delivery systems.

In the normal course of business, the Company enters into collaboration agreements with partners to develop and manufacture products based on the Company's drug delivery technologies. Revenues consist of net sales of products manufactured, royalties and profit-sharing payments based on sales of such products by partners, and fees for research and development activities under collaboration agreements with strategic partners. The Company is also engaged in the research and development of its own proprietary transdermal drug delivery products using its proprietary technologies.

The Company's fiscal year ends on September 30. References to "fiscal" refer to the years ended September 30.

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred significant losses and negative cash flows from operations. The Company has recorded net losses of $5.4 million and $13.9 million for fiscal 2012 and 2013, respectively. At September 30, 2013, the Company had an accumulated deficit of $92.4 million and cash and cash equivalents of $13.6 million. The Company's management believes that there is significant uncertainty about its ability to operate as a going concern. The Company's ability to operate as a going concern is dependent on the Company's ability to raise additional capital which may not be available to the Company on acceptable terms, or at all. The Company is considering various plans to raise additional financing. The failure to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on the Company's business, results of operations, future cash flows and financial condition.

Use of Estimates

Estimates and assumptions are required to be used by management in the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of operating revenues and operating expenses during the reporting period. Those estimates and assumptions affect revenue recognition and deferred revenues, impairment of long-lived assets, determination of fair value of stock-based awards and other debt and equity related instruments, and accounting for income taxes. As future events and their effects cannot be determined with precision, actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents primarily with domestic financial institutions that are federally insured within statutory limits. The Company provides credit, in the normal course of business, to its partners and performs credit evaluations of such partners.

CORIUM INTERNATIONAL, INC.

Notes to the Financial Statements (Continued)

As of and for the years ended September 30, 2012 and 2013

1. Organization, Description of Business, and Summary of Significant Accounting Policies (Continued)

Four partners accounted for 94% and 99% of the Company's revenues for fiscal 2012 and 2013. These same partners accounted for 97% and 100% of accounts receivable as of September 30, 2012 and 2013.

Revenue Recognition

The Company generates revenues from agreements for the development and commercialization of its products. The terms of the agreements may include nonrefundable upfront payments, partial or complete reimbursement of research and development costs, milestone payments, product sales and royalties and profit sharing on product sales derived from partner agreements. The Company recognizes revenues when the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred; the price is fixed or determinable; and collectability is reasonably assured.

Revenue related to multiple element arrangements are analyzed to determine whether the deliverables can be separated or whether they must be accounted for as a single unit of accounting. This determination is generally based on whether any deliverable has stand-alone value to the partner. This analysis also establishes a selling price hierarchy for determining how to allocate arrangement consideration to identified units of accounting. The selling price used for each unit of accounting is based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific nor third-party evidence is available. Typically, the Company has not granted licenses to partners at the beginning of its arrangements and thus there are no delivered items separate from the research and development services provided. As such, upfront payments are recorded as deferred revenues in the balance sheet and are recognized as contract research and development revenues over the estimated period of performance that is consistent with the terms of the research and development obligations contained in the agreement. The Company periodically reviews the estimated period of performance based on the progress made under each arrangement.

Amounts related to research and development funding are generally recognized as the related services or activities are performed, in accordance with the contract terms. To the extent that agreements specify services are to be performed on a cost-plus basis, revenues are recognized as services are rendered. Such work is generally billed on a monthly basis for time incurred at specified rates in the agreements. To the extent that agreements specify services to be performed on a fixed-price basis, revenues are recognized consistent with the pattern of the work performed. Generally, all of the agreements provide for reimbursement of third-party expenses, and such reimbursable expenses are billed as revenues as incurred.

The arrangements may include contractual milestones, which relate to the achievement of pre-specified research, development, regulatory and commercialization events. The milestone events contained in the Company's arrangements coincide with the progression of the Company's product candidates from research and development, to regulatory approval and through to commercialization. The process of successfully developing a new product, having it approved from a regulatory perspective and ultimately sold for a profit is highly uncertain. As such, the milestone payments that the Company may earn from its partners involve a significant degree of risk to achieve. Research and development milestones in the Company's strategic alliances may include the following types of events: completion of pre-clinical research and development work, completion of certain development events and initiation of clinical trials. Regulatory milestones may include the following types of events: filing of regulatory applications with the Food and Drug Administration and approval of the regulatory applications by the Food and Drug Administration. Commercialization

CORIUM INTERNATIONAL, INC.

Notes to the Financial Statements (Continued)

As of and for the years ended September 30, 2012 and 2013

1. Organization, Description of Business, and Summary of Significant Accounting Policies (Continued)

milestones may include product launch. The Company recognizes milestone payments in its entirety in the period in which the milestone is achieved.

Upon commercialization, revenues are generated from product sales, royalties and profit sharing. Product sales are generally recognized as products are shipped and title and risk of loss pass to the partner. Royalties and profit sharing are generally recognized when the Company's partners sell the product to their customers and are based on a percentage of the Company's partners' gross sales or net profits for products subject to our agreements. Royalties and profit sharing totaled $6.4 million and $7.8 million for fiscal 2012 and 2013.

Other revenues consists of income derived from the Company's arrangements with its partners, whereby a portion of the revenues received under these agreements relates to rental income from embedded leases associated with these relationships, as well as revenues associated with licenses granted to a third party for intellectual property related to thin film dressings.

Research and Development

Research and development expenses are primarily comprised of salaries and benefits associated with research and development personnel, overhead and facility costs, preclinical and non-clinical development costs, clinical trial, and related clinical manufacturing costs, contract services, and other outside costs. Research and development costs, including costs to be subsequently reimbursed under development contracts, are charged to expense when incurred.

Advertising Costs

Advertising costs are expensed when incurred and are included in general and administrative expenses in the accompanying statements of operations. The Company's advertising expenses were immaterial for fiscal 2012 and 2013

Stock-Based Compensation

The Company accounts for stock-based compensation by measuring the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The Company determines the fair value of such awards using the Black-Scholes option-pricing model (the "Black-Scholes model"), which incorporates certain assumptions as follows:

Expected Term — The expected term represents the period that the stock-based awards are expected to be outstanding. As the Company's historical share option exercise experience did not provide a reasonable basis upon which to estimate expected term because of a lack of sufficient data points, the Company estimated the expected term by using the simplified method.

Risk-Free Interest Rate — The risk-free interest rate is based on the implied yield currently available on U.S. Treasury issues with a term consistent with the expected term.

Expected Dividend — The expected dividend is based on management's current expectation about the Company's anticipated dividend policy. The Company does not anticipate declaring dividends in the foreseeable future.

CORIUM INTERNATIONAL, INC.

Notes to the Financial Statements (Continued)

As of and for the years ended September 30, 2012 and 2013

1. Organization, Description of Business, and Summary of Significant Accounting Policies (Continued)

Expected Volatility — Because the Company is not publicly traded, the volatility was based on the average of selected public companies in the same or similar business. When selecting similar companies, the Company considered the industry, stage of life cycle, size, and financial leverage.

The Company recognizes compensation expense for the portion of options that are expected to vest. Therefore, the Company applied estimated forfeiture rates that were derived from historical employee termination behavior. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods.

Income Taxes

The Company accounts for income taxes based on the liability method. Under the liability method, deferred tax assets and deferred tax liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and deferred tax liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and deferred tax liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized.

Comprehensive Income (Loss)

During fiscal 2012 and 2013, the Company did not recognize any other comprehensive income (loss) and, therefore, the net income (loss) and comprehensive income (loss) was the same for all periods presented.

Net Loss and Pro Forma Net Loss per Share Attributable to Common Stockholders

The Company calculates its basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. The Company's basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. The diluted net loss per share attributable to common stockholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of the diluted calculation, convertible preferred stock, options to purchase common stock and common stock warrants are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is antidilutive. In contemplation of an initial public offering, the Company has presented the unaudited pro forma basic and diluted net loss per share attributable to common stockholders, which has been computed to give effect to the conversion of the convertible preferred stock into shares of common stock and the conversion of preferred stock warrants to common stock warrants as of the beginning of the respective period.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. The Company generally invests funds that are in excess of current needs in high-credit-quality instruments, such as obligations of U.S. government agencies, high-credit-rating commercial paper, and money market funds.

CORIUM INTERNATIONAL, INC.

Notes to the Financial Statements (Continued)

As of and for the years ended September 30, 2012 and 2013

1. Organization, Description of Business, and Summary of Significant Accounting Policies (Continued)

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at invoiced amounts. An allowance for doubtful accounts is established as needed based on a specific assessment of all invoices that remain unpaid following normal partner payment periods. All amounts deemed to be uncollectible are charged against the allowance for doubtful accounts in the period that the determination is made. The allowance for doubtful accounts was $0 as of September 30, 2012 and 2013.

Inventories

Inventories are stated at the lower of cost, on a first-in, first-out basis, or market. The Company records an allowance for excess and obsolete inventory based on anticipated obsolescence, usage, and historical write-offs.

Deferred Offering Costs

Deferred offering costs, which consist of direct incremental legal, consulting, and accounting fees relating to the IPO, are capitalized. The deferred offering costs will be offset against IPO proceeds upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed. As of September 30, 2013, the Company capitalized $20,000 of deferred offering costs in prepaid expenses and other current assets on the balance sheet. No amounts were deferred as of September 30, 2012.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation and amortization. Equipment is depreciated over its useful life, ranging from 3 to 8 years using the straight-line method. Leasehold improvements are depreciated or amortized over the shorter of the lease term or their useful lives ranging from 3 to 15 years using the straight-line method. Expenditures for maintenance and repairs are charged to expense as incurred.

Capital Leases

The Company leases several pieces of equipment under capital lease arrangements. During the year ended September 30, 2011, the Company completed two transactions, whereby existing manufacturing equipment was sold to and leased back from the lessor. Under these transactions, a gain on the sale was deferred and is being amortized over the life of the lease. As of September 30, 2012 and 2013, there was $0.3 million and $0.1 million of unrecognized gain on sale of leased assets. Equipment leased under capital leases is amortized over the life of the lease term using the straight-line method.

Intangible Assets

Intangible assets consist primarily of the cost of acquired patents and legal costs associated with patent development and contract acquisition costs. These costs are capitalized and amortized over the lesser of the estimated economic lives of the patents or the underlying contracts and the remaining legal lives of the patents on a straight-line basis, which approximates the pattern of consumption over the estimated useful lives of the assets, once a patent is granted. The Company periodically reevaluates the original assumptions and rationale utilized in the establishment of the carrying value and estimated lives of these assets.

CORIUM INTERNATIONAL, INC.

Notes to the Financial Statements (Continued)

As of and for the years ended September 30, 2012 and 2013

1. Organization, Description of Business, and Summary of Significant Accounting Policies (Continued)

Impairment of Long-Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the assets and their eventual disposition. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the asset. No impairment was recorded for fiscal 2012 and 2013.

Fair Value of Financial Instruments

Fair value accounting is applied for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Assets and liabilities recorded at fair value in the financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, which are directly related to the amount of subjectivity, associated with the inputs to the valuation of these assets or liabilities are as follows:

  Level I — Inputs that are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

  Level II — Inputs (other than quoted prices included in Level I) that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

  Level III — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities and which reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Recent Account Pronouncements

In May 2011, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS"). This pronouncement was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level III fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The adoption of this standard on October 1, 2012 did not have an impact on the Company's financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income, which requires an entity to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The Company early adopted this guidance on October 1, 2012, retrospectively. During fiscal 2012 and 2013, the Company did

CORIUM INTERNATIONAL, INC.

Notes to the Financial Statements (Continued)

As of and for the years ended September 30, 2012 and 2013

1. Organization, Description of Business, and Summary of Significant Accounting Policies (Continued)

not have any other comprehensive income and, therefore, the net loss and comprehensive loss was the same for all periods presented.

In April 2011, the FASB issued new accounting guidance relating to the accounting for repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. The guidance addresses effective control in repurchase agreements and eliminates the requirement for entities to consider whether the transferor (i.e., seller) has the ability to repurchase the financial assets in a repurchase agreement. This new accounting guidance will be effective, on a prospective basis, for new transactions or modifications to existing transactions on October 1, 2012. The adoption of this new guidance did not have an impact on the Company's financial statements.

In February 2013, the FASB issued guidance which addresses the presentation of amounts reclassified from accumulated other comprehensive income. This guidance does not change current financial reporting requirements, instead an entity is required to cross-reference to other required disclosures that provide additional detail about amounts reclassified out of accumulated other comprehensive income. In addition, the guidance requires an entity to present significant amounts reclassified out of accumulated other comprehensive income by line item of net income if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. Adoption of this standard is required for periods beginning after December 15, 2012. This new guidance impacts how the Company reports comprehensive income only, and will have no effect on the Company's results of operations, financial position or liquidity upon its required adoption on October 1, 2013.

Adjustment to Prior Year Financial Statements

The Company identified an error related to its accounting for accrued vacation which relates to periods prior to fiscal 2012. Management believes the errors are not material to any prior period financial statements. The corrections of the errors had the effect of increasing accrued expenses $0.4 million at September 30, 2012, increasing operating expenses by $35,000 for the year ended September 30, 2012 and reducing stockholders deficit by $0.4 million at September 30, 2011.

2. Fair Value Measurements

Except as noted below, the carrying values of the Company's financial instruments, including cash equivalents, accounts receivable, and accounts payable, approximated their fair values due to the short period of time to maturity or repayment.

The Company's financial instruments that are measured at fair value on a recurring basis as of September 30, 2012 and 2013, by level within the fair value hierarchy, are as follows (in thousands):

	As of September 30, 2012
	Level I	Level II	Level III	Total
Preferred stock warrant liability	$—	$—	$546	$546
Subordinated note embedded derivative liability	—	—	—	—

Total financial liabilities	$—	$—	$546	$546

CORIUM INTERNATIONAL, INC.

Notes to the Financial Statements (Continued)

As of and for the years ended September 30, 2012 and 2013

2. Fair Value Measurements (Continued)

	As of September 30, 2013
	Level I	Level II	Level III	Total
Preferred stock warrant liability	$—	$—	$560	$560
Subordinated note embedded derivative liability	—	—	7,367	7,367

Total financial liabilities	$—	$—	$7,927	$7,927

The Company's Level III liabilities consist of a preferred stock warrant liability (see Note 9) and subordinated note embedded derivative liability (Note 6). The following table sets forth a summary of the changes in the fair value of the Company's Level III financial liabilities, which are measured on a recurring basis (in thousands):

	Year Ended September 30,
	2012	2013
Beginning balance	$389	$546
Fair value of additional warrants issued	178	—
Change in fair value of preferred stock warrants	(21)	14
Change in fair value of subordinated note embedded derivative liability	—	7,367

Ending balance	$546	$7,927

The following financial instruments have carrying values which differ from their fair value as estimated by the Company based on market quotes for instruments with similar terms and remaining maturities (Level III valuation technique) (in thousands):

	As of September 30, 2012
	Carrying Value	Fair Value	Difference
Long-term debt	$29,758	$29,758	$—
Convertible notes	10,000	12,705	2,705
Subordinated note	13,000	8,032	(4,968)

Total	$52,758	$50,495	$(2,263)

	As of September 30, 2013
	Carrying Value	Fair Value	Difference
Long-term debt	$37,413	$37,413	$—
Convertible notes	9,399	14,316	4,917
Subordinated note	13,000	9,508	(3,492)

Total	$59,812	$61,237	$1,425

CORIUM INTERNATIONAL, INC.

Notes to the Financial Statements (Continued)

As of and for the years ended September 30, 2012 and 2013

3. Balance Sheet Components

Inventories

Inventories consist of the following (in thousands):

	As of September 30,
	2012	2013
Raw materials	$2,220	$2,410
Work in process	1,431	1,546
Finished goods	783	667

Total inventories, cost	4,434	4,623
Less inventory reserves	(65)	(115)

Total inventories, net	$4,369	$4,508

Property and equipment

Property and equipment consist of the following (in thousands):

	As of September 30,
	2012	2013
Machinery and equipment	$10,928	$11,145
Manufacturing equipment acquired under capital leases	1,825	1,825
Transportation equipment	48	25
Furniture and fixtures	931	928
Computer equipment and software	389	401
Leasehold improvements	3,080	3,145
Land	210	210
Construction in progress	1,809	8,843

Total property and equipment, gross	19,220	26,522
Accumulated depreciation and amortization	(12,196)	(13,900)

Total property and equipment, net	$7,024	$12,622

The Company recorded depreciation and amortization of property and equipment of $2.0 million and $1.9 million during fiscal 2012 and 2013.

CORIUM INTERNATIONAL, INC.

Notes to the Financial Statements (Continued)

As of and for the years ended September 30, 2012 and 2013

4. Intangible Assets

Intangible assets and related accumulated amortization consist of the following (in thousands):

	As of September 30,
	2012	2013
Cost:
Patents and trademarks	$9,075	$9,686
Contract acquisition costs	1,682	1,677

Total carrying value	10,757	11,363
Accumulated amortization:
Patents and trademarks	(2,761)	(3,237)
Contract acquisition costs	(1,419)	(1,479)

Total accumulated amortization	(4,180)	(4,716)

Total intangible assets, net	$6,577	$6,647

The Company amortizes its intangible assets related to issued patents over the estimated useful lives of the patents, ranging from 7 to 20 years. Amortization of issued patents, excluding impairments or abandonments, was $0.4 million and $0.5 million in fiscal 2012 and 2013.

The estimated remaining annual amortization expenses for issued patents and trademarks as of September 30, 2013 are as follows (in thousands):

Year Ending September 30:	Amounts
2014	$456
2015	456
2016	456
2017	456
2018	456
Thereafter	1,642

Total	$3,922

Patents in process included in intangible assets were $2.3 million and $2.5 million during fiscal 2012 and 2013.

The Company amortizes its intangible assets related to contract acquisition costs over their estimated useful lives, ranging from 3 to 14 years. Amortization of contract acquisition costs was $66,000 and $65,000 in fiscal 2012 and 2013.

CORIUM INTERNATIONAL, INC.

Notes to the Financial Statements (Continued)

As of and for the years ended September 30, 2012 and 2013

4. Intangible Assets (Continued)

The estimated remaining annual amortization expense for contract acquisition cost as of September 30, 2013 are as follows (in thousands):

Year Ending September 30:	Amounts
2014	$29
2015	29
2016	29
2017	29
2018	29
Thereafter	53

Total	$198

5. Notes Receivable — Related Parties

Notes receivable consists of an unsecured note that is payable by one of the executive officers of the Company. The note calls for payment of half the principal and accrued interest on December 28, 2015 and the remaining principal and interest on June 28, 2018. The note accrues interest at 1% below the prime rate, adjusted as of January 1 each year (an effective rate of 2.25% at September 30, 2013). The Company recognized $1,000 of related party interest income from this note in fiscal 2013.

During the year ended September 30, 2012, an unsecured note payable by one of the Company's founders, who is also a stockholder and director of the Company, and all accrued interest thereon was settled in connection with an agreement with the founder pursuant to which the Company was permitted to repurchase 155,920 shares of common stock from the founder using the $0.1 million indebtedness of the founder's note and accrued interest as purchase consideration. This repurchase involving this founder, was approved in 2009 by the Company's board of directors as being in the financial interests of the Company, and was conducted under the terms of an agreement entered into between the Company and the founder in 2007, which is more fully described in Note 12. Prior to the repurchase, the Company had recognized $3,000 of related-party interest income from the note receivable from this founder in fiscal 2012.

CORIUM INTERNATIONAL, INC.

Notes to the Financial Statements (Continued)

As of and for the years ended September 30, 2012 and 2013

6. Debt

The Company's outstanding debt as of September 30, 2012 and 2013 consist of a bank line of credit, amounts outstanding under a term loan agreement classified as long-term debt, convertible notes and a subordinated note as follows (in thousands):

	As of September 30,
	2012	2013
Bank line of credit	$1,572	$3,873
Long-term debt	29,758	37,413
Convertible notes	10,000	9,399
Subordinated note	13,000	13,000

Total	54,330	63,685
Less current portion, consisting of bank line of credit and long-term debt	2,129	4,330

Long-term portion	$52,201	$59,355

Bank Line of Credit

A previous line of credit with the Company's commercial bank expired on August 29, 2012, and was replaced with a new line of credit. The new line of credit was completed with the Company's same commercial bank on August 31, 2012. The line of credit provides for borrowings up to $6.0 million, expires on August 31, 2014, and is collateralized by a first security interest in cash, accounts receivable, and inventory, as well as a secondary interest in all other assets of the Company. Advances under the line of credit are based on 80% of eligible accounts receivable. The line of credit bears interest at 0.25%, plus the bank's prime rate (an effective rate of 4.25% as of September 30, 2012 and 2013), and provides for a minimum monthly interest charge of $5,000. In addition, the line of credit required a $60,000 facility fee which was paid in August 2013. The line of credit contains a minimum monthly liquidity covenant of $2 million of net cash on deposit with the commercial bank. The Company was in compliance with such covenant as of September 30, 2013.

CORIUM INTERNATIONAL, INC.

Notes to the Financial Statements (Continued)

As of and for the years ended September 30, 2012 and 2013

6. Debt (Continued)

Long-term Debt

Long-term debt was as follows (in thousands):

	As of September 30,
	2012	2013
Term loan agreement expiring June 30, 2017. See terms of the agreement below.
Less discount of $106 and $103 as of September 30, 2012 and 2013	$29,055	$36,293
Notes payable to lessor for tenant improvements. The note calls for monthly payments of principal and interest of $3 at an interest rate of 7% and is due April 2015	150	124
Notes payable to lessor for tenant improvements. The note calls for monthly payments of principal and interest of $6 at an interest rate of 7% and is due November 2024	—	575
Notes payable to finance Company insurance premiums. The note calls for monthly payments of principal and interest of $93 at an interest rate of 2.492% and is due March 2013	553	—
Notes payable to finance Company insurance premiums. The note calls for monthly payments of principal and interest of $71 at an interest rate of 2.192% and is due March 2014	—	421

Total	29,758	37,413
Less current portion	557	457

Long-term portion	$29,201	$36,956

On July 13, 2012, the Company completed a $35.0 million term loan agreement with a financial investment fund. In August 2012 and December 2012, the Company drew down $29.0 million and $6.0 million under this agreement. The agreement requires interest to be paid quarterly at a simple annual rate of 15%, and that all outstanding principal be repaid in four equal quarterly payments beginning September 30, 2016. The facility also contains a provision whereby the Company can choose to defer cash payment of 3.5% on the original outstanding principal from the first 11 quarterly interest payments by converting that portion of the interest otherwise due into additional notes under the agreement. As of September 30, 2012 and 2013, the Company has converted $0.2 million and $1.2 million of interest into additional notes (payment-in-kind notes). Amounts outstanding under the term loan agreement are collateralized by all of the Company's assets and the agreement contains a 1% fee on all draws and provides for a prepayment penalty on the outstanding principal if the Company chooses to repay principal prior to maturity, or upon other specified events, including a change of control. The term loan agreement provides for financial covenants for minimum revenues and minimum liquidity, of which the Company was in compliance as of September 30, 2012 and 2013. A portion of the proceeds of the agreement were used to repay $10.0 million of the Convertible Notes and to repay the $6.5 million November 2011 notes payable to two of the Company's other lenders (described below).

On November 7, 2011, the Company issued a $6.5 million note payable to its commercial bank and another financial institution. The note called for monthly interest payments (9.04% annual interest rate) through March 31, 2012. The outstanding principal was to be repaid in 30 equal monthly installments,

CORIUM INTERNATIONAL, INC.

Notes to the Financial Statements (Continued)

As of and for the years ended September 30, 2012 and 2013

6. Debt (Continued)

plus interest. The note was collateralized by all of the Company's assets. The note contained a 1% up-front loan fee, a 6% fee at maturity, and a 5% prepayment fee. The proceeds of the November 2011 note were used to repay the then-existing notes payable to the bank. The November 2011 note was paid off in August 2012 with the proceeds of the term loan agreement.

Convertible Notes

In 2008 and 2009, the Company issued convertible bridge notes (the "Convertible Notes") and warrant purchase agreements to several of the existing Series C stock investors, whereby the Company raised a total of $20.0 million. As originally issued, the Convertible Notes accrued interest at 10% per year and matures on the earliest of July 31, 2009, the consummation of a significant sale of assets of the Company outside the normal course of business, or upon an uncured event of default. Subsequently, the maturities of the Convertible Notes were initially extended to October 31, 2009, after which they became due. In connection with the closing of the $35 million term loan agreement in July 2012, the Company further extended the maturity date of the Convertible Notes to July 1, 2017, and as a result the Convertible Notes are classified as a long-term obligation as of September 30, 2012 and 2013. Interest has not been paid on the Convertible Notes since inception and is therefore, presented as long-term accrued interest.

The Convertible Notes are convertible into preferred stock of the Company. Upon completion of the Company's next preferred stock equity financing, the Convertible Notes will convert automatically into the series of preferred stock issued in that financing, at a conversion price equal to the price per share for such financing. The Convertible Notes are secured by all assets of the Company, with such security interest being subordinated to the security interest granted by the Company to its commercial bank and the $35 million term loan agreement. Pursuant to an intercreditor agreement the Company entered into in July 2012, the Company is not permitted to pay interest on these notes until maturity.

The Convertible Notes also provide for an amendment of the voting agreement between the Company and the majority of its stockholders, pursuant to which the major investor has the right to increase the maximum size of the board of directors to 11 and the major investor also has the right to appoint up to 6 of the directors. As of September 30, 2013, the major investor had not exercised either of these rights.

The Convertible Notes also provide for the issuance of common stock warrants exercisable for a number of shares equal to 60% of the principal amount of the Convertible Notes, divided by the conversion price of the Convertible Notes, which is, initially, the original issue price of the Series C preferred stock. The warrants are only exercisable following conversion of the Convertible Notes into preferred stock and will be exercisable for shares of common stock of the Company. As of September 30, 2012, the warrants had all been issued, with an expiration date five years from the date of each corresponding Convertible Note's issuance (see Note 9).

During fiscal 2013, the carrying value of the Convertible Notes was reduced by $0.6 million due to the recognition of value associated with the modification of common stock warrants issued in connection with the Convertible Notes.

During fiscal 2012, the Company repaid $10.0 million of the outstanding Convertible Notes using proceeds of the July 2012 term loan agreement.

CORIUM INTERNATIONAL, INC.

Notes to the Financial Statements (Continued)

As of and for the years ended September 30, 2012 and 2013

6. Debt (Continued)

Subordinated Note

In 2009, the Company issued a subordinated note (the "Subordinated Note") to one of the existing Series C preferred stock investors raising a total of $13.0 million. The Subordinated Note accrues simple interest at 5% per year and had an original maturity of the earliest of March 31, 2010, the consummation of a significant sale of assets of the Company outside the normal course of business, or upon an uncured event of default. In connection with the closing of the term loan agreement during the year ended September 30, 2012, the maturity of the Subordinated Note was extended to July 1, 2017, and, as a result, the Subordinated Note is classified as a long-term obligation as of September 30, 2012 and 2013. Interest has not been paid on the Subordinated Note since inception and is therefore, presented as long-term accrued interest.

The Subordinated Note is secured by all assets of the Company, with such security interest subordinated to the security interest granted by the Company to both its commercial bank and the term loan agreement. Pursuant to an intercreditor agreement the Company entered into in July 2012, the Company is not permitted to pay interest on these notes until maturity.

If the Company consummates a merger of the Company or a sale of all or substantially all of the Company's assets, or a significant asset sale prior to the full repayment of the Subordinated Note, then, at the written election of the subordinated note holder, the holder of the Subordinated Note will be entitled to be repaid the entire outstanding balance under the Subordinated Note plus an additional amount equal to the outstanding principal under the Subordinated Note, plus all accrued interest. The Company has determined that this feature is an embedded derivative requiring bifurcation and separate accounting. The fair value of this embedded derivative liability was $0 and $7.4 million as of September 30, 2012 and 2013. The fair value of the embedded derivative was measured using a with and without valuation methodology. The fair value is primarily driven by the assessment of the probability and timing of scenarios which would trigger the payment of the additional amount equal to the outstanding principal totaling $13.0 million under the Subordinated Note. The probability of such qualifying transactions increased greatly in the year ended September 30, 2013. The change in fair value of $7.4 million was recorded to change in fair value of Subordinated Note embedded derivative liability in the year ended September 30, 2013.

Minimum principal payments on the Company's outstanding debt, consisting of the bank line of credit, the term loan agreement, the Convertible Notes, and the Subordinated Note, as of September 30, 2013 are as follows (in thousands):

Year Ending September 30:	Amounts
2014	$4,330
2015	107
2016	9,112
2017	49,716
2018	46
Thereafter	374

Total	$63,685

CORIUM INTERNATIONAL, INC.

Notes to the Financial Statements (Continued)

As of and for the years ended September 30, 2012 and 2013

7. Commitments and Contingencies

Capital Leases

Certain manufacturing equipment is accounted for as a capital lease and are included in property and equipment as of September 30, 2012 and 2013.

Future minimum lease payments under capital leases, together with the present value of the net minimum lease payments as of September 30, 2013 is as follows (in thousands):

Year Ending September 30,	Amounts
2014	$1,298
2015	897
2016	877
2017	73

Total minimum lease payments	3,145
Less amount representing estimated executory costs (such as taxes)	(26)

Net minimum lease payments	3,119
Less amount representing interest	(403)

Present value of net minimum lease payments	2,716
Less discount related to warrants	(35)

Capital lease liability	2,681
Less current portion	(1,029)

Long-term portion	$1,652

Depreciation expense on equipment under capital leases was $0.6 million and $0.6 million for fiscal 2012 and 2013.

Operating Leases

The Company conducts certain operations using leased property and equipment. The property and equipment leases require the Company to pay certain property taxes, insurance, and maintenance expense and expire on dates ranging through 2025. Total rental expense on operating leases for fiscal 2012 and 2013 amounted to $1.4 million and $1.6 million.

Future minimum lease payments under operating leases that have initial or remaining lease terms in excess of one year from September 30, 2013 were as follows (in thousands):

Year Ending September 30,	Amounts
2014	$974
2015	769
2016	597
2017	599
2018	611
Thereafter	4,276

Total	$7,826

CORIUM INTERNATIONAL, INC.

Notes to the Financial Statements (Continued)

As of and for the years ended September 30, 2012 and 2013

7. Commitments and Contingencies (Continued)

Contingencies

The Company may be subject to legal proceedings and litigation arising in the ordinary course of business. The Company will record a liability when it believes that it is both probable that a loss has been incurred and the amount can be reasonably estimated. The Company expects to periodically evaluate developments in its legal matters that could affect the amount of liability that it has previously accrued, if any, and make adjustments as appropriate. Significant judgment is required to determine both likelihood of there being, and the estimated amount of, a loss related to such matters, and the Company's judgment may be incorrect. The outcome of any proceeding is not determinable in advance. Until the final resolution of any such matters that the Company may be required to accrue for, there may be an exposure to loss in excess of the amount accrued, and such amounts could be material. Management is not aware of any legal matters upon where the final disposition is expected to have a material effect on the business. See Note 13 for further discussion regarding product liabilities.

8. Collaboration and Partner Arrangements

The Company has recognized the following revenues from its collaboration and partner agreements during fiscal 2012 and 2013 (in thousands):

	As of September 30,
	2012	2013
P&G	$7,880	$11,781
Teva	11,350	16,683
Actavis/Par	18,139	16,551
Agile	3,014	4,904
Other	2,477	351

Total revenues	$42,860	$50,270

The Procter & Gamble Company

In 2005, the Company entered into a multi-faceted collaboration arrangement with The Procter & Gamble Company, or P&G.

The relationship includes a world-wide license to P&G for the use of certain of the Company's technologies for products in specific fields in which P&G operates. P&G paid the Company a $3.0 million fee for the license plus additional future milestone payments for each qualifying product that the Company develops for P&G. The Company has received a $2.0 million milestone for the first series of products developed by the Company.

The Company entered into a long term joint development agreement under which the Company performs numerous development activities for P&G based upon agreed-upon statements of work and budgets. The development work performed by the Company under this agreement is billed to P&G on a time and materials basis, at cost.

The Company also entered into a commercial supply agreement for the production of all products developed by the Company for P&G. The Company has developed and commercialized several products which are currently marketed and sold by P&G under the brand name Crest Advanced Seal Whitestrips, or Crest

CORIUM INTERNATIONAL, INC.

Notes to the Financial Statements (Continued)

As of and for the years ended September 30, 2012 and 2013

8. Collaboration and Partner Arrangements (Continued)

Whitestrips. Several additional products are currently being developed by the Company for P&G, which are expected to launch in 2015 and beyond.

In addition to the other agreements, and as part of the overall collaboration agreement, the Company also acquired certain patents from P&G in 2005. In exchange for the assignment of these patents, the Company issued 1,266,830 shares or our common stock as payment for the patent acquired. The Company also granted P&G certain co-sale and board observer rights in connection with the shares.

Teva Pharmaceuticals USA, Inc.

In 2004, the Company entered into an arrangement with Barr Laboratories, or Barr, for four generic products. The Company entered into three separate agreements with Barr, one in 2006 and two in 2007, to develop and commercialize additional products. In 2008, Teva Pharmaceutical Industries, Ltd., or Teva, acquired Barr. Following this acquisition, Teva discontinued four of these development programs. One of the continuing programs has resulted in an approved product currently marketed by Teva, Clonidine Transdermal Delivery System, or TDS, and two other products are pending regulatory approval.

Under the agreements, the Company receives compensation for developing the products, generally on a time and materials basis. For the product currently being manufactured by the Company, we generate product sales with a cost-plus margin and in addition, the Company receives a profit share based on "net profits" earned by Teva for each product.

In 2007, Barr invested $5.0 million in convertible notes of the Company. In 2007, the notes and all accrued interest were converted into the Series C preferred stock financing completed by the Company, whereby Barr received 5,839,883 shares of Series C preferred stock.

Par Pharmaceutical, Inc.

On May 11, 2002, the Company entered into an arrangement to pursue development and commercialization of a generic version of the transdermal fentanyl product with Abrika LLLP. In 2007, Abrika was acquired by Actavis, Inc. Under the agreements, the Company agreed to develop the product and to assist Actavis with the regulatory filing and ultimate approval of such product. In October 2012, Actavis divested this product to Par who assumed the various agreements.

The Company developed the product, Fentanyl TDS, which was commercially launched in 2007. The Company was paid for the development work performed under the agreements and currently generates product sales at a cost-plus margin and in addition, receives a royalty on the net sales of the product by Par.

As part of the initial agreements, Abrika, in consideration for paying for the development of the product received 1,009,860 shares of the Company's common stock.

Agile Therapeutics, Inc.

In 2006, the Company entered into an arrangement with Agile to develop a new transdermal patch product using the Agile's previously developed technology. Under the arrangement, the Company has performed process development and manufacturing of the product. For the development work performed, Agile paid the Company in multiple forms, including time and materials and milestones for achievement of certain development goals. During fiscal 2012 and 2013, Agile paid the Company $3.5 million towards leasehold improvements incurred by the Company to its facilities to provide for adequate manufacturing space for this

CORIUM INTERNATIONAL, INC.

Notes to the Financial Statements (Continued)

As of and for the years ended September 30, 2012 and 2013

8. Collaboration and Partner Arrangements (Continued)

product once it is approved, which will be recognized as rental income in future years as the facility is used for production. In addition, in the year ended September 30, 2013, Agile paid $0.6 million to the Company for idle facility charges, which are presented on the income statement as other income.

Other Partner Arrangements

In 2013, the Company entered into an arrangement for the development of two generic transdermal products. Under the arrangement, the partner and the Company will equally fund all costs of developing the products. The Company will be reimbursed for its share of all out of pocket costs and will be required to reimburse the partner for its share of all development, clinical and other costs up to and including regulatory filing. The Company will also be reimbursed for certain development milestones which will total $3.5 million for both products. The milestones are based on achieving certain stages of development. The Company received $0.5 million of these milestones upon signing the agreement and is amortizing these into income over the expected development period of the products. Upon regulatory approval, the Company will manufacture and sell the product to its partner and will be paid on a cost-plus basis with no margin. In addition, the Company will be paid an equal share of the profits of each product, based on the net profits of each product of the partner. The profit sharing percentage may be less than 50% for one of the products if the Company elects not to participate in the funding of any potential regulatory litigation incurred by the partner related to the patents that have not fully expired for the brand name product.

9. Warrants

The Company issued warrants to purchase shares of the Company's stock as part of several transactions from 2008 through 2013. The warrants have been recorded as either equity instruments or liability instruments based on the terms of the warrants.

Preferred Stock Warrants

The Company issued warrants to purchase Series C preferred stock, which comprise the only warrants to purchase preferred stock issued by the Company as of September 30, 2013.

In connection with various financing transactions prior to October 1, 2012, the Company issued warrants for 2,714,594 shares of Series C preferred stock. During fiscal 2012, 1,399,760 of these warrants expired unexercised. All of the Series C preferred stock warrants are exercisable for a period of five years from issuance except certain warrants to purchase 163,522 shares of Series C preferred stock that expire upon the earlier of five years and the closing of an initial public offering. The warrants are exercisable in cash or through a cashless exercise provision. Under the cashless exercise provision, the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of the Series C preferred stock at the time of exercise of the warrant after deducting the aggregate exercise price. In the event that all outstanding shares of the Series C convertible preferred stock are converted into common stock, the warrants will be exercisable for the same number of shares of common stock.

For the year ended September 30, 2012, the Company issued 425,161 warrants to purchase Series C preferred stock, with a fair value at issuance of $0.2 million in connection with the note payable provided by the Company's commercial bank and another financial institution (see Note 6).

As of September 30, 2012 and 2013, warrants to purchase 1,739,992 shares of Series C preferred stock were outstanding with a weighted average exercise price of $0.90 per share. Of this amount, warrants to

CORIUM INTERNATIONAL, INC.

Notes to the Financial Statements (Continued)

As of and for the years ended September 30, 2012 and 2013

9. Warrants (Continued)

purchase 1,380,241 shares of Series C preferred stock contain antidilution protection. Therefore, the Company evaluated these warrants as derivative instruments, and accordingly recorded the warrants as liabilities at fair value at the time of issuance, with the fair value then adjusted at each subsequent balance sheet date. The Company will continue to adjust the preferred stock warrant liabilities for changes in the fair value of the warrants until the earlier of (i) the exercise of the warrants, (ii) the conversion of the underlying preferred stock into common stock, at which time, the liability will be reclassified to stockholders' equity, and (iii) the expiration of the warrants.

The fair value of the outstanding convertible preferred stock warrants containing antidilution protection were remeasured as of each year end using the Option Pricing Model in fiscal 2012 and the Probability-Weighted Expected Return Model in fiscal 2013. We use a number of assumptions to estimate the fair value including the likelihood of various scenarios, the expected volatility and the fair value of the underlying stock under each scenario. These assumptions are:

	As of September 30,
	2012	2013
Remaining contractual term (in years)	6.07 - 9.24	5.07 - 8.24
Risk-free interest rate	0.62 - 1.64%	1.39 - 2.02%
Expected volatility	65 - 75%	68 - 77%
Expected dividend rate	0%	0%

The fair value of these warrants totaled $0.5 million and $0.6 million as of September 30, 2012 and 2013.

Common Stock Warrants

In connection with the issuance of the Convertible Notes in 2008 and 2009 (see Note 6), the Company issued warrants to the Convertible Note holders for the purchase of an aggregate of 12,000,000 shares of common stock, at an exercise price of $0.21. As of September 30, 2012, any discount recognized as a result of issuing these warrants had been fully amortized. The fair value of these warrants upon issuance was recorded in stockholders' deficit.

In July 2012, the Company issued a warrant for the purchase of 823,304 shares of common stock with a fair value totaling $0.1 million in connection with the term loan agreement that closed in July 2012 (see Note 6). All of these warrants issued are exercisable until the earlier of five years from issuance and the closing of an initial public offering of common stock. The fair value of the warrant upon issuance was calculated using the Black-Scholes option-pricing valuation model with the following assumptions: common stock value of $0.22 per share, contractual term of 5 years, risk-free interest rate of 0.62%, expected volatility of 75%, and expected dividend yield of 0%.

In December 2012, the Company issued a warrant for the purchase of 170,339 shares of common stock with a fair value totaling $23,000 in connection with the second drawdown under this term loan agreement (see Note 6). All of these warrants issued are exercisable until the earlier of five years from issuance and the closing of an initial public offering of common stock. The fair value of the warrant upon issuance was calculated using the Black-Scholes option-pricing valuation model with the following assumptions: common

CORIUM INTERNATIONAL, INC.

Notes to the Financial Statements (Continued)

As of and for the years ended September 30, 2012 and 2013

9. Warrants (Continued)

stock value of $0.22 per share, contractual term of 5 years, risk-free interest rate of 0.63%, expected volatility of 75%, and expected dividend yield of 0%.

In addition, the Company issued a warrant for the purchase of 82,000 shares of common stock with a fair value totaling $15,000 in connection with the lease arrangement that closed in September 2013 with an existing Series C preferred stock investor (see Note 7). The fair value of the warrant upon issuance was calculated using the Black-Scholes option-pricing valuation model with the following assumptions: common stock value of $0.30 per share, contractual term of 5 years, risk-free interest rate of 1.41%, expected volatility of 76%, and expected dividend yield of 0%.

10. Convertible Preferred Stock, Redeemable Common Stock and Stockholders' Deficit

Convertible Preferred Stock

Convertible preferred stock as of September 30, 2012 and 2013 consists of the following (in thousands, except for share and per share data):

	Shares Authorized	Original Issue Price	Shares Issued and Outstanding	Aggregate Liquidation Amount
Series A	1,114,100	$0.220	1,114,066	$490
Series B	7,602,200	0.875	7,602,132	6,652
Series C	57,000,000	0.917	27,318,702	50,119

Balance as of September 30, 2012 and 2013	65,716,300		36,034,900	$57,261

Voting Rights — The Series A, B, and C preferred stockholders have a right to the number of votes equal to the number of shares of common stock issuable upon conversion of the preferred stock, except as otherwise required by law. The Series C stockholders have protective provisions that require the Company to obtain their consent, by majority vote, before undertaking certain actions. In addition, all preferred stockholders, as a class, have protective provisions that require the Company to obtain their consent, by majority vote, before undertaking certain actions.

Dividends — The Series A, B, and C preferred stockholders are entitled to receive noncumulative dividends, if and when declared by the board of directors prior and in preference to any dividend on common stock, at the rate of 8% of the original issue price.

Conversion — Each share of preferred stock may be converted, at the option of the holder, into such number of fully paid and nonassessable shares of common stock as is determined by dividing the original issue price for the relevant series of preferred stock by the then-applicable conversion price in effect at the time of conversion. The current conversion ratio for all outstanding shares of preferred stock is one-for-one. Each share of preferred stock will automatically convert to common stock upon the consent of holders of at least 67% of the shares of preferred stock outstanding, or the closing of an underwritten registered public offering of shares of common stock that reflects a value of the Company not less than $3.68 per share and results in gross proceeds of at least $50.0 million.

CORIUM INTERNATIONAL, INC.

Notes to the Financial Statements (Continued)

As of and for the years ended September 30, 2012 and 2013

10. Convertible Preferred Stock, Redeemable Common Stock and Stockholders' Deficit (Continued)

Liquidation — In the event of a liquidation, dissolution, or winding up of the Company, the Series C preferred stockholders are entitled to a preference payment prior to any distribution of assets or surplus funds of the Company to the Series A and B preferred stockholders or to the common stockholders. The liquidation preference payments to the Series C preferred stockholders will be two times the original issuance price of the Series C preferred stock, plus any accrued but unpaid dividends. Upon completion of the preference payment to the Series C preferred stockholders, the Series A and B preferred stockholders are entitled to share equally in preference payments until the Series B preferred stockholders receive one times the original issuance price of the Series B preferred stock; thereafter, only the Series A preferred stockholders receive preference payments until they have received a cumulative amount of two times the original issuance price of the Series A preferred stock. All of the foregoing preferred stock preferences must be paid prior to any distribution of any assets or surplus funds of the Company to the common stockholders. The Company classifies the convertible preferred stock outside of stockholders' deficit and records it at maximum liquidation value as the shares contain liquidation features that are not solely within its control.

Participation — In the event of a liquidation, dissolution, or winding up of the Company, and only after all of the Series A, B, and C preferred stockholders have received all of their preference payments, any remaining assets or surplus funds of the Company will be distributed ratably to the common stockholders and Series B preferred stockholders as if the Series B preferred stock had all been converted into common, but only to the extent that Series B stockholders will be entitled to receive a maximum of one times the original issuance price of the Series B preferred stock from such distribution.

Common Stock

The Company was authorized to issue up to 115,000,000 shares of common stock as of September 30, 2012 and 2013 at par value of $0.001 per share. The Company had reserved shares of common stock, on an as-if converted basis, for issuance as follows:

	As of September 30,
	2012	2013
Issuances under stock option plans	10,354,405	17,996,634
Conversion of convertible preferred stock	36,034,900	36,034,900
Issuances upon exercise of convertible preferred stock warrants	1,739,992	1,739,992
Issuances upon exercise of common stock warrants	12,823,304	13,075,643

	60,952,601	68,847,169

Repurchases of Common Stock from Founders — In connection with the Series C financing the Company, in accordance with specific stock repurchase agreements approved by the board of directors, purchased from the two founders an aggregate of 2,180,313 shares of common stock at a purchase price of $0.9173 per share. The stock repurchase agreements also provide for the Company to repurchase an additional total of 2,180,313 shares of common stock held by each of the two founders at a price of $0.9173 per share, in four separate closings, at six-month intervals of 408,809, 408,809, 545,078, and 817,617 shares from each founder. These agreements were amended in March 2008 to suspend the Company's obligation to repurchase these shares if, in the discretion of the Company's board of directors, any such repurchase

CORIUM INTERNATIONAL, INC.

Notes to the Financial Statements (Continued)

As of and for the years ended September 30, 2012 and 2013

10. Convertible Preferred Stock, Redeemable Common Stock and Stockholders' Deficit (Continued)

would result in a material adverse effect on the Company's financial condition. As these shares are conditionally redeemable, they are classified outside of stockholders' deficit.

From March 2008 through September 2012, the Company's board of directors has determined that it would not be in the best financial interests of the Company to use cash to repurchase any of the founders' shares, but has authorized the Company to use non-cash consideration for such repurchases under certain conditions. In December 2009, the board of directors determined that it was in the Company's interests to accept a proposal by a founder to use the cancellation of all of that founder's then-current indebtedness to the Company, comprising the balance on a note receivable and all accrued interest, as purchase consideration in order to effect a partial repurchase under the founder's stock repurchase agreement with the Company. Accordingly, the Company repurchased 690,454 shares from this founder, reducing the agreement to repurchase shares from that founder to 1,489,859. Following the repurchase, the founder resumed periodic borrowing from the Company on the same terms of the original note. In September 2012, the Company received a similar proposal from the same founder in which that founder agreed to allow the Company to repurchase 155,920 shares from that founder using the cancellation in full of that founder's note and accrued interest owed to the Company, as well as the termination of that founder's right to borrow further amounts from the Company, as consideration (see Note 5). This repurchase by the Company reduced the Company's number of shares that can be repurchased from that founder from 1,489,859 to 1,333,939 shares.

As of September 30, 2012 and 2013, the Company has a remaining agreement to repurchase 1,333,939 from one founder and 2,180,313 from the other founder, but such repurchase is contingent on approval by the board of directors.

11. Stock-Based Compensation

Equity Incentive Plan

As of September 30, 2013, the Company has two stock option plans, one sponsored by the Company, or the Corium Plan and the stock option plan of StrataGent, Inc., or the StrataGent Plan. StrataGent, Inc. was acquired by the Company as a wholly owned subsidiary on September 20, 2007. The unexpired, unexercised options outstanding for those employees of StrataGent who remained Company employees after the merger was effected were assumed by the Company. Each StrataGent option became exercisable into whole shares of Corium stock based on an agreed exchange ratio and per share exercise price such that the total value of the option grant did not change. The Company elected to make no further grants under the StrataGent Plan; however its terms continue to govern all options issued under that plan. No additional shares available for grant were assumed by the Company, and any options that were returned to the pool subsequent to the merger were canceled and were not made available for future grants. This wholly owned subsidiary was dissolved during 2008.

The Corium Plan consists of the 2002 stock option plan that expired in 2012 and the 2012 equity incentive plan which was adopted in November 2012. Under the Corium Plan, there are 2,508,950 shares of common stock reserved for issuance as of September 30, 2013. The exercise price of each option issued under the Corium Plan is no less than the fair value of the Company's stock on the date of the grant as determined by the board of directors. The maximum term of the options is 10 years and the maximum

CORIUM INTERNATIONAL, INC.

Notes to the Financial Statements (Continued)

As of and for the years ended September 30, 2012 and 2013

11. Stock-Based Compensation (Continued)

vesting period is 4 years. The Company granted 10,032,607 stock options under the Corium Plan during fiscal 2013.

A summary of activity under the Corium Plan during fiscal 2012 and 2013 is as follows:

	Shares Available for Grant	Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
					(In thousands)
Balance — October 1, 2011	1,775,686	8,220,394	$0.34
Granted	—	—	—
Exercised	—	—	—
Cancelled	560,416	(560,416)	$0.66

Balance — September 30, 2012	2,336,102	7,659,978	$0.31	5.20
Additional shares authorized	8,000,001	—	—
Granted	(10,032,607)	10,032,607	$0.22
Exercised	—	(45,500)	$0.23
Forfeited	862,516	(862,516)	$0.21
Cancelled	1,342,938	(1,342,938)	$0.83

Balance — September 30, 2013	2,508,950	15,441,631	$0.22	7.22	$1,287
Options exercisable — September 30, 2013		8,322,451	$0.21	5.44	$718

Options vested and expected to vest — September 30, 2013		13,166,525	$0.22	7.22	$1,105

All outstanding options under the Corium Plan as of September 30, 2013 have an exercise price between $0.21 and $0.23 per share.

The weighted average grant date fair value of options granted fiscal 2013 was $0.13. No stock options were granted during fiscal 2012. The Company estimated the fair value of stock options granted during fiscal 2013 using the Black-Scholes option pricing model. The fair value of stock options is being amortized on a straight-line basis over the requisite service period of the awards. The fair value of the employee stock options was estimated using the following assumptions:

Expected term (in years)	2.50 - 6.08
Risk-free interest rate	0.70% - 1.38%
Expected volatility	71% - 75%
Expected dividend rate	0%

CORIUM INTERNATIONAL, INC.

Notes to the Financial Statements (Continued)

As of and for the years ended September 30, 2012 and 2013

11. Stock-Based Compensation (Continued)

A summary of activity under the StrataGent Plan for fiscal 2012 and 2013 is as follows:

	Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
				(In thousands)
Balance — October 1, 2011	982,490	$0.02
Granted	—	—
Exercised	(624,165)	$0.02
Forfeited	—	—

Balance — September 30, 2012	358,325	$0.02	1.82
Additional options authorized	—	—
Granted	—	—
Exercised	(219,014)	$0.01
Forfeited	(93,258)	$0.02
Cancelled	—	—

Balance — September 30, 2013	46,053	$0.07	3.13	$11
Options exercisable — September 30, 2013	46,053	$0.07	3.13	$11

Options vested and expected to vest — September 30, 2013	46,053	$0.07	3.13	$11

All outstanding options under the StrataGent Plan have an exercise price between $0.0174 and $0.0869 per share. There were no options granted under the StrataGent Plan during fiscal 2012 or fiscal 2013.

Employee stock-based compensation expense for fiscal 2012 and 2013 are classified in the statements of operations as follows (in thousands):

	Years ended September 30,
	2012	2013
Cost of product revenues	$—	$35
Cost of contract research and development revenues	—	21
Research and development	—	39
General and administrative	66	235

Total stock-based compensation	$66	$330

As of September 30, 2013, there was a total of $0.7 million of unrecognized employee compensation cost, net of estimated forfeitures, related to non-vested stock option awards, which is expected to be recognized on a straight-line basis over a weighted-average period of approximately 2.1 years.

CORIUM INTERNATIONAL, INC.

Notes to the Financial Statements (Continued)

As of and for the years ended September 30, 2012 and 2013

12. Product Recall Liability

In fiscal 2008 and fiscal 2010, Actavis issued two voluntary recalls of certain lots and strengths of Fentanyl TDS manufactured by the Company and sold and distributed by Actavis in the United States. The Company and Actavis negotiated financial settlements for these two recalls, and the Company accrued amounts related to these settlements in fiscal 2009 and 2011. Such recall liabilities were subsequently reduced through various mechanisms per the terms of the settlement agreements.

In October 2012, the Company reached a revised settlement related to the First and Second Recalls which provides for a total and combined remaining liability of $5.0 million. The revised liability will be repaid through quarterly payments in arrears based on a percentage of the average of the total net revenues recorded by the Company related to Fentanyl TDS. These payments will be paid to Actavis starting in July 1, 2013 and continuing through April 1, 2017. To the extent that the revised settlement liability is not repaid as of April 1, 2017, the remaining liability, if any, will be converted into the most recent form of capital stock issued by the Company in connection with a financing, at the price per share of that financing. The revised liability does not accrue interest. As a result of the revised settlement, the Company recorded a gain on settlement of the recall liability of $0.6 million which is included in the income statement for the year ended September 30, 2012. During the year ended September 30, 2013, the Company repaid $0.2 million of this liability.

The following table summarizes the changes to the product recall liability (in thousands):

	Year Ended September 30,
	2012	2013
Beginning balance	$8,623	$5,000
Non-cash reductions in recall liability prior to settlement	(3,041)	—
Gain on settlement of recall liability	(582)	—
Payment of settlement liability	—	(168)

Ending balance	$5,000	$4,832

13. Product Liability

As discussed in Note 7, there are other potential liabilities that the Company may incur relating to the products it manufactures, including potential product liability claims. For fiscal 2012 and 2013, the Company has provided a reserve for these claims taking into account the insurance coverage maintained for such claims, the nature and extent of such claims, and the Company's past success in defending and/or settling such claims. The Company does not expect that the financial impact that could arise from such claims will be material.

CORIUM INTERNATIONAL, INC.

Notes to the Financial Statements (Continued)

As of and for the years ended September 30, 2012 and 2013

13. Product Liability (Continued)

The following table summarizes the changes to the product liability reserve (in thousands):

	Year Ended September 30,
	2012	2013
Beginning balance	$500	$720
Settlement payments	(307)	(1,300)
Expense	527	670

Ending balance	$720	$90

14. Net Loss and Unaudited Pro Forma Net Loss per Share Attributable to Common Stockholders

The following table sets forth the computation of the Company's basic and diluted net loss per share attributable to common stockholders during fiscal 2012 and 2013 (in thousands, except share and per share data):

	Year Ended September 30,
	2012	2013
Net loss attributable to common stockholders, basic and diluted	$(5,443)	$(13,877)
Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted	22,227,342	22,452,114

Net loss per share attributable to common stockholders, basic and diluted	$(0.24)	$(0.62)

The following outstanding shares of common stock equivalents were excluded from the computation of the diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Year Ended September 30,
	2012	2013
Convertible preferred stock	36,034,900	36,034,900
Stock options to purchase common stock	10,354,405	17,996,634
Common stock warrants	12,823,304	13,075,643
Preferred stock warrants	1,739,992	1,739,992

The following table sets forth the computation of the Company's unaudited pro forma basic and diluted net loss per share attributable to common stockholders after giving effect to the conversion of preferred stock

CORIUM INTERNATIONAL, INC.

Notes to the Financial Statements (Continued)

As of and for the years ended September 30, 2012 and 2013

14. Net Loss and Unaudited Pro Forma Net Loss per Share Attributable to Common Stockholders (Continued)

into common stock as though the conversion had occurred at the beginning of the year ended September 30, 2013 (in thousands, except share and per share data):

Year Ended September 30, 2013
(Unaudited)
Net loss attributable to common stockholders, basic and diluted	$(13,877)
Pro forma adjustments to reflect change in fair value of preferred stock warrant liability	(14)

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(13,891)

Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted	22,452,114
Pro forma adjustments to reflect assumed conversion of convertible preferred stock	36,034,900

Weighted average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted	58,487,014

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.24)

15. Income Taxes

The Company's effective tax rate differs from the statutory federal income tax rate, primarily as a result of the net operating loss carryforwards and research and development tax credit carryforwards.

The Company operates in only one jurisdiction, the United States. The following table presents a reconciliation of the tax expense (benefit) computed at the statutory federal rate and the Company's tax expense (benefit) for the period presented (in thousands):

	Year Ended September 30,
	2012	2013
Income tax benefit — computed as 34% of pretax loss	$(1,851)	$(4,717)
Effect of nondeductible expenses	881	695
State and local income tax expenses	(6)	1
Valuation allowance	876	4,270
Effect of tax credits and other	(1)	(50)
State deferred taxes	75	(188)
Other	19	(10)

Total	$(7)	$1

CORIUM INTERNATIONAL, INC.

Notes to the Financial Statements (Continued)

As of and for the years ended September 30, 2012 and 2013

15. Income Taxes (Continued)

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities as of September 30, 2012 and 2013 are as follows (in thousands):

	As of September 30,
	2012	2013
Deferred tax assets:
Net operating loss carryforward	$23,586	$26,402
Research and development credit	1,920	1,970
State deferred taxes	1,778	1,965

Gross deferred tax assets	27,284	30,337
Valuation allowance	(26,746)	(29,679)

Net deferred tax assets	538	658
Deferred tax liabilities:
Other	(538)	(658)

Gross deferred tax liabilities	(538)	(658)

Net deferred tax liabilities	$—	$—

As of September 30, 2013, the Company had net operating loss carryforwards for federal and state income tax purposes of $63.2 million and $12.0 million. These net operating loss carryforwards will expire, if not utilized, beginning in 2026 and 2017 for federal and state income tax purposes, respectively.

Realization of deferred tax assets is dependent on future taxable income, the existence and timing of which is uncertain. Based on the Company's history of losses, management has determined it cannot conclude that it is more likely than not that the deferred tax assets will be realized, and accordingly has placed a full valuation allowance on the net deferred tax assets. The valuation allowance increased by $0.9 million and $1.8 million in fiscal 2012 and 2013.

As of September 30, 2013, the Company had credit carryforwards of $2.0 million and $1.3 million available to reduce future taxable income, if any, for federal and California state income tax purposes. The Federal credit carryforwards begin to expire in 2022. California credits have no expiration date.

The Tax Reform Act of 1986 and similar California legislation impose substantial restrictions on the utilization of net operating losses and tax credits in the event of an ownership change of a corporation. Accordingly, the Company's ability to utilize net operating losses and credit carryforwards may be significantly limited in the future as a result of such an ownership change.

The Company did not have any material unrecognized tax benefits as of September 30, 2012 and 2013. It is difficult to predict the final timing and resolution of any particular uncertain tax position. Based on the Company's assessment, including experience and complex judgments about future events, the Company does not expect that changes in the amount of unrecognized tax benefits during the next 12 months will have a significant impact on the Company's financial position or results of operations.

CORIUM INTERNATIONAL, INC.

Notes to the Financial Statements (Continued)

As of and for the years ended September 30, 2012 and 2013

15. Income Taxes (Continued)

It is the Company's policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, as necessary. There was no interest expense or penalties related to unrecognized tax benefits recorded through September 30, 2013.

The Company files income tax returns in the U.S. federal jurisdiction as well as in California and Michigan. The tax years ending September 30, 2010 to September 30, 2012 remain open to examination by the major jurisdictions in which the Company is subject to tax. Fiscal years outside the normal statute of limitation remain open to audit by tax authorities due to tax attributes generated in those early years, which have been carried forward and may be audited in subsequent years when utilized.

16. Employee Benefit Plan

The Company has a defined-contribution plan that allows for discretionary contributions from the Company. Contributions totaled $80,000 and $90,000 for fiscal 2012 and 2013.

17. Segment and Enterprise-Wide Information

The Company's chief operating decision maker is its chief executive officer. The chief executive officer reviews its operating results on an aggregate basis for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, or operating results for levels or components. Accordingly, the Company has a single reporting segment and operating unit structure.

All of the Company's revenues are derived from partners located in the United States and all long-lived assets are located in the United States.

18. Subsequent Events

The Company has evaluated subsequent events through December 23, 2013, the date the financial statements were available to be issued.

Recapitalization

In December 2013, the Company entered into an amendment and conversion agreement with Essex Woodlands pursuant to which the Company and Essex Woodlands (i) amended the Convertible Notes held by Essex Woodlands and other investors to provide that they will automatically convert either into 20,569,231 shares of the Company's common stock immediately prior to the closing of an initial public offering of the Company's common stock or into 20,569,231 shares of the Company's Series C preferred stock immediately prior to the first closing of a qualified equity financing that occurs prior to the closing of an initial public offering of the Company's common stock and the Convertible Notes will be terminated; (ii) amended the terms of the Subordinated Note to provide that it will automatically convert either into 34,210,182 shares of the Company's common stock immediately prior to the closing of an initial public offering of the Company's common stock or into 34,210,182 shares of a new series of the Company's preferred stock (with identical rights, preferences and privileges as the Company's Series C preferred stock, but with a liquidation preference of one times its original issue price) immediately prior to the first closing of a qualified equity financing that occurs prior to the closing of an initial public offering of the Company's common stock and the Subordinated Note will be terminated; and (iii) requires Essex Woodlands to effect

CORIUM INTERNATIONAL, INC.

Notes to the Financial Statements (Continued)

As of and for the years ended September 30, 2012 and 2013

18. Subsequent Events (Continued)

the automatic conversion of all outstanding shares of the Company's preferred stock in connection with the completion of an initial public offering of the Company's common stock.

Simultaneously, the Company also entered into a repurchase agreement pursuant to which the Company agreed to repurchase 10,885,884 shares of the Company's common stock for an aggregate repurchase price of $5.225 million from two of the Company's founders. These repurchases will occur immediately prior to the earlier of the closing of an initial public offering of the Company's common stock and the first closing of a qualified equity financing, and these repurchases will satisfy in full all of the Company's remaining obligations under the repurchase agreements.

* * * **

                             Shares

Corium International, Inc.

Common Stock

Preliminary Prospectus

Joint Book-Running Managers

Jefferies

Leerink Swann

Co-Managers

Needham & Company

FBR

                             , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by the Registrant, other than estimated underwriting discounts and commissions, in connection with our initial public offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee:

SEC registration fee	$	*
FINRA filing fee		*
NASDAQ Global Market listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*
To be completed by amendment.

Item 14.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

As permitted by the Delaware General Corporation Law, the Registrant's restated certificate of incorporation that will be in effect at the closing of the offering contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

  •
  any breach of the director's duty of loyalty to the Registrant or its stockholders;

  •
  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

  •
  any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant's restated bylaws that will be in effect at the closing of our initial public offering, provide that:

  •
  the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

  •
  the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

  •
  the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions; and

  •
  the rights conferred in the bylaws are not exclusive.

The Registrant has entered, and intends to continue to enter, into separate indemnification agreements with its directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant's restated certificate of incorporation and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director or executive officer of the Registrant regarding which indemnification is sought. Reference is also made to the underwriting agreement to be filed as Exhibit 1.1 to this registration statement, which provides for the indemnification of executive officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant's restated certificate of incorporation, restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant's directors and executive officers for liabilities arising under the Securities Act.

The Registrant currently carries liability insurance for its directors and officers.

Item 15.    Recent Sales of Unregistered Securities

Since November 1, 2010, the Registrant has issued and sold the following securities:

  •
  From October 1, 2010 to November 1, 2013, we granted stock options to purchase an aggregate of 10,032,607 shares of common stock to employees, consultants and directors pursuant to our 2012 Equity Incentive Plan, having exercise prices of $0.22 per share. Of these options, 8,500 shares have been issued upon exercise thereof for cash consideration in the aggregate amount of $1,870, options to purchase 5,000 shares have been cancelled without being exercised and options to purchase 10,019,107 shares remain outstanding.

  •
  From August 2012 through September 2013 we issued warrants to purchase an aggregate of 1,075,643 shares of common stock at $0.01 to certain lenders and sophisticated accredited investors.

  •
  From December 2010 through November 2011 we issued warrants to purchase an aggregate of 617,133 shares of Series C Preferred Stock at $0.9173 and we issued warrants to purchase 54,507 shares of Series C Preferred Stock at $0.73384 to certain lenders and sophisticated accredited investors

  •
  In September 2012, we amended and restated our outstanding secured convertible promissory notes originally issued in June and November 2008, which we refer to as our convertible notes, and issued to Essex Woodlands a new amended and restated subordinated secured promissory note with the same aggregate principal amount, which we refer to as the subordinated note. The aggregate principal amount and accrued interest of $18.9 million and $15.7 million as of September 30, 2013 under the convertible notes and the subordinated note automatically convert into shares of our common stock immediately prior to the closing of this offering in connection with the recapitalization described in "Related Party Transactions — Recapitalization."

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.

Item 16.    Exhibits and Financial Statement Schedules

(a)    Exhibits.    The following exhibits are included herein or incorporated herein by reference:

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement.
3.1		Restated Certificate of Incorporation, as amended to date.
3.2	*	Form of Restated Certificate of Incorporation to be effective in connection with the closing of this offering.
3.3		Bylaws, as currently in effect.
3.4	*	Form of Restated Bylaws to be effective in connection with the closing of this offering.
4.1	*	Form of Common Stock Certificate.
4.2		Investors' Rights Agreement, dated September 20, 2007, by and among the Registrant and certain of its stockholders, as amended.
5.1	*	Opinion of Fenwick & West LLP.
10.1	*	Form of Indemnification Agreement.
10.2		2002 Stock Option Plan and forms of award agreements.
10.3		2012 Equity Incentive Plan and forms of award agreements.
10.4	*	2014 Equity Incentive Plan, to become effective on the date immediately prior to the date the registration statement is declared effective, and forms of award agreements.
10.5	*	2014 Employee Stock Purchase Plan, to become effective on the date the registration statement is declared effective, and form of subscription agreement.
10.6		Offer Letter, accepted and agreed to on March 14, 2008, by and between the Registrant and Peter D. Staple.
10.7		Offer Letter, accepted and agreed to on August 28, 2012, by and between the Registrant and Robert S. Breuil.
10.8		Severance Benefits Letter, accepted and agreed to on June 25, 2013, by and between the Registrant and Parminder Singh.
10.9		Lease dated March 20, 2002, by and between the Registrant and Baker-Wilcox L.L.C. (predecessor to Virtu Brunswick Associates, LLC) as amended March 1, 2004, March 22, 2007, and July 13, 2012.
10.10		Lease dated April 5, 2004, by and between the Registrant and Firco Associates, L.L.C. (predecessor to Virtu Brunswick Associates, LLC), as amended November 10, 2004, March 22, 2007, and July 1, 2012.
10.11		Business Park Lease dated October 13, 2006, by and between the Registrant and David D. Bohannon Organization, as amended November 15, 2013.
10.12		Lease dated April 30, 2012, by and between the Registrant and 4741 Talon Court L.L.C.

Exhibit Number		Description of Document
10.13	†	Second Amended and Restated Loan and Security Agreement dated August 31, 2012, by and between the Registrant and Silicon Valley Bank.
10.14
Term Loan Agreement dated July 13, 2012, by and among the Registrant and Capital Royalty Partners II L.P., Capital Royalty Partners II — Parallel Fund "A" L.P. and Parallel Investment Opportunities Partners II L.P.
10.15	†	Product Development, Collaboration and License Agreement, dated May 11, 2002, by and between the Registrant and Abrika LLLP (predecessor-in-interest to Par Pharmaceutical Inc.).
10.16	†
Manufacturing and Supply Agreement For Transdermal Fentanyl, dated November 12, 2003, by and between the Registrant and Abrika LLLP (predecessor-in-interest to Par Pharmaceutical Inc.), as amended July 24, 2013.
10.17	†	Assignment and Assumption Agreement, dated November 6, 2012, by and between Actavis South Atlantic LLC, and Par Pharmaceutical, Inc., and acknowledged and consented to by the Registrant.
10.18	†	Amended and Restated Settlement Agreement, dated November 6, 2012, by and between the Registrant and Actavis South Atlantic LLC.
10.19	†
Development, License and Commercialization Agreement, dated October 18, 2006, by and between the Registrant and Agile Therapeutics, Inc. as modified by the Addendum to the Development, License and Commercialization Agreement, dated January 10, 2012, by and between the Registrant and Agile Therapeutics, Inc. and Addendum No. 2 to Development, License and Commercialization Agreement, dated February 6, 2013, by and between the Registrant and Agile Therapeutics, Inc.
10.20	†
Development, Manufacturing and Commercialization Agreement, dated May 5, 2004, by and between the Registrant and Barr Laboratories, Inc., as amended by letter agreements dated September 8, 2009 and June 21, 2010.
10.21	†	Development, Manufacturing and Commercialization Agreement, dated August 14, 2006, by and between the Registrant and Barr Laboratories, Inc.
10.22	†	License Agreement, dated June 13, 2005, by and between the Registrant and The Procter & Gamble Company.
10.23	†	Restated Supply Agreement, dated June 4, 2010, by and between the Registrant and The Procter & Gamble Manufacturing Company as amended on October 8, 2010 and December 18, 2013.
21.1		Subsidiaries of the Registrant
23.1	*	Consent of Independent Registered Public Accounting Firm.
23.2	*	Consent of Fenwick & West LLP (included in Exhibit 5.1).
24.1	*	Power of Attorney (included in page II-6 of the registration statement on Form S-1 filed herewith).

*
To be filed by amendment.

†
Confidential treatment will be requested with respect to portions of this exhibit.

(b)    Financial Statement Schedules.    All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant's financial statements or related notes.

Item 17.    Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Menlo Park, State of California, on this               day of                             , 2013.

CORIUM INTERNATIONAL, INC.
Peter D. Staple Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Peter D. Staple and Robert S. Breuil, and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments) and any registration statement related thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Peter D. Staple	Chief Executive Officer (Principal Executive Officer)
Robert S. Breuil	Chief Financial Officer (Principal Financial and Accounting Officer)
Bhaskar Chaudhuri, Ph.D	Director
Gary W. Cleary, Ph.D	Director

Signature	Title	Date

Ronald Eastman	Director
Phyllis Gardner, M.D.	Director
David Greenwood	Executive Chairman, Director
John Kozarich, Ph.D	Director
Robert W. Thomas	Director
Daniel G. Welch	Director

EXHIBIT INDEX

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement.
3.1		Restated Certificate of Incorporation, as amended to date.
3.2	*	Form of Restated Certificate of Incorporation to be effective in connection with the closing of this offering.
3.3		Bylaws, as currently in effect.
3.4	*	Form of Restated Bylaws to be effective in connection with the closing of this offering.
4.1	*	Form of Common Stock Certificate.
4.2		Investors' Rights Agreement, dated September 20, 2007, by and among the Registrant and certain of its stockholders, as amended.
5.1	*	Opinion of Fenwick & West LLP.
10.1	*	Form of Indemnification Agreement.
10.2		2002 Stock Option Plan and forms of award agreements.
10.3		2012 Equity Incentive Plan and forms of award agreements.
10.4	*	2014 Equity Incentive Plan, to become effective on the date immediately prior to the date the registration statement is declared effective, and forms of award agreements.
10.5	*	2014 Employee Stock Purchase Plan, to become effective on the date the registration statement is declared effective, and form of subscription agreement.
10.6		Offer Letter, accepted and agreed to on March 14, 2008, by and between the Registrant and Peter D. Staple.
10.7		Offer Letter, accepted and agreed to on August 28, 2012, by and between the Registrant and Robert S. Breuil.
10.8		Severance Benefits Letter, accepted and agreed to on June 25, 2013, by and between the Registrant and Parminder Singh.
10.9		Lease dated March 20, 2002, by and between the Registrant and Baker-Wilcox L.L.C. (predecessor to Virtu Brunswick Associates, LLC) as amended March 1, 2004, March 22, 2007, and July 13, 2012.
10.10		Lease dated April 5, 2004, by and between the Registrant and Firco Associates, L.L.C. (predecessor to Virtu Brunswick Associates, LLC), as amended November 10, 2004, March 22, 2007, and July 1, 2012.
10.11		Business Park Lease dated October 13, 2006, by and between the Registrant and David D. Bohannon Organization, as amended November 15, 2013.
10.12		Lease dated April 30, 2012, by and between the Registrant and 4741 Talon Court L.L.C.
10.13	†	Second Amended and Restated Loan and Security Agreement dated August 31, 2012, by and between the Registrant and Silicon Valley Bank.
10.14
Term Loan Agreement dated July 13, 2012, by and among the Registrant and Capital Royalty Partners II L.P., Capital Royalty Partners II — Parallel Fund "A" L.P. and Parallel Investment Opportunities Partners II L.P.

Exhibit Number		Description of Document
10.15	†	Product Development, Collaboration and License Agreement, dated May 11, 2002, by and between the Registrant and Abrika LLLP (predecessor-in-interest to Par Pharmaceutical, Inc.).
10.16	†
Manufacturing and Supply Agreement For Transdermal Fentanyl, dated November 12, 2003, by and between the Registrant and Abrika LLLP (predecessor-in-interest to Par Pharmaceutical, Inc.), as amended July 24, 2013.
10.17	†	Assignment and Assumption Agreement, dated November 6, 2012, by and between Actavis South Atlantic LLC, and Par Pharmaceutical, Inc., and acknowledged and consented to by the Registrant.
10.18	†	Amended and Restated Settlement Agreement, dated November 6, 2012, by and between the Registrant and Actavis South Atlantic LLC.
10.19	†
Development, License and Commercialization Agreement, dated October 18, 2006, by and between the Registrant and Agile Therapeutics, Inc. as modified by the Addendum to the Development, License and Commercialization Agreement, dated January 10, 2012, by and between the Registrant and Agile Therapeutics, Inc. and Addendum No. 2 to Development, License and Commercialization Agreement, dated February 6, 2013, by and between the Registrant and Agile Therapeutics, Inc.
10.20	†
Development, Manufacturing and Commercialization Agreement, dated May 5, 2004, by and between the Registrant and Barr Laboratories, Inc., as amended by letter agreements dated September 8, 2009 and June 21, 2010.
10.21	†	Development, Manufacturing and Commercialization Agreement, dated August 14, 2006, by and between the Registrant and Barr Laboratories, Inc.
10.22	†	License Agreement, dated June 13, 2005, by and between the Registrant and The Procter & Gamble Company.
10.23	†	Restated Supply Agreement, dated June 4, 2010, by and between the Registrant and The Procter & Gamble Manufacturing Company as amended on October 8, 2010 and December 18, 2013.
21.1		Subsidiaries of the Registrant
23.1	*	Consent of Independent Registered Public Accounting Firm.
23.2	*	Consent of Fenwick & West LLP (included in Exhibit 5.1).
24.1	*	Power of Attorney (included in page II-6 of the registration statement on Form S-1 filed herewith).

*
To be filed by amendment.

†
Confidential treatment will be requested with respect to portions of this exhibit.